                   U.S. SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                                  FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS


       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                            Unified Holdings, Inc.
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                (Name of Small Business Issuer in its charter)

              Delaware                                      35-1797759
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   (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                       Identification No.)

429 North Pennsylvania Street, Indianapolis, Indiana         46204-1873
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     (Address of principal executive offices)                (Zip Code)

Issuer's telephone number, including area code:  (317) 634-3301
                                               -------------------------------


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

           Not Applicable
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------------------------------------          --------------------------------


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 par value
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                                (Title of class)

                        Preferred Stock, $.01 par value
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                               (Title of class)


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
                                       UNIFIED HOLDINGS, INC.

                                            FORM 10 S-B

                                         TABLE OF CONTENTS

                                                                                         Page
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
      PART I
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              Item 1.   Description of Business                                             1
                        -----------------------
              Item 2.   Management's Discussion and Analysis or Plan of Operation          26
                        ---------------------------------------------------------
              Item 3.   Description of Property                                            29
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              Item 4.   Security Ownership of Certain Beneficial Owners and Management     30
                        --------------------------------------------------------------
              Item 5.   Directors, Executive Officers, Promoters and Control Persons       36
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              Item 6.   Executive Compensation                                             37
                        ----------------------
              Item 7.   Certain Relationships and Related Transactions                     39
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              Item 8.   Description of Securities                                          39
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      PART II
      -------
              Item 1.   Market Price of and Dividends on the Registrant's Common
                        --------------------------------------------------------
                        Equity and Other Stockholder Matters                               44
                        ------------------------------------
              Item 2.   Legal Proceedings                                                  45
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              Item 3.   Changes In and Disagreements with Accountants                      45
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              Item 4.   Recent Sales of Unregistered Securities                            45
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              Item 5.   Indemnification of Officers and Directors                          45
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      PART F/S                                                                             47
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      PART III
      --------
              Item 1.   Index to Exhibits                                                 110
                        -----------------
              Item 2.   Description of Exhibits                                           110
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

                                    PART I
                                    ------


ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

            Certain statements contained in this Registration Statement are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

GENERAL

            Unified Holdings, Inc., a Delaware corporation ("Unified" or the "Company"), was organized December 7, 1989. At March 31, 1997, Unified owned all of the capital stock of Unified Management Corporation ("UMC"), Indianapolis, Indiana, a licensed National Association of Securities Dealers, Inc. ("NASD") broker-dealer, and Unified Advisers, Inc. ("UAI"), Indianapolis, Indiana, a registered investment adviser and transfer agent. Reference in this filing to the "Company" includes Unified and its wholly owned subsidiaries.

            The Company's principal business is providing management services and equipment for its two wholly owned subsidiaries which, in turn, concentrate their services over seven major lines of business in the financial services industry: mutual fund services and distribution; brokerage and securities services; investment advisory and asset management services for all asset management categories; mutual fund consolidations, tax-free reorganizations and start-ups; certain non-bank custodial services; retirement services; and internal and external proprietary product and systems development. Through its subsidiaries, these services are provided primarily to third party financial services institutions, predominantly mutual funds. As a result of Unified's ten percent (10%) stock ownership in and affiliation with Vintage Advisers, Inc. ("VAI"), a Delaware corporation, the Company's subsidiaries provide services for the affiliated Vintage Funds, a family of eight no-load mutual funds, sponsored by VAI (hereinafter referred to as the "Vintage Funds").

            Currently, the Company serves as transfer agent, administrative services agent, distributor, fund accountant and/or stockholder services agent for ten mutual fund families consisting of approximately 50 different portfolios, including the eight Vintage Funds portfolios, and performs other clerical functions for the Vintage Funds in addition to the typical mutual fund services. The Company receives revenues for the management of the Vintage Funds along with certain commissions attributable to distribution of fund shares as well as mutual fund and clerical services fees. Since
October of 1995, the Vintage Funds have grown to over $66,000,000 in combined assets as of March 31, 1997, most of which are from UMC's brokerage sweep accounts. Of the approximately $135,000,000 of Unified's clients' assets invested in mutual funds, nearly half of those assets are invested in the affiliated Vintage Funds. The Vintage Funds portfolios include: The Vintage Starwood Strategic Fund; The Vintage Asset Allocation Fund; The Vintage Aggressive Growth Fund; The Vintage Laidlaw Fund; The Vintage First Lexington Balanced Fund; The Vintage Taxable Fixed Income Fund; The Vintage Tax-Free Money Market Fund; and The Vintage Taxable Money Market Fund.

            UMC, the Company's broker-dealer subsidiary, functions as the distributor to the Vintage Funds and also provides specialty services, such as retirement services, for certain customers of the

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Vintage Funds in addition to its discount brokerage activities.  The brokerage subsidiary clears, on a fully-disclosed basis, through Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation.

            As of May 26, 1997, Unified had outstanding (i) 600,000 shares of its common stock, $.01 par value (the "Common Stock"), and (ii) 17,069 shares of its preferred stock, $.01 par value (the "Preferred Stock"), of which 8,486 of such shares are designated as "Series A 8% Cumulative Preferred Stock" and 8,583 of such shares are designed as "Series B 8% Cumulative Preferred Stock." As of March 31, 1997, the Company reported, on a consolidated basis, total assets of $1,930,479 and stockholders' equity of $964,905. On February 6, 1997, Unified's Board of Directors (the "Board") approved a 2 for 1 stock split raising the number of outstanding shares of Common Stock to 600,000 and approved an amendment to the Company's Certificate of Incorporation (the "Certificate of Incorporation") that authorizes the issuance of up to 25,000,000 shares of Common Stock. The amendment to the Certificate of Incorporation was effective May 12, 1997. All of the Company's 25,000,000 authorized shares of Common Stock and the 1,000,000 authorized shares of Preferred Stock are to be registered pursuant to this Form 10 Registration Statement, pursuant to Section 12(g) of the Securities Act of 1934, as amended (the "1934 Act").

            The shares of Common Stock currently are owned: 76.76% (460,574 shares) by the Unified Holding, Inc. Management and Employee Retention Plan ("M.E.R.P.") (a non-qualified plan), with all such plan share awards granted to date in the form of options; 16.72% (100,294 shares) by the Unified Holdings, Inc. Restricted Stock Option Plan (the "Stock Option Plan") (a non-qualified plan); and 6.52% (39,132 shares) by the Unified Regional Prototype 401(k) Profit Sharing Plan ("401(k) Plan") (a qualified plan).

            Mr. Timothy L. Ashburn, the Company's Chief Executive Officer and Chairman, votes, at the direction of the M.E.R.P. Committee and the Stock Option Plan Committee, the shares of Common Stock held by the M.E.R.P. and the Stock Option Plan, respectively, and Mr. Lynn E. Wood, the Company's President, Chief Operating Officer and a Director, votes, at the direction of the Board and the 401(k) Plan Committee, the shares held by the 401(k) Plan.

            As of March 31, 1997, the total number of shares of Preferred Stock that were authorized was 1,000,000, of which 20,000 shares have been designated as follows:

                                                                    SHARES
                                                   SHARES         ISSUED AND          STATED           PAR
                                                 DESIGNATED       OUTSTANDING         VALUE           VALUE
                                                 ----------       -----------         ------          -----
 Series A 8% Cumulative Preferred Stock            10,000            8,486              $100           $.01
 Series B 8% Cumulative Preferred Stock            10,000            8,583               100            .01

            Dividend payments on the Preferred Stock are cumulative at 8% per annum of the stated value. Without the consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, the Company may not create any additional class or series of stock ranking or having a parity as to payment of dividends or as to liquidation preference over or with the Series A or Series B Preferred Stock.

            In the event of non-payment of the cumulative preferred dividends, the holders of Preferred Stock shall be entitled to vote on all matters coming to the attention of the Company, as provided in the Certificate of Incorporation.

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

            Unified's principal executive offices are located at 429 North Pennsylvania Street, Indianapolis, Indiana 46204, and its telephone number is (317) 634-3301.

THE COMPANY'S SUBSIDIARIES AND OPERATIONS

            The Company has two wholly owned subsidiaries, both Indiana corporations, through which it conducts its operations: Unified Advisers, Inc., a registered investment advisor and licensed, registered transfer agent, which was organized on February 1, 1990; and Unified Management Corporation, a NASD and SIPC member broker-dealer, which was organized on November 20, 1952 as Unified Underwriters and commenced operations as Unified Management Corporation effective February 25, 1976.

            UNIFIED ADVISERS, INC. UAI is a complete mutual fund financial services company specializing in the development, support, maintenance, shareholder servicing, management and investment advisory of mutual funds.

            UAI was formed in 1990 as a sister company to UMC in a strategic move to separate and segregate the brokerage services employees (and brokerage account activities) from the mutual fund services employees (and mutual fund account activities).

            UAI is a highly automated and tiered transfer agent and registered stock transfer agent, that presently provides transfer agency, fund accounting, administrative and/or compliance services for nine different third-party, unaffiliated mutual fund families consisting of nearly $3 billion in mutual fund assets, approximately 50 different portfolios and 125,000 different shareholders. Additionally, as a registered investment adviser, UAI has approximately $135 million of assets under management, all of which are invested in mutual funds, with approximately $60 million of its $135 million invested in the Vintage Funds.

            UAI's primary services include: mutual fund transfer agency and shareholder recordkeeping; shareholder services plan support; mutual fund start-up services; administration; fund accounting; compliance; asset allocation services; statement processing; tax-free reorganizations; qualified plan services, support and constructs; fulfillment; and investment advisory services. UAI performs the Vintage Funds' internal mutual fund services on a fixed, basis points arrangement, such that profits on the services (and the expenses from the Vintage Funds' perspective) are "locked in" and therefore calculable.

            UAI has experience and expertise in all of the necessary business units to transact tax-free mutual fund reorganizations, mergers and acquisitions. Through its systems group, full-service capacity and its link to a brokerage affiliate, UAI has the capability of converting assets on a tax-free basis from existing funds into Unified's affiliated mutual fund family, the Vintage Funds. Additionally, Unified Advisers has the capability and flexibility to create or modify funds specifically individualized to the client and the transaction.

            As a mutual fund service provider for third party mutual funds, UAI generally is responsible for all of a fund's business activities, including distribution (through UMC) and investment management. The Company believes that these services are an extension of distribution, that high quality servicing is critical to retaining shareholder accounts and that quality of service directly impacts the growth of mutual fund assets. Therefore, UAI strives to create an error-free operating environment based on stringent standards established by the Company.

            UAI's service responsibilities may be divided into five major services:

                  * shareholder recordkeeping - encompasses all mutual fund shareholders' transactions, including taking purchase and redemption orders, entering orders into the transfer agency system and forwarding information regarding trade activity to the portfolio managers and fund accountants as specified;

                  *      fund accounting - provides the daily
            recordkeeping for each fund, including calculations of net asset value per share, dividend rates per share and the maintenance of all books, records and financial reports required by the Securities and Exchange Commission (the "SEC") and other regulatory agencies. This service also includes preparation of quarterly financial statements, shareholder reports and board reports for each portfolio, participation in the periodic updating of prospectuses, preparation of federal, state and local tax returns, payment of all costs and expenses of the fund, and the maintenance of the official books and records of each fund;

                  * cash management - ensures timely receipts and disbursements on shareholders activity for effective asset management, including cash availability for investment, reconciliation of accounts, cash movement and activity, processing of fees, and tax withholding and reporting;

                  *      fund administration and legal compliance; and

                  *      investment advisory services.

            UAI, as the primary servicing agent for various mutual funds, including the Vintage Funds, receives fees from the funds for providing such services. As such, UAI is economically dependent on these funds and their respective contracts (and renewals) for a substantial portion of its revenue.

            UNIFIED MANAGEMENT CORPORATION. UMC was formed in 1952 as Unified Underwriters and is a regional discount brokerage firm with a unique link to mutual fund assets via its brokerage account services. A licensed NASD broker-dealer since 1976, UMC founded the first mutual fund in the state of Indiana in 1963 while operating as Unified Underwriters, and specializes in mutual fund distribution and shareholder servicing liaison providing such services as: mutual fund distribution, distribution services and support; mutual fund conversion support for broker-dealer requirements; mutual fund trades; individual retirement account ("IRA") custodial services; 12b-1 maintenance, accounting and marketing support; securities (stock and bond) brokerage; brokerage clearing and execution services; consolidated brokerage statement processing; mutual fund and brokerage software development; asset allocation and performance measurement services and statement processing; and retirement account record keeping.

            UMC, as a fund distributor and broker-dealer of record, has created a beneficial synergy by uniquely linking brokerage accounts with funds and providing a proprietary brokerage sweep relationship through the Vintage money market funds. UMC also utilizes its brokerage services as an important component in the tax-free conversion (re-organization) of mutual fund assets from small third-party mutual funds into the Vintage Funds.

            UMC clears through Pershing and provides a full range of brokerage products, including an Internet home page which is scheduled for availability in June of 1997.

THE COMPANY'S AFFILIATED MUTUAL FUNDS

            The Company currently owns a 10% interest in VAI, a registered investment adviser that manages and sponsors the Vintage Funds, a no-load family of mutual funds consisting of eight portfolios. As of March 31, 1997, the Vintage Funds maintained approximately $66 million in total net assets, predominantly in its two money market portfolios, and features its proprietary property, V.O.I.C.E. (Vision for Ongoing Investment in Charity
                                  -           -       -             -
and Education)(SM) and several other innovative products to the financial
    -
services industry.

            The Vintage Funds' mission, largely due to its relationship with VAI and Unified, is to capture existing small fund assets via: tax-free reorganizations; acquisitions; asset mergers; construction of Vintage portfolios for certain R.I.A.s; and the marketing of its V.O.I.C.E. concept.

            The Vintage Funds were established by VIA as a platform for five primary visions:

                  (i)    As a proving ground for the V.O.I.C.E.
            program, and establishing V.O.I.C.E. as a niche in the industry, highlighting its philanthropic nature and its contributions to not-for-profit organizations, especially in the area of education;

                  (ii)   To provide a more attractive and more
            efficient home for small, third party mutual funds thereby growing the Vintage Funds' assets by: tax-free reorganizations due to its affiliation with Unified; the attraction of the V.O.I.C.E. program; and stock-for-stock acquisitions;

                  (iii) To create an efficient, no-load investment environment, with industry mid-point expense ratios and free expense privileges;

                  (iv) To provide the opportunities and diversity attributable to selected fund-of-funds; and

                  (v) To create a complete mutual fund service environment with a special focus on the gathering and maintenance of retirement plans.

            Three of the Vintage Fund's five equity portfolios and its fixed income portfolio are fund-of-funds.

            The Vintage Funds feature the unique mutual fund investment advisory services and marketing programs of VAI and Unified. Both the Vintage Funds and the Company enjoy a fixed basis point services structure that protects and "locks in" both profitability and expenses.

THE PHILANTHROPIC V.O.I.C.E. (VISION FOR ONGOING INVESTMENT IN
                              -          -       -
CHARITY AND EDUCATION)(SM) PROGRAM.
-           -

            The Company oversees and manages the V.O.I.C.E. program for its affiliate, VAI, exclusively for the Vintage Funds. V.O.I.C.E. is a unique and innovative philanthropic program through which individuals and institutions can cause contributions to be made to educational, charitable and philanthropic "not-for-profit" organizations at no expense to the Vintage Fund or to the shareholder. VAI makes the contributions from its own revenue to certain accredited college or university endowments or general scholarship funds designated by qualifying shareholders.

            Philanthropic institutions outside the area of education may be accepted, at the discretion of VAI. The V.O.I.C.E. program, the only one of its kind in the mutual fund industry, is the proprietary property of VAI.

            In 1996, VAI entered into a limited licensing arrangement with Star Bank of Cincinnati, Ohio that allows Star Bank to use the V.O.I.C.E. idea for certain bank products within the state of Ohio in exchange for a five basis point royalty on any assets attracted by the V.O.I.C.E. program. The license agreement expires in January of 1998.

REGULATION OF THE COMPANY'S BUSINESS

            Under the Investment Company Act of 1940 (the "1940's Act"), the advisory, sub-advisory and distribution agreements between the Vintage Funds and the Company's subsidiaries are reviewed annually and renewed accordingly by the Board of Trustees of the Vintage Funds (the "Board of Trustees"). There are no assurances that the Company's subsidiaries will be able to continue the contracts with the Vintage Funds. If the Company or the Company's subsidiaries are unable to successfully renew those agreements with the Vintage Funds, the cancellation of those agreements could have a material adverse effect on the Company's business. The service agreements with mutual funds and the behavior of the Company and its subsidiaries supporting those agreements require regulation by the NASD, SEC, independent auditors and counsel, and often require the approval of the Board of Trustees and, in certain cases, the shareholders of the Vintage Funds. Although no assurances can be made, the Company believes that such approval will be granted and that the mutual fund services agreements will be renewed.

            The securities industry, including broker-dealer, investment advisory and transfer agency firms in the United States, are subject to extensive regulation under federal and state laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD. The regulations to which broker-dealers are subjected cover all aspects of the securities business, including sales methods, trade practices, capital structure of securities firms, recordkeeping and the conduct of directors, officers and employees. Additional state and federal legislation, changes in rules promulgated by the SEC and by self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules often directly affect the methods of operation and profitability of money managers, broker-dealers and transfer agents. Investment-related firms also are subject to regulation and licensing by state securities commissions in the states in which they transact business. The SEC, state securities administrators and the self-regulatory organizations may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers, investment advisors and stock transfer agents is the protection of customers and the securities markets rather than protection of creditors and shareholders of such firms.

INDUSTRY REGULATIONS

            The Company is subject to extensive regulation as to its duties, affiliations, conduct and limitations on fees. Section 22(b) of the 1940's Act provides that a securities association registered under Section 15A of the 1934 Act may adopt rules prohibiting its members from receiving a commission, discount, spread or fees except in accordance with a method or methods, and within such limitations as to the relation thereof to said public offering price, as such rules may prescribe in order that the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers and underwriters, and for reasonable sales loads to investors. Section 22(c) of the 1940's Act further states that the SEC may make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company, whether or not members of any securities association. Any rules and regulations so made by the SEC, to the extent that they may be inconsistent with the rules of any securities association, shall, so long as they remain in force, supersede the rules of the association and be binding upon its members as well as all other underwriters and dealers to whom they may be applicable.

            The Company's wholly owned, broker-dealer subsidiary, UMC, is a NASD member. The NASD, a securities association registered pursuant to
Section 15A of the 1934 Act has prescribed rules (Section 26 of the NASD Rules of Fair Practice) with respect to maximum commissions, charges and fees related to investment in any open-end investment company registered under the 1940's Act.

            The Company's 10% affiliate, VAI, is a registered investment adviser and serves as the adviser to the Vintage Funds. It is unlawful for any investment adviser to: (1) employ any device, scheme or artifice to defraud any client or prospective client; (2) engage in any transaction, practice or course of business that operates as a fraud or deceit upon any client or prospective client; or (3) engage in any act, practice or course of business which is fraudulent, deceptive or manipulative.

            The Board of Trustees is presently sixty percent
(60%) "disinterested" as defined under the 1940's Act. The Vintage Funds, VAI and the Board of Trustees have initiated a plan to become 75% disinterested in order to affect tax-free reorganizations of third party mutual funds in the future, a business that the Vintage Funds, due to its affiliation with Unified, aggressively pursues. The 75% disinterested trustee arrangement will be an important component in the Company's business plan as such plan relates to tax-free reorganizations of third party funds and to the Company's anticipated plans to acquire other registered investment advisers to other mutual fund families. An investment adviser can transfer control of an investment company only under the provision that at least seventy-five (75%) percent of the directors of the investment company are independent of the new and old investment adviser, and provided no unfair burden is imposed on the investment company as a result of the sale. The effect of such transfer results in the termination of the old investment adviser agreement and requires the new agreement to be approved by both the Board of Trustees and the Vintage Funds' shareholders.

            Directors and the investment adviser also are defined as fiduciaries; accordingly, the SEC is authorized to initiate an action to enjoin a breach of fiduciary duties involving personal misconduct by officers, directors, investment advisers and principal underwriters. Shareholders or the SEC also may bring an action against the officers, directors and investment adviser for breach of fiduciary duty in establishing the compensation paid the investment adviser. An investment adviser to a fund, its principals and its employees, also may be subject to proceedings initiated by the SEC to impose remedial sanctions for violation of any provision of the federal securities laws and the regulations adopted thereunder, and the SEC may preclude such investment adviser to an investment company from continuing to act in the capacity of investment adviser. Investment companies such as the Vintage Funds are subject to considerable substantive regulation. Such companies must comply with periodic reporting requirements. Proxy solicitations are subject to the general proxy rules as well as to special proxy rules applicable only to investment companies. Shares of investment companies can only be offered at a uniform public offering price based upon the current share net asset value plus the sales load. No more than sixty percent (60%) of the directors can be interested persons, defined to include, among others, persons affiliated with the management company or underwriter, and a majority of the directors must not be affiliated with the underwriter (distributor). The management agreement initially must have been approved by a majority of the outstanding shares and, after two years, must be annually approved, either by the board or by the outstanding voting shares. The management agreement must automatically terminate in the event of assignment and must be subject to termination upon 60 days notice by the board or by a vote of the majority of the outstanding voting shares. The underwriting or distribution agreement also must be annually approved by the board or by a vote of a majority of the outstanding voting shares, and must provide for automatic termination in event of assignment. Transactions between the investment company and an affiliate can be entered into only if approved by the SEC, after notice and opportunity for hearing.

NET CAPITAL REQUIREMENTS

            As a broker-dealer, and as a member of the NASD, UMC is subject to the SEC's minimum net capital rule (Rule 15c3-1), which provides that a broker-dealer doing business with the public must maintain certain minimum net capital and shall not permit its aggregate indebtedness to exceed certain specified limitations. The rule is designed to measure a firm's financial integrity and liquidity. A broker-dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital drops below specified levels, and also may be prohibited from expanding its business or declaring cash dividends. In addition, failure to maintain the required net capital may subject a broker-dealer to disciplinary actions by the SEC, the NASD and state securities administrators, including fines, censure, suspension or expulsion. Rule 15c3-1 may limit UMC's uses of its capital.

            UMC was required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $50,000 at December 31, 1996 and 1995, whichever was greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 1996, UMC had net capital of $137,894, which was $87,894 in excess of its required net capital of $50,000, and a net capital ratio of 2.28 to 1. At December 31, 1995, UMC had net capital of $203,377 which was $153,377 in excess of its required net capital of $50,000, and a net capital ratio of 1.33 to 1. Factors that affect UMC's net capital include the general investment climate as well as the ability of the Company to obtain any liquid assets necessary to contribute equity capital to its subsidiaries. Although UMC currently has sufficient net capital, should the Company's liquidity be impaired substantially as a result of any factor, including potential demands for cash created by a rescission offer, and additional net capital becomes necessary, the continued operation of UMC and the Company could be restricted or suspended.

            Rule 15c3-1 requires the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1, and imposes certain restrictions on operations. In computing net capital, various adjustments to net worth are made with a view to excluding assets that are not readily convertible into cash and with a view to a conservative statement of other assets, such as a firm's position in securities. UMC may not allow withdrawal of subordinated capital if minimum net capital would thereafter be less than 5% of aggregate debit items as defined under Rule 15c3-1. Further, UMC may not permit equity capital to be withdrawn, whether by payment of dividends, repurchase of stock or other means, if its net capital would thereafter be less than 5% of aggregate debit items as defined under Rule 15c3-1. Compliance with Rule 15c3-1 may limit those operations of a firm (such as UMC) that may require the use of its capital.

REGULATORY PENALTIES FOR FAILURE TO MAINTAIN MINIMUM NET CAPITAL
REQUIREMENTS

            Rule 15c3-1 imposes minimum financial requirements for broker-dealers. A decrease below minimum net capital required for UMC could force the broker-dealer to suspend activities pending recovery of net capital. Factors that affect UMC's net capital include the general investment climate as well as the ability of the Company to obtain any assets necessary to contribute equity capital to UMC. Although UMC currently has sufficient net capital, should the Company's liquidity be impaired substantially as a result of any factor, and additional net capital become necessary, the continued operation of UMC could be restricted or suspended.

            The Company's asset management, mutual fund services, mutual fund management and broker-dealer businesses are subject to various risks and contingencies, many of which are beyond the ability of the Company to control. These risks include: economic conditions generally and in particular those affecting bond and securities markets, interest rates and discretionary income available for investment; customer inability to meet payment or delivery commitments; customer fraud; and employee misconduct and error.

COMPLIANCE REQUIREMENTS AND REGULATORY PENALTIES FOR NONCOMPLIANCE

            Various aspects of the Company's business are subject to federal and state regulation as well as "self regulatory" authorities that, depending on the nature of any noncompliance, may result in the suspension or revocation of licenses or registration, including broker-dealer, investment advisor and transfer agent licenses and registrations, as well as the imposition of civil fines and criminal penalties. Failure by the Company or any of its employees to comply with such regulations or with any of the laws, rules or regulations of federal, state or industry authorities (principally the NASD and SEC) could result in censure, imposition of fines or other sanctions, including revocation of the Company's right to do business or in suspension or expulsion from the NASD. Any of the foregoing would have a material adverse effect upon the Company. Such regulations are designed primarily for the protection of the investing customers of securities firms rather than the Company's stockholders. Finally, there is no assurance that the Company, along with other fund sellers, administrators and managers will not be subjected to additional stringent regulation and publicity that may adversely affect its business. In the securities industry, in recent years, there has been an increased incidence of litigation, including court litigation, arbitration and enforcement or disciplinary proceedings by regulators.

COMPETITION

            Since its inception, the Company has directly competed primarily with a number of larger, more established mutual fund service organizations and securities firms. Competition is influenced by various factors, including breadth, quality of service and price. All aspects of the Company's business are competitive, including competition for mutual fund assets to manage. Large national firms have much greater marketing capabilities, offer a broader range of financial services and compete not only with the Company and among themselves but also with commercial banks, insurance companies and others for retail and institutional clients. The Company's affiliated mutual funds are subject to competition from nationally and regionally distributed funds offering equivalent financial products with returns equal to or greater than those offered by the Vintage Funds. The Company is focused on the niche area of tax-free reorganizations and consolidations of small mutual funds into the Vintage Funds family and its proprietary products, such as V.O.I.C.E. Competition for assets under management is intense from both national and regional based firms. Access to local investment and the population of the region by modern communication systems is so efficient that the Company's geographical position cannot be deemed an advantage. The Company's investment management operations compete with a large number of other investment management firms, commercial banks, insurance companies, broker-dealers and other financial service firms. Most of these firms are larger and have access to greater resources than the Company. The investment advisory industry is characterized by relatively low cost of entry and the formation of new investment advisory entities that may compete directly with the Company is a frequent occurrence. The Company directly competes with as many as several hundred firms that are of similar or larger size. The Company's ability to increase and retain clients' assets could be materially adversely affected if client accounts under-perform the market. The ability of the Company's investment management subsidiary to complete with other investment management firms also is dependent, in part, on the relative attractiveness of their investment philosophies and methods under prevailing market conditions. A large number of mutual funds are sold to the public by investment management firms, broker-dealers, insurance companies and banks in competition with the Vintage Funds. Many of the Company's competitors apply substantial resources to advertising and marketing their mutual funds, which may adversely affect the ability of the Vintage Funds to attract new assets. The Company expects that there will be increasing pressures among mutual fund sponsors to obtain and hold market shares. Although the Company may expand the financial services it can render to its customers, it does not now offer as broad a range of financial services as national stock exchange member firms, commercial banks, insurance companies and others.

POTENTIAL BANK COMPETITION

            The Glass-Steagall Act, among other things, prohibits banks from engaging in the underwriting, public sale or principal distribution of and dealing in securities. Bank holding companies (either directly or through their bank or non-bank subsidiaries), however, are generally permitted to purchase and sell securities, as agent, upon the order and for the account of their customers. Federal bank regulatory agencies, including the Office of the Comptroller of the Currency (the "OCC"), have by regulatory interpretations, allowed banks to provide a wide variety of services to mutual funds, including investment advisory, administration, shareholder servicing, custodial and transfer agency services. If current restrictions under the Glass-Steagall Act were relaxed and banks were authorized to organize, sponsor and distribute shares of an investment company, it is possible that national, regional or local banks would consider the possibility of performing some or all of the services presently provided by the Company. Should such an event occur, it could have a material adverse effect on the Company's business operations.

DEPENDENCE ON KEY CLIENTS

            The Company presently provides mutual fund services, transfer agency, fund accounting, administration and distribution services to ten mutual fund families consisting of approximately 50 different portfolios. Eight of those portfolios, the Vintage Funds, originally were organized and are sponsored by VAI. The Vintage Funds and those of the remaining parties, have entered into contracts with the Company which typically expire within one to three years. No assurance can be made that any of these third party funds or the Vintage Funds will remain clients of the Company upon expiration or termination of the various administration and distribution agreements. The loss by the Company of such mutual fund clients, especially the Vintage Funds, would have a material adverse effect on the Company.

            Additionally, UMC has entered into clearing agreements with its introduced broker-dealer clients that represent a substantial portion of the assets in the Vintage Funds through the use of the Vintage Taxable and Tax-Free Money Market Funds as their brokerage sweep facility. The introduced broker-dealer relationships also represent a significant portion of UMC's revenues from trading commissions. The loss of clearing clients would have a material adverse effect on the Vintage Funds and the Company.

            VAI receives management fees from the Vintage Funds. As the Vintage Funds' manager and advisor, VAI, and, therefore, the Company, are economically dependent on the Vintage Funds for a substantial portion of their revenue.

            The contractual division of responsibilities between the Company, its merger companies and the affiliated funds track the main services and functions of a mutual fund. Contacts for portfolio management performed by VAI in the case of the Vintage Funds are awarded annually by review and approval of the independent Boards of Trustee of the various Vintage Funds (the "Boards"). The Boards consists of six trustees, four of whom are independent, and two, Timothy L. Ashburn and Jack R. Orben, who are affiliated with the Company. These Boards are also responsible for awarding the Company's subsidiaries the various service agreements for the Vintage Funds (mutual fund regulations limit certain agreements to one year and others are typically one to three year contracts). Distribution and administrative services contracts are generally terminable by a fund's Board for "cause" (as defined in the contracts).

DEPENDENCE ON KEY PERSONALS

            The Company is dependent in a large part on the personal efforts of Timothy L. Ashburn, the Chief Executive Officer and Chairman of the Board, as well as a group of senior management personnel. The loss or unavailability of any of these persons could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain highly skilled personnel in all areas of its business. There can be no assurance that the Company will be able to attract and retain personnel on acceptable terms in the future. Loss of any of these individual's services would likely have a material adverse effect on the Company's business. The Company intends to purchase a key man insurance policy on Mr. Ashburn in the amount of $1,000,000 naming the Company as the beneficiary.

EMPLOYEES

            As of March 31, 1997, the Company and its subsidiaries had 35 employees, of which 33 were full time employees.

RECENT DEVELOPMENTS

            On April 25, 1997, the Company entered into an agreement to acquire Health Financial, Inc. ("Health Financial"), located in Lexington, Kentucky. Health Financial is an investment adviser providing services to trusts, retirement plans, businesses and individuals located primarily in Kentucky. As of March 31, 1997, Health Financial reported total assets of $842,293 and shareholders' equity of $817,293.

            On April 25, 1997, the Company entered into an agreement to acquire First Lexington Trust Company ("First Lexington"), located in Lexington, Kentucky. First Lexington is a non-bank affiliated trust company that is regulated by the Department of Financial Institutions, Commonwealth of Kentucky. As of March 31, 1997, First Lexington reported total assets of $1,022,345 and shareholders' equity of $992,548.

            On May 8, 1997, the Company entered into an agreement to acquire VAI, located in Indianapolis, Indiana. VAI is a registered investment advisor under the 1940's Act and is the advisor to the Vintage Funds. As of March 31, 1997, VAI reported total assets of $607,800 and stockholders' equity of $50,700.

PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

            The following unaudited pro forma combined consolidated balance sheet gives effect to proposed acquisitions of Health Financial, First Lexington and VAI as if each of the acquisitions were consummated on December 31, 1996.

            The following pro forma combined consolidated income statements for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994 set forth the results of operations of the Company combined with the results of operations of Health Financial, First Lexington and VAI as if the proposed acquisitions had occurred as of the first day of the period presented.

            The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of the Company, Health Financial, First Lexington and VAI. The historical interim financial information for the three months ended March 31, 1997 and 1996, used as a basis for the pro forma combined consolidated financial statements, include all necessary adjustments, which, in management's opinion, are necessary to present the data fairly. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the proposed acquisitions had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

            VAI has a November 30 fiscal year end. For purposes of the following pro forma combined consolidated financial statements, VAI information at or for the year ended November 30 and the three months ended February 28/29 is reported as December 31 and March 31 data, respectively. VAI was incorporated on December 12, 1994 and, as such, does not have operating results as of or for the year ended November 30, 1994.

                                                       UNIFIED HOLDINGS, INC.
                                           PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                           MARCH 31, 1997
                                                            (UNAUDITED)

                                    UNIFIED                 FIRST      HEALTH                ADJUSTMENTS & ELIMINATIONS
                                  CONSOLIDATED    VAI     LEXINGTON   FINANCIAL    COMBINED     DEBIT         CREDIT    CONSOLIDATED
                                  ------------  --------  ---------   ---------    --------  -------------------------- ------------

ASSETS
------
CASH AND CASH EQUIVALENTS          $  339,096   $ 25,631  $   99,762   $104,123   $  568,612   $           $             $  568,612

SECURITIES OWNED, AT MARKET VALUE
   Debt securities                                           802,970                 802,970                                802,970
   Mutual funds (affiliated)          197,848     54,793                             252,641                                252,641
   Mutual funds                                                         177,915      177,915                                177,915

INVESTMENTS
   Investment in Affiliated
    Company                           430,879                                        430,879           0    430,879<F5>           0

ACCOUNTS RECEIVABLE
   Receivables                        491,615     40,555      71,231    322,454      925,855           0    127,714<F6>     798,141
   Allowance for bad debts             (2,041)                                        (2,041)                                (2,041)

LOANS RECEIVABLE                       50,000                            40,113       90,113           0     50,000          40,113

OTHER ASSETS
   Prepaid and sundry assets          120,929      6,046       3,424                 130,399                                130,399
   Organization cost, net                        175,049       9,000                 184,049                                184,049
   Cash surrender value on life
    insurance policy                                                                       0                                      0
   Deferred development cost                     305,764                             305,764                                305,764

FIXED ASSETS
   Property, furniture and
    equipment, net                    213,656                 35,958    197,688      447,302                                447,302
   Capitalized lease, net              88,497                                         88,497                                 88,497
                                   ----------   --------  ----------   --------   ----------   ---------   --------      ----------

     TOTAL ASSETS                  $1,930,479   $607,838  $1,022,345   $842,293   $4,402,955   $       0   $608,593      $3,794,362
                                   ==========   ========  ==========   ========   ==========   =========   ========      ==========


See notes to pro forma combined consolidated financial statements.



                                    - 13 -


                               UNIFIED                 FIRST     HEALTH             ADJUSTMENTS & ELIMINATIONS
                             CONSOLIDATED    VAI     LEXINGTON  FINANCIAL COMBINED     DEBIT         CREDIT             CONSOLIDATED
                             ------------ ---------  ---------  --------- --------  --------------------------          ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

LIABILITIES
CURRENT LIABILITIES
   Current portion of lease
    obligations               $   36,205  $          $          $        $   36,205  $              $                    $   36,205
   Note payable                             135,000                         135,000      50,000<F6>        0                 85,000
   Accounts payable and
    accrued expenses             332,598    184,290       5,657   25,000    547,545     127,714<F6>        0                419,831
   Accrued compensation          109,652    223,125                         332,777                                         332,777
   Income taxes payable                                   2,465               2,465                                           2,465
   Deferred income taxes                                 15,076              15,076                                          15,076
   Other liabilities             462,765                  4,789             467,554      57,081<F6>        0                410,473
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------

     Total current
      liabilities                941,220    542,415      27,987   25,000  1,536,622     234,795            0              1,301,827
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------

LONG-TERM LIABILITIES
   Long-term portion of
    lease obligations             24,354                                     24,354                                          24,354
   Deferred income taxes                                  1,810               1,810                                           1,810
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------

     Total liabilities           965,574    542,415      29,797   25,000  1,562,786     234,795            0              1,327,991
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------

COMMITMENTS

SHAREHOLDERS' EQUITY
   Common Stock                    1,696        300       8,295    9,300     19,591       8,391                              11,200
   Preferred A                     8,486                                      8,486                                           8,486
   Preferred B                     8,583                                      8,583                                           8,583
   Additional paid-in capital  1,126,543    599,700     821,705   46,510  2,594,458     997,374                           1,597,084
   Retained earnings
    (accumulated deficit)       (176,870)  (476,094)    162,548  761,483    271,067                  631,967<F1><F2>        903,034
                                                                                                            <F3><F4><F5>
   Unrealized gain/(loss) on
    investments                   (3,533)   (58,483)                        (62,016)                                        (62,016)
   Treasury stock                                                                 0                                               0
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------

     Total shareholders'
      equity                     964,905     65,423     992,548  817,293  2,840,169   1,005,765      631,967              2,466,371
                              ----------  ---------  ---------- -------- ----------  ----------     --------             ----------


TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY       $1,930,479  $ 607,838  $1,022,345 $842,293 $4,402,955  $1,240,560     $631,967             $3,794,362
                              ==========  =========  ========== ======== ==========  ==========     ========             ==========




See notes to pro forma combined consolidated financial statements.


                                                UNIFIED HOLDINGS, INC.
                                PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                       FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                                     (UNAUDITED)

                                         UNIFIED               FIRST     HEALTH            ADJUSTMENTS & ELIMINATIONS
                                       CONSOLIDATED   VAI    LEXINGTON FINANCIAL  COMBINED     DEBIT      CREDIT      CONSOLIDATED
                                       ------------ -------- --------- ---------  -------- -------------------------- ------------

REVENUE
   Brokerage                            $  421,441  $ 82,572   $       $          $  421,441  $             $         $  421,441
   Investment advisor fees                   4,032                                    86,604                              86,604
   Fund services                           284,486                                   284,486   27,315<F7>        0       257,171
   Trustee fees                                                 59,481   348,547     408,028                             408,028
   Administration fees                                          12,222       300      12,522                              12,522
   Valuation system fees                                                                   0                                   0
   Trail commission and load fees          238,525                                   238,525                             238,525
   Retirement fees                         116,044                                   116,044                             116,044
   Software and program fees                47,198                                    47,198                              47,198
   Interest income                          30,976       128     1,615       950      33,669                              33,669
   Other                                                         1,127    23,746      24,873                              24,873
                                        ----------  --------   ------- ---------  ----------  -------       ------    ----------

     Gross revenue                       1,142,702    82,700    74,445   373,543   1,673,390   27,315            0     1,646,075
                                        ----------  --------   ------- ---------  ----------  -------       ------    ----------

COST OF SALES
   Brokerage revenue charges               270,892                                   270,892                             270,892
   Trail commission revenue charges        165,003                                   165,003                             165,003
   Fund reimbursement                                                                      0                                   0
   Sub-Advisor fees                          2,416                                     2,416                               2,416
                                        ----------  --------   ------- ---------  ----------  -------       ------    ----------

     Cost of sales                         438,311                                   438,311        0            0       438,311
                                        ----------  --------   ------- ---------  ----------  -------       ------    ----------

Gross Profits                              704,391    82,700    74,445   373,543   1,235,079   27,315            0     1,207,764
                                        ----------  --------   ------- ---------  ----------  -------       ------    ----------

EXPENSES

   Employee compensation & benefits        312,397    45,403    16,760   435,969     810,529                             810,529
   Investment advisory fees                                      5,210    10,202      15,412                              15,412
   Administration fees                                          15,349                15,349                              15,349
   Software maintenance fees                                                               0                                   0
   Related party employee, supplies
    and operating expenses reimbursed                                                      0                                   0
   Brokerage operating charges              69,957                                    69,957                              69,957
   Fund services operating charges          56,999                                    56,999                              56,999
   Market quotes                            11,367                                    11,367                              11,367
   Mail and courier service                  8,143        52       783     1,461      10,439                              10,439
   Telephone                                30,484        50       933       869      32,336                              32,336
   Equipment rental/maintenance             19,810                                    19,810                              19,810

See notes to pro forma combined consolidated financial statements.

                                    - 15 -

                                          UNIFIED               FIRST     HEALTH             ADJUSTMENT & ELIMINATIONS
                                        CONSOLIDATED   VAI    LEXINGTON FINANCIAL   COMBINED    DEBIT      CREDIT      CONSOLIDATED
                                        ------------ -------- --------- ---------   -------- ------------------------- ------------
   Insurance                                 6,017     1,655    10,049     3,695      21,416                               21,416
   Professional fees                         7,425    10,823     3,137     7,125      28,510                               28,510
   Occupancy                                47,317               1,875     1,034      50,226                               50,226
   Depreciation and amortization            35,048    19,849     2,000    11,250      68,147                               68,147
   Office supplies                           8,555               1,374     7,805      17,734                               17,734
   Travel and entertainment                 14,068     6,238                          20,306                               20,306
   Taxes (other than payroll)               14,035     1,367                          15,402                               15,402
   Temporary help                           13,308                                    13,308                               13,306
   Advertising and conventions                         3,876                           3,876                                3,876
   Doubtful accounts                                                                       0                                    0
   Interest expense                          1,317     3,412                           4,729                                4,729
   All other                                 7,260    19,646     1,170     2,079      30,155        0     27,315<F7>       2,840
                                        ----------  --------   ------- ---------  ----------  -------    -------       ----------

     Total expenses                        663,507   112,371    58,640   481,489   1,316,007        0     27,315        1,288,692
                                        ----------  --------   ------- ---------  ----------  -------    -------       ----------

Results before gain/(loss) on
    securities, and income taxes            40,884   (29,671)   15,805  (107,946)    (80,928)  27,315     27,315          (80,928)

Realized gain/(loss) on securities                                                         0                                    0

Unrealized gain/(loss) on securities        (5,192)   (2,729)                         (7,921)                              (7,921)

Equity in affiliates                       (14,414)                                  (14,414)       0     14,414<F5>            0
                                        ----------   -------   ------- ---------  ----------  -------    -------       ----------

Results before income taxes                 21,278   (32,400)   15,805  (107,946)   (103,263)  27,315     41,729          (88,849)

Income taxes                                                     4,275                 4,275        0      4,275<F8>            0
                                        ----------  --------   ------- ---------  ----------  -------    -------       ----------

Net results                             $   21,278  $(32,400)  $11,530 $(107,946) $ (107,538) $27,315    $46,004       $  (88,849)
                                        ==========  ========   ======= =========  ==========  =======    =======       ==========



See notes to pro forma combined consolidated financial statements.

                                                   UNIFIED HOLDINGS, INC.
                                  PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                         FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                                        (UNAUDITED)

                                         UNIFIED                FIRST    HEALTH             ADJUSTMENT & ELIMINATIONS
                                       CONSOLIDATED    VAI    LEXINGTON FINANCIAL  COMBINED    DEBIT       CREDIT     CONSOLIDATED
                                       ------------  ------   --------- ---------  -------- ------------------------- ------------
REVENUE
   Brokerage                            $  485,476   $         $        $         $  485,476  $           $            $  485,476
   Investment advisor fees                   3,203    46,635                          49,838                               49,838
   Fund services                           380,814                                   380,814                              380,814
   Trustee fees                                                 40,806   383,502     424,308                              424,308
   Administration fees                                           3,085                 3,085                                3,085
   Valuation system fees                                                                   0                                    0
   Trail commission and load fees          276,569                                   276,569                              276,569
   Retirement fees                           3,092                                     3,092                                3,092
   Software and program fees                47,228                                    47,228                               47,228
   Interest income                          11,333        17    14,890     6,516      32,756                               32,756
   Other                                       780               1,587    20,381      22,748   20,381<F7>       0           2,367
                                        ----------   -------   -------  --------  ----------  -------     -------      ----------

     Gross revenue                       1,208,495    46,652    60,368   410,399   1,725,914   20,381           0       1,705,533
                                        ----------   -------   -------  --------  ----------  -------     -------      ----------

COST OF SALES
   Brokerage revenue charges               273,562                                   273,562                              273,562
   Trail commission revenue charges        173,167                                   173,167                              173,167
   Fund reimbursement                                  5,717                           5,717                                5,717
   Sub-Advisor fees                          1,922                                     1,922                                1,922
                                        ----------   -------   -------  --------  ----------  -------     -------      ----------

     Cost of sales                         448,651     5,717                         454,368        0           0         454,368
                                        ----------   -------   -------  --------  ----------  -------     -------      ----------

Gross Profits                              759,844    40,935    60,368   410,399   1,271,546   20,381           0       1,251,165
                                        ----------   -------   -------  --------  ----------  -------     -------      ----------

EXPENSES

   Employee compensation and benefits      343,242     3,335    16,500   352,831     715,908        0      20,381<F5>     695,527
   Investment advisory fees                                      1,517    12,493      14,010                               14,010
   Administration fees                                           4,131     1,831       5,962                                5,962
   Software maintenance fees                                                               0                                    0
   Related party employee, supplies and
     operating expenses reimbursed                                                         0                                    0
   Brokerage operating charges              92,068                                    92,068                               92,068
   Fund services operating charges          59,672                                    59,672                               59,672
   Market quotes                            10,489                                    10,489                               10,489
   Mail and courier service                  9,712        65       124     1,496      11,397                               11,397
   Telephone                                24,863       941     1,173       945      27,922                               27,922
   Equipment rental/maintenance             43,162     1,744                          44,906                               44,906

See notes to pro forma combined consolidated financial statements.

                                    - 17 -

                                        UNIFIED               FIRST    HEALTH               ADJUSTMENTS & ELIMINATIONS
                                      CONSOLIDATED    VAI   LEXINGTON FINANCIAL   COMBINED   DEBIT          CREDIT     CONSOLIDATED
                                      ------------  ------- --------- ---------   --------   -------------------------- ------------
   Insurance                               6,617               3,413      2,653      12,683                                12,683
   Professional fees                       8,496     12,474    3,818        777      25,565                                25,565
   Occupancy                              50,615               1,250        328      52,193                                52,193
   Depreciation and amortization          35,438     13,297    2,501      4,420      55,656                                55,656
   Office supplies                         6,954        213               6,591      13,758                                13,758
   Travel and entertainment               13,270      4,018                          17,288                                17,288
   Taxes (other than payroll)             14,632      1,119                          15,751                                15,751
   Temporary help                          2,537                                      2,537                                 2,537
   Advertising and conventions                        5,583                           5,583                                 5,583
   Doubtful accounts                                                                      0                                     0
   Interest expense                        2,097      3,262                           5,359                                 5,359
   All other                               7,735        410    1,570      7,432      17,147                                17,147
                                        --------   --------  -------   --------  ----------  -------    -------        ----------

     Total expenses                      731,599     46,461   35,997    391,797   1,205,854        0     20,381         1,185,473
                                        --------   --------  -------   --------  ----------  -------    -------        ----------

Results before gain/(loss) on securities,
   and income taxes                       28,245     (5,526)  24,371     18,602      65,692   20,381     20,381            65,692

Realized gain/(loss) on securities                                                        0                                     0

Unrealized gain/(loss) on securities      (6,449)   (12,303)                        (18,752)                              (18,752)

Equity in affiliates                      (7,869)                                    (7,869)       0      7,869<F5>             0
                                        --------   --------  -------   --------  ----------  -------    -------        ----------

Results before income taxes               13,927    (17,829)  24,371     18,602      39,071   20,381     28,250            46,940

Income taxes                                                   7,500                  7,500               7,500<F8>             0
                                        --------   --------  -------   --------  ----------  -------    -------        ----------

Net results                             $ 13,927   $(17,829) $16,871   $ 18,602  $   31,571  $20,381    $35,750        $   46,940
                                        ========   ========  =======   ========  ==========  =======    =======        ==========


See notes to pro forma combined consolidated financial statements.

                                                  UNIFIED HOLDINGS, INC.
                                  PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                       (UNAUDITED)

                                   UNIFIED                 FIRST     HEALTH                ADJUSTMENTS & ELMINATIONS
                                 CONSOLIDATED    VAI     LEXINGTON  FINANCIAL    COMBINED     DEBIT        CREDIT    CONSOLIDATED
                                 ------------ ---------  ---------  ---------    --------  ------------------------- ------------
REVENUE
   Brokerage                      $1,846,201  $          $          $           $1,846,201  $            $            $1,846,201
   Investment advisor fees            17,887    248,090              1,661,841   1,927,818                             1,927,818
   Fund services                   1,968,384                                     1,968,384   500,313<F7>        0      1,468,071
   Trustee fees                                           176,825                  176,825                               176,825
   Administration fees                                     12,341       66,000      78,341    66,000<F7>        0         12,341
   Valuation system fees                                    2,000                    2,000                                 2,000
   Trail commission and load
     fees                            995,318                                       995,318                               995,318
   Retirement fees                   246,139                                       246,139                               246,139
   Software and program fees         190,445                4,181                  194,626                               194,626
   Interest income                    66,730         64    59,561        1,966     128,321                               128,321
   Other                             (40,714)       100       163       15,525     (24,926)                              (24,926)
                                  ----------  ---------  --------   ----------  ----------  --------     --------     ----------

     Gross revenue                 5,290,390    248,254   255,071    1,745,332   7,539,047   566,313            0      6,972,734
                                  ----------  ---------  --------   ----------  ----------  --------     --------     ----------

COST OF SALES
   Brokerage revenue charges       1,141,291                                     1,141,291                             1,141,291
   Trail commission revenue
     charges                         653,595                                       653,595                               653,595
   Fund reimbursement                            65,560                             65,560                                65,560
   Sub-Advisor fees                   11,586                                        11,586                                11,586
                                  ----------  ---------  --------   ----------  ----------  --------     --------     ----------

     Cost of sales                 1,806,472     65,560                          1,872,032         0            0      1,872,032
                                  ----------  ---------  --------   ----------  ----------  --------     --------     ----------

Gross Profits                      3,483,918    182,694   255,071    1,745,332   5,667,015   566,313            0      5,100,702
                                  ----------  ---------  --------   ----------  ----------  --------     --------     ----------

EXPENSES

   Employee compensation
     and benefits                  1,331,272    181,835              1,411,323   2,924,430                314,500<F7>  2,609,930
   Investment advisory fees                                                              0                                     0
   Administration fees                                     12,341        4,250      16,591                                16,591
   Software maintenance fees                                4,181                    4,181                                 4,181
   Related party employee,
     supplies and
     operating expenses
     reimbursed                                            66,000                   66,000                 66,000<F7>          0
   Brokerage operating charges       332,508                                       332,508                               332,508
   Investment adviser expenses                              6,066       49,972      56,038                                56,038
   Fund services operating
     charges                         233,500                                       233,500                               233,500
   Market quotes                      41,721                                        41,721                                41,721
   Mail and courier service           57,528        276                  5,983      63,787                                63,787
   Telephone                          66,500      2,549     4,690        3,779      77,518                                77,518
   Equipment rental/maintenance      105,122      3,909     2,237                  111,268                               111,268

See notes to pro forma combined consolidated financial statements.

                                    - 19 -

                                                                                                ADJUSTMENTS &
                                   UNIFIED                 FIRST     HEALTH               ADJUSTMENTS & ELIMINATIONS
                                 CONSOLIDATED     VAI    LEXINGTON  FINANCIAL    COMBINED    DEBIT       CREDIT      CONSOLIDATED
                                 ------------  --------- ---------  ---------    -------- -------------------------- ------------
   Insurance                          25,535       5,501    13,652      10,612      55,300                               55,300
   Professional fees                  55,921      92,263    15,273       3,108     166,565                              166,565
   Occupancy                         195,869                 5,000       2,782     203,651                              203,651
   Depreciation and amortization     167,382      53,189    10,002      17,680     248,253                              248,253
   Office supplies                    37,175         386       497      26,365      64,423                               64,423
   Travel and entertainment           43,898      20,536                 7,615      72,049                               72,049
   Taxes (other than payroll)         70,958       3,705     1,776       1,312      77,751                               77,751
   Temporary help                     13,388                                        13,388                               13,388
   Advertising and conventions           874      13,854                            14,728                               14,728
   Doubtful accounts                       0                                             0                                    0
   Interest expense                    4,993      14,119                            19,112                               19,112
   All other                          28,037     186,207     2,272      22,409     238,925             185,813<F7>       53,112
                                  ----------   ---------  --------  ----------  ----------  --------  --------       ----------

     Total expense                 2,812,181     578,329   143,987   1,567,190   5,101,687         0   566,313        4,535,374
                                  ----------   ---------  --------  ----------  ----------  --------  --------       ----------

Results before gain/(loss)
   on securities,
   and income taxes                  671,737    (395,635)  111,084     178,142     565,328   566,313   566,313          565,328

Realized gain/(loss)
   on securities                      25,588      (3,353)               24,096      46,331                               46,331

Unrealized gain/(loss) on
   securities                          1,659     (55,754)                          (54,095)                             (54,095)

Equity in affiliates                (151,108)                                     (151,108)            151,108<F5>            0
                                  ----------   ---------  --------  ----------  ----------  --------  --------       ----------

Results before income taxes          547,876    (454,742)  111,084     202,238     406,456   566,313   717,421          557,564

Income taxes                                                30,000                  30,000              30,000<F8>            0
                                  ----------   ---------  --------  ----------  ----------  --------  --------       ----------

Net results                       $  547,876   $(454,742) $ 81,084  $  202,238  $  376,456  $566,313  $747,421       $  557,564
                                  ==========   =========  ========  ==========  ==========  ========  ========       ==========



See notes to pro forma combined consolidated financial statements.

                                                       UNIFIED HOLDINGS, INC.
                                      PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                            (UNAUDITED)
                                    UNIFIED                 FIRST      HEALTH                ADJUSTMENTS & ELIMINATIONS
                                  CONSOLIDATED    VAI     LEXINGTON   FINANCIAL   COMBINED     DEBIT          CREDIT    CONSOLIDATED
                                  ------------  --------  ---------   ---------   --------   -------------------------- ------------
REVENUE
   Brokerage                       $2,363,345   $          $         $           $2,363,345   $              $           $2,363,345
   Investment advisor fees             10,434     27,207    108,429   1,307,531   1,453,601                               1,453,601
   Fund services                    1,395,782                                     1,395,782    199,275              0     1,196,507
   Trail commission and load fees     540,950                                       540,950                                 540,950
   Retirement fees                    163,044                                       163,044                                 163,044
   Software and program fees          213,755                                       213,755                                 213,755
   Interest income                     21,258        811     55,946                  78,015                                  78,015
   Other                                  243                            16,591      16,834                                  16,834
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

     Gross revenue                  4,708,811     28,018    164,375   1,324,122   6,225,326    199,275              0     6,025,051
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

COST OF SALES
   Brokerage revenue charges        1,244,893                                     1,244,893                               1,244,893
   Trail commission revenue
     charges                          130,281                                       130,281                                 130,281
   Fund reimbursement                             24,922                             24,922                                  24,922
   Sub-advisor fees                     9,266                                         9,266                                   9,266
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

     Cost of sales                  1,384,440     24,922                          1,409,362          0              0     1,409,362
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

Gross Profits                       3,324,371      3,096    164,375   1,324,122   4,815,964    199,275              0     4,616,689
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

EXPENSES

   Employee compensation and
     benefits                       1,368,077                         1,024,876   2,392,953          0        198,000     2,194,953
   Brokerage operating charges        577,373                                       577,373                                 577,373
   Investment advisor expenses                               55,701      45,561     101,262                                 101,252
   Administration fees                                                    3,050       3,050                                   3,050
   Software maintenance fees                                                              0                                       0
   Related party employee,
     supplies and operating
     expenses reimbursed                                                                  0                                       0
   Fund services operating
     charges                          170,395                                       170,395                                 170,395
   Market quotes                       73,445                                        73,445                                  73,445
   Mail and courier service            73,044        108                  3,478      76,630                                  76,630
   Telephone                          152,380        199        913       2,507     155,999                                 155,999
   Equipment rental/maintenance       151,787                                       151,787                                 151,787
   Insurance                           56,502                10,562       7,686      74,750                                  74,750
   Professional fees                   73,711      6,827     12,349       1,200      94,087                                  94,087
   Occupancy                          212,418                 5,000       2,984     220,402                                 220,402
   Depreciation and amortization      142,797     26,594        532       5,992     175,915                                 175,915

See notes to pro forma combined consolidated financial statements.



                                    - 21 -

                                    UNIFIED                 FIRST      HEALTH                ADJUSTMENTS & ELIMINATIONS
                                  CONSOLIDATED    VAI     LEXINGTON   FINANCIAL   COMBINED     DEBIT          CREDIT    CONSOLIDATED
                                  ------------  --------  ---------   ---------   --------   -------------------------- ------------
   Office supplies                     41,212                    36      19,435      60,683                                  60,683
   Travel and entertainment            47,835      7,122                  7,933      62,890                                  62,890
   Taxes (other than payroll)          71,528        387      2,668       1,310      75,893                                  75,893
   Temporary help                      46,414                                        46,414                                  46,414
   Advertising and promotion                       3,209        281                   3,490                                   3,490
   Doubtful accounts                   (3,475)                                       (3,475)                                 (3,475)
   Interest expense                     7,429      5,450                             12,879                                  12,879
   All other                            6,213        661        244      12,179      19,297          0          1,275        18,022
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

     Total expense                  3,269,085     50,557     88,286   1,138,191   4,546,119          0        199,275     4,346,844
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

Results before gain/(loss) on
    securities, and income taxes       55,286    (47,461)    76,089     185,931     269,845    199,275        199,275       269,845

Realized gain/(loss) on securities                    26                 35,356      35,382                                  35,382

Unrealized gain/(loss) on
  securities                                                                              0                                       0

Equity in earnings of subsidiary       (1,599)                                       (1,599)         0          1,599             0
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

Results before income taxes            53,687    (47,435)    76,089     221,287     303,628    199,275        200,874       305,227

Income taxes                                                 19,354                  19,354                    19,354             0
                                   ----------   --------   --------  ----------  ----------   --------       --------    ----------

Net results                        $   53,687   $(47,435)  $ 56,735  $  221,287  $  284,274   $199,275       $220,228    $  305,227
                                   ==========   ========   ========  ==========  ==========   ========       ========    ==========



See notes to pro forma combined consolidated financial statements.

                                                       UNIFIED HOLDINGS, INC.
                                      PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1994
                                                            (UNAUDITED)
                                    UNIFIED                 FIRST      HEALTH                ADJUSTMENTS & ELIMINATIONS
                                  CONSOLIDATED    VAI     LEXINGTON   FINANCIAL  COMBINED      DEBIT          CREDIT    CONSOLIDATED
                                  ------------  --------  ---------   ---------  --------    -------------------------- ------------
REVENUE
   Brokerage                       $2,905,597   $          $          $         $2,905,597   $              $            $2,905,597
   Investment advisor fees                                  15,266     507,526     522,792                                  522,792
   Fund services                      979,155                                      979,155                                  979,155
   Trail commission and load fees     605,774                                      605,774                                  605,774
   Retirement fees                    194,416                                      194,416                                  194,416
   Software and program fees          224,386                                      224,386                                  224,386
   Interest income                                          38,577                  38,577                                   38,577
   Other                              150,721                           16,552     167,273                                  167,273
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

     Gross revenue                  5,060,049          0    53,843     524,078   5,637,970          0              0      5,637,970
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

COST OF SALES
   Brokerage revenue charges        1,664,496                                    1,664,496                                1,664,496
   Trail commission revenue
     charges                          104,437                                      104,437                                  104,437

   Sub-advisor fees                                                                      0                                        0
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

     Cost of sales                  1,768,933          0                         1,768,933          0              0      1,768,933
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

Gross Profit                        3,291,116          0    53,843     524,078   3,869,037          0              0      3,869,037
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

EXPENSES

   Employee compensation and
     benefits                       1,470,542                          393,908   1,864,450                                1,864,450
   Brokerage operating charges        651,291                                      651,291                                  651,291
   Investment advisor expenses                                          17,940      17,940                                   17,940
   Administration fees                                                   2,450       2,450                                    2,450
   Fund services operating charges    114,181                                      114,181                                  114,181
   Market quotes                       72,444                                       72,444                                   72,444
   Mail and courier service           134,340                            2,064     136,404                                  136,404
   Telephone                          145,647                  863       1,730     148,240                                  148,240
   Equipment rental/maintenance       112,069                                      112,069                                  112,069
   Insurance                           58,580                7,943       5,759      72,282                                   72,282
   Professional fees                   38,604                3,379         800      42,783                                   42,783
   Occupancy                          170,833                5,000       2,017     177,850                                  177,850
   Depreciation and amortization      134,069                  234       9,076     143,379                                  143,379
   Office supplies                                           7,577      12,106      19,683                                   19,683
   Travel and entertainment            55,832                            3,860      59,692                                   59,692

See notes to pro forma combined consolidated financial statements.


                                    - 23 -

                                    UNIFIED                 FIRST      HEALTH                ADJUSTMENTS & ELIMINATIONS
                                  CONSOLIDATED    VAI     LEXINGTON   FINANCIAL  COMBINED      DEBIT          CREDIT    CONSOLIDATED
                                  ------------  --------  ---------   ---------  --------    -------------------------- ------------

   Taxes (other than payroll)          53,745                            2,612      56,357                                   56,357
   Temporary help                                                                        0                                        0
   Advertising                                                 265                     265                                      265
   Doubtful accounts                    5,616                                        5,616                                    5,616
   Interest expense                                                                      0                                        0
   All other                           84,832               11,931       7,903     104,666                                  104,666
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

     Total expense                  3,302,625          0    37,192     462,225   3,802,042          0              0      3,802,042
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

Results before gain/(loss) on
  securities, and income taxes        (11,509)         0    16,651      61,853      66,995          0              0         66,995

Realized gain/(loss) on securities                                          81          81                                       81

Unrealized gain/(loss) on
  securities                                                                             0                                        0

Equity in affiliates                                                                     0                                        0
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

Results before income taxes           (11,509)         0    16,651      61,934      67,076          0              0         67,076

Income taxes                                                 3,452                   3,452          0          3,452              0
                                   ----------   --------   -------    --------  ----------   --------       --------     ----------

Net results                        $  (11,509)  $      0   $13,199    $ 61,934  $   63,624   $      0       $  3,452     $   67,076
                                   ==========   ========   =======    ========  ==========   ========       ========     ==========



See notes to pro forma combined consolidated financial statements.


                            UNIFIED HOLDINGS, INC.
          NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)


(1)   Represents the Company's historical consolidated financial statements.

(2) Acquisition of VAI with 120,000 shares of Common Stock, based upon an exchange ratio of 1.2 shares of Common Stock for each outstanding share of VAI common stock. The acquisition of VAI will be accounted for as a pooling-of-interests.

(3) Acquisition of First Lexington with 320,000 shares of Common Stock, based upon an exchange ratio of 38.5775 shares of Common Stock for each outstanding share of First Lexington common stock. The acquisition of First Lexington will be accounted for as a pooling-of-interests.

(4) Acquisition of Health Financial with 80,000 shares of Common Stock, based upon an exchange ratio of 9.644 shares of Common Stock for each outstanding share of Health Financial common stock. The acquisition of Health Financial will be accounted for as a pooling-of-interests.

(5)   Elimination of the Company's investment and equity in earnings of VAI.

(6)   Elimination of intercompany receivables and payables in consolidation.

(7)   Elimination of intercompany revenue and expense in consolidation.

(8) Elimination of income tax effect which is offset by net operating loss carry-forward from the Company.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
            ---------------------------------------------------------

            The following presents management's discussion and analysis of the Company's consolidated financial condition and results of operations as of the dates and for the periods indicated. This discussion should be read in conjunction with the other information set forth in this registration statement, including the Company's audited consolidated financial statements and the accompanying notes thereto.

OVERVIEW

            The Company's business consists, primarily, of mutual fund management, mutual fund administrative services and brokerage operations, which are conducted through the Company's wholly owned subsidiaries, UAI and UMC.

            UAI is a complete mutual fund financial services company specializing in the development, support, maintenance, shareholder servicing, management and investment advisory of mutual funds. UAI was formed in 1990 as a sister company to UMC in a strategic move to separate and segregate the brokerage services employees (and brokerage account activities) from the mutual fund services employees (and mutual fund account activities).

            UAI is highly automated and is registered with the SEC as a transfer agent and registered stock transfer agent. UAI has total back-office mutual fund service capabilities and presently provides transfer agency, fund accounting, administrative and/or compliance services for nine different third-party, unaffiliated mutual fund families consisting of nearly $3 billion in mutual fund assets, approximately 50 different portfolios and 125,000 different shareholders. Additionally, as a registered investment adviser, UAI has $135 million of assets under management, all of which are invested in mutual funds, with approximately $60 million of its $135 million invested in the Vintage Funds.

            UMC is a regional discount brokerage firm with a unique link to mutual fund assets via its brokerage account services. A licensed NASD broker-dealer since 1976, UMC specializes in mutual fund distribution and shareholder servicing liaison providing such services as: mutual fund distribution, distribution services and support; mutual fund conversion support for requirements; mutual fund trades; IRA custodial services; 12b-1 maintenance, accounting and marketing support; securities (stock and bond) brokerage; brokerage clearing and execution services; consolidated brokerage statement processing; mutual fund and brokerage software development; asset allocation and performance measurement services and statement processing; and retirement account record keeping.

            The Company expects a continuation in reductions in annual gross revenues from its brokerage services business, but expects long-term increases in UMC's revenues based upon the Company's new business strategies for brokerage, including asset allocation and wrap products and programs, coupled with an increased selling effort and expansion of its introduced clearing customer base. The Company expects that any reductions in brokerage services revenues will be offset by anticipated increases in mutual fund services revenues, although there can be no assurances that the Company will be able to accomplish such increases or that the Company will not experience or be able to prevent unexpected reductions in its revenues or unexpected increases in its expenses.

            The Company's business strategy over the next twelve months includes: continuing and expanding its mutual fund services and brokerage services contracts and relationships; and increasing its assets under management through its typical relationships, marketing, resources and activities. In addition to its core brokerage and mutual fund services businesses, the Company expects to implement: (i) a stock-for-stock acquisition program in which the Company intends to acquire a trust company and a registered investment adviser (see "Recent Developments"), and
(ii) an aggressive tax-free reorganization program with small mutual fund families to increase assets under management in the Company's affiliated mutual funds, the Vintage Funds.

COMPARISON OF RESULTS FOR CALENDAR YEARS ENDED DECEMBER 31, 1996 AND 1995

            The Company's gross revenues increased by $581,579 to $5,290,390 in 1996 from $4,708,811 in 1995. This improvement in gross revenues resulted from a significant increase in mutual fund administrative services revenues. This increase was somewhat offset by a $422,032 cost of sales increase to $1,806,472 in 1996 from $1,384,440 in 1995. This cost of sales increase was predominantly due to increased trailing commission expenses at the brokerage subsidiary level and was partially attributable to the Company's assistance in the formation of and growth in its affiliated mutual fund family, the Vintage Funds. Mutual fund services and brokerage services margins both increased with higher volumes.

            Gross profit increased by $159,546 over the prior year to $3,483,918 in 1996 from $3,324,372 in 1995 directly related to higher volumes in the mutual fund administrative services business; however, overall percentage of gross profit to total revenue decreased to 65.85% in 1996 from 70.59% in 1995 due to a higher cost of sales.

            Operating expenses decreased by $414,905 (12.7%) over the prior year to $2,812,181 from $3,269,086, primarily due to reduced expenses reflecting lower operating costs related to communications and improved productivity of the Company's employees.

            Total net income from operations increased by $671,737 (1,150%) in 1996, compared to $55,286 for the prior year, principally due to the increase in mutual fund administrative services revenues and lower operating expenses.

            1996 consolidated net income increased $494,189 to $547,876 compared to $53,687 for the prior year. Consolidated net income calculations include a charge for losses incurred at an affiliate of $151,108 and $1,599 for 1996 and 1995, respectively.

            Administrative salaries, employee compensation and benefits decreased slightly in 1996 to $1,331,372 from $1,368,077.

            The Company does not have any pending litigation of a material nature and is not aware of any potential litigation or claims in the future. The Company's legal expenses decreased slightly over the prior year, but the Company expects a slight increase in professional fees in 1997 based upon legal work related to this registration statement and pending acquisitions, as well as anticipated public reporting requirements.

            Capital expenditures for 1997 include the purchase of computer equipment and software to further support the Company's mutual fund and brokerage services businesses. Such expenditures are not expected to exceed $180,000, and the Company currently can provide its own source of funds or lending to sufficiently absorb such expenditures so as to not endanger the liquidity or financial condition of the Company.

            The Company does not expect to need to raise additional capital to satisfy its cash requirements but will attempt to raise working capital to expand its business and products and to retire its Preferred Stock. Except with respect to the proposed acquisitions of Health Financial, First Lexington and VAI, there are no expected purchases or sales of plant or significant equipment during the next twelve months, and the Company does not expect, anticipate or have any plans for any significant changes in its number of employees.

LIQUIDITY AND CAPITAL RESOURCES

            The Company's primary sources of liquidity historically have been and continues to be cash flow from operating activities and available borrowing capacity for capitalized leases. At December 31, 1996, the Company reported working capital of $244,087, or a working capital ratio of
1.26  to 1.

            Significant portions of the Company's computer and communication equipment and software are purchased through capitalized leases. The Company expects to be able to repay its borrowings for such capitalized leases over the respective lease periods.

            Historically, cash expended in investing activities has supported the Company's affiliated mutual funds and brokerage services business through investments in VAI, of which the Company owns 10% of the outstanding capital stock, and the Vintage Funds, the Company's affiliated mutual fund family. There can be no assurances that such investments in the future will continue to produce positive effects on the Company's liquidity or working capital, and, such investments, or unexpected increases in capitalized leases, could have a negative affect on the Company's liquidity or working capital.

SENSITIVITY TO CHANGES IN MARKET CONDITIONS

            The Company's revenues, like those of other firms in the asset management, fund management, fund services and mutual fund brokerage industries, are directly related to fluctuations in assets and price levels of funds under management. A significant portion of the Company's earnings are generated from fees based on the average daily market value of the assets the Company administers for its clients. A rapid change in interest rates or a sudden decline in the bond markets, among other factors, could influence an investor's decision whether to invest or maintain an investment in a bond based mutual fund. As a result, fluctuations may occur in assets that the Company has under service or management due to changes in interest rates and other investment considerations. A significant investor trend seeking alternatives to mutual fund investments and/or to assets under management could have a negative impact on the Company's revenues by reducing the assets it manages, services and administers. Additionally, from time to time, the Company has waived, and in the future for competitive reasons, may waive certain fees normally charged to mutual funds to which it provides services.

ECONOMIC BUSINESS RISKS OUTSIDE THE COMPANY'S CONTROL

            The Company's asset management, mutual fund services, mutual fund management and broker-dealer businesses are subject to various risks and contingencies, many of which are beyond the ability of the Company to control. These risks include economic conditions generally and in particular those affecting bond and securities markets, interest rates, discretionary income available for investment, customer inability to meet payment or delivery commitments, customer fraud and employee misconduct and error.

ITEM 3.     DESCRIPTION OF PROPERTY
            -----------------------

            The Company, through its subsidiary, UMC, leases its corporate headquarters and administrative office facilities located at 429 North Pennsylvania Street, Indianapolis, Indiana, approximately 11,086 square feet, and has operating leases expiring in 2001 for such corporate office facilities and equipment. The Company's current administrative offices are considered adequate to serve the Company's foreseeable needs. Other than the administrative offices lease and the equipment and capital leases listed herein, the Company has no other significant property holdings.

            Lease obligations are allocated between the Company and its two subsidiaries based upon estimated usage. The leases include clauses for adjustment of operating costs and real estate taxes that are not reflected as part of the minimum obligations. The aggregate minimum rental commitments required under operating leases and noncancelable subleases for office space and equipment at December 31, 1996 were as follows:

                YEAR ENDED DECEMBER 31             LEASE COMMITMENTS
                ----------------------             -----------------
                        1997                          $204,831
                        1998                           198,987
                        1999                           187,026
                        2000                           167,280
                     Thereafter                        111,520
                                                      --------
                        Total                         $869,644
                                                      ========

            The Company's capitalized lease obligations are payable over a 36-month period. The following is a summary of future minimum lease payments under capitalized lease obligations as of December 31, 1996:

                YEAR ENDING DECEMBER 31              AMOUNT
                -----------------------              ------
                        1997                        $43,292
                        1998                         25,605
                        1999                         10,077
                        ----                        -------
                        Total                        78,974

                     Less amount
                representing interest                 7,628
                                                    -------

                  Net present value                 $71,346
                                                    =======

            The Company also acquired equipment through a capital lease obligation in the amount of $35,063 during 1996 and $80,218 during 1995.

            The Company, as of December 31, 1996, had equipment and furniture, net, of $218,838, and capitalized leased equipment, net, of $99,876, totaling $318,714 in equipment and furniture. The $318,714 was comprised of: major computer equipment, $240,858; minor computer equipment, $29,537; major operation equipment $3,100; major telecommunications equipment, $41,401; and office furniture and fixtures, $3,818.

            As of December 31, 1996, the net value of the equipment and furniture for financial accounting was $475,992. The current value of these assets was based upon two accounting methods. The first method was to obtain current values from suppliers from the major assets owned, which calculated to the $318,714 figure (net equipment, furniture and capitalized leased equipment).

            The second method was to determine the potential stream of income over the estimated economic life (7 years) of the assets. The revenue in billing was estimated to be 110 percent of cost including depreciation. The resulting annual revenue attributable to the use of equipment was projected to be $180,000. The costs of maintenance, use insurance and property taxes were estimated annually at $54,000. This net cash flow was discounted at 15% recognizing a higher risk to arrive at a current value of $395,864 (gross equipment, furniture and capitalized leased equipment). Since the value is minimally different than the financial value, no tax cost has been considered. The percentage of gross annual rentals represented by such leases is:

                            1997             81.67%
                            1998             84.07
                            1999             89.44
                            2000            100.00
                         Thereafter         100.00

            For purposes of depreciation, the federal tax basis, rate, method and life claimed with respect to such properties is set forth as follows:

                  Book Depreciation:  With the exception of the 1989
            computer equipment, which is depreciated on the sum-year-digits method, the properties are depreciated on a 3-10 year straight-line method, with a 5-year life for minor equipment and a 10-year life for major equipment.

                  Tax Depreciation:  For assets purchased prior to 1992,
            depreciation is calculated by double declining balance with five to seven year lives. Purchases after 1991 are depreciated on a straight-line method with 3-10 year lives, following regulations of the Internal Revenue Service.


ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
            --------------------------------------------------------------

            The following table sets forth certain information with respect to the beneficial ownership of the outstanding Common Stock and Class B Preferred Stock: (i) by each person who is known by the Company to own beneficially more than five percent of the Common Stock and/or Class B Preferred Stock; (ii) by each of the Company's directors and executive officers; and (iii) by all current directors and executive officers as a group. No director or executive officer owns any shares of Class A Preferred Stock.

                                       NUMBER OF SHARES                          NUMBER OF SHARES
                                       OF COMMON STOCK           PERCENT        OF PREFERRED STOCK          PERCENT
NAME OF BENEFICIAL OWNER           BENEFICIALLY OWNED <F1>       OF CLASS       BENEFICIALLY OWNED          OF CLASS
------------------------           -----------------------       --------       ------------------          --------
Timothy L. Ashburn                       560,868<F2>              93.5%               5,204<F3>              60.6%
Jack R. Orben                                 --                    --                  188                   2.2
Weaver H. Gaines                              --                    --                   50                      <F4>
Thomas G. Napurano                            --                    --                  943                  11.0
Lynn E. Wood                              39,132<F5>               6.5                  377                   4.4
All directors and executive
  officers (6 persons)                   600,000                 100.0                6,762                  78.8

------------------------------------------

<F1>   Unless otherwise indicated, no person has voting and investment powers over such shares, subject to community property laws, other than Timothy L. Ashburn, as the trustee for the M.E.R.P. and the Stock Option Plan, respectively.

                                    - 30 -

       Mr. Ashburn votes the shares for such plans solely at the direction of the respective plan committees and the Board. Absent such direction, the trustee may not vote. Lynn Wood is the trustee for the 401(k) Plan and votes the shares for such plan. There are no holders of the Common Stock, other than the three plans.

<F2>   Includes 460,574 and 100,294 shares of Common Stock held by the
       M.E.R.P. and the Stock Option Plan, respectively, of which Mr. Ashburn, as the trustee, has sole voting power. Of the 460,574 shares of Common Stock issued in the name of the M.E.R.P., options to acquire 52,476, 18,000, 18,000, 49,744, 53,076 and 218,748 shares have been granted to Messrs. Ashburn, Orben, Gaines, Napurano and Wood and all directors and executive officers as a group, respectively. Of the 100,294 shares of Common Stock issued in the name of the Stock Option Plan, 23,000, 5,000, 5,000, 23,000, 23,000
       and 100,294 shares have been granted to Messrs. Ashburn, Orben, Gaines, Napurano and Wood and all directors and executive officers as a group, respectively.

<F3>   Includes 300 shares owned by Mr. Ashburn's IRA.

<F4>   Less than one percent.

<F5>   Such shares are issued in the name of the 401(k) Plan, of which
       Mr. Wood, as the trustee, has sole voting power. Of the 39,132 shares of Common Stock issued in the name of the 401(k) Plan, 3420.278, 4,039.822, 3,407.104 and 13,197.746 shares are held for the benefit of Messrs. Ashburn, Napurano and Wood and all directors, and executive officers as a group, respectively.

THE MANAGEMENT AND EMPLOYEE RETENTION PLAN (M.E.R.P.)

            As of February 7, 1995, the Company established the M.E.R.P. to:
(a) retain officers and employees of the Company, and/or its subsidiaries, with experience and ability in key positions, by providing such key employees with a proprietary interest in the Company as compensation for their contributions to the Company and as an incentive to continue to make such contributions in the future through the issuance of plan share awards ("Awards") in the form of grants ("Grants"); (b) promote the interests of the Company and its stockholders by affording an incentive to certain key employees to remain in the employ of the Company and in attracting, maintaining and developing capable personnel of a caliber required to ensure the continued success of the Company by means of an offer to such persons of an opportunity to acquire or increase their proprietary interest in the Company through the Awards by the granting of options to purchase the Company's stock pursuant to the terms of the M.E.R.P. by means of Stock Option Agreements as the stock incentive portion of the Plan ("Options"); and
(c) to compensate directors for their contributions to the Company and to provide an incentive for their continued contributions as Directors in the future by means of the Awards and Options.

            The Plan is administered by a committee (the "Committee"), appointed by the Board, and whose membership is determined and reviewed from time to time by the Board. The Committee must consist of three members of the Board, and at least one of the three members of the Committee must not be an officer or employee of the Company, and/or of its subsidiaries, but may, however, own Common Stock and/or Preferred Stock. The Committee has the full power and authority to construe, interpret and administer the M.E.R.P. and may adopt such rules, procedures, guidelines and regulations for carrying out the M.E.R.P. as it may deem proper, appropriate and in the best interests of the Company and in keeping with the objectives of the M.E.R.P. for the conduct of its affairs. This power includes: (a) establishing all Award terms and conditions and adopting modifications, amendments, forms and procedures as may be necessary to comply with provisions of any applicable regulatory rulings; (b) selecting the employees to whom Awards shall be granted; (c) determining the number of shares of Common Stock subject to each Award; (d) determining the time or times when Awards will be granted;
(e) fixing such other provisions of the Awards as it may deem necessary or desirable consistent with the terms of the M.E.R.P.; and (f) determining all other questions relating to the administration of the M.E.R.P. The interpretation and construction by the Committee of any provisions of the M.E.R.P., including the administering of the M.E.R.P., and any Awards granted under the M.E.R.P. are final, conclusive and binding upon all persons, and the officers of the Company shall place into effect and cause the Company to perform its obligations under the M.E.R.P. in accordance with the Committee's determinations in administering the M.E.R.P. The M.E.R.P. and all amendments to the M.E.R.P. have been approved by the stockholders of the M.E.R.P.

            The M.E.R.P., prior to the February 6, 1997 two for one stock split, was initially funded with 240,000 shares of Common Stock, and has the right to utilize up to 80% of the Company's capital stock into the M.E.R.P. for Awards. As of this date, after the affects of the two for one stock split, 460,574 shares are funded into the M.E.R.P. of the Company's 600,000 total outstanding shares of Common Stock.

            Only employees and directors of the Company are eligible to participate in the M.E.R.P. To date, every employee and director has received Awards, and the M.E.R.P. is deemed to be "broad based" in that it is not reserved for executives but reaches every level of the Company's employee base. Awards are granted based upon eligibility criteria that were initially established by the employees in conjunction with management and the Board. Employees and directors must have at least two years of continuous service or five years of cumulative service in order to be able to exercise Options or vest grants. All eligible Award recipients commence vesting on January 1, 2000. Vesting may be accelerated under any of the following events and circumstances: (a) a change in control as defined under the M.E.R.P.; (b) registration of the Company's shares; or (c) termination of the M.E.R.P. In order for an employee or director to receive shares under the Awards pursuant to the M.E.R.P., the employee or director must be an employee at the time of vesting or a member of the Board at the time of vesting. Employees who are terminated or leave the Company's employ or directors who are not reelected to the Board at the time of the vesting are not entitled to the shares and the shares are reallocated for distribution according to the M.E.R.P. Directors receive 500 shares of per year. All directors have served continuously since the inception of the M.E.R.P.

            There are no voting rights for Award recipients under the M.E.R.P. until the recipient is the beneficial owner of the shares, after vesting. There are adjustments for capital provisions in the M.E.R.P.
There will be no dividends paid into the M.E.R.P. until the Preferred Stock has been redeemed, and, to date, only Options (and not Grants) have been granted each at a fair market value of $0.1314 per share. The Trustee for the M.E.R.P. is Timothy L. Ashburn, the Company's Chairman and Chief Executive Officer. Mr. Ashburn votes the shares of the M.E.R.P. at the direction of the Board and the Committee and, absent such direction, may not vote on behalf of the M.E.R.P. The M.E.R.P. will terminate upon the registration of the Company's shares, pursuant to a Form 10 filing in favor of a similar M.E.R.P. that will provide for no more than 20% of the outstanding capital stock of the Company to be utilized by the M.E.R.P.

            Any Stock Option Agreement granted under the M.E.R.P. shall not be exercisable until the optionee has had cumulative employment (or directorship) of at least five (5) years or continuous employment (or directorship) with the Company for a period of at least two (2) years after the date such Stock Option Agreement is granted and any and all options must be exercised, if at all, within ten (10) years after the date such Stock Option Agreement is granted. Pursuant to the M.E.R.P., each year directors receive an option to acquire 3,000 shares of Common Stock, subject to the same terms and conditions as those granted to employees of the Company.

            Notwithstanding the foregoing, should an optionee's employment with the Company, or tenure as a director, terminate due to the death of the optionee, all options shall immediately become fully vested provided the optionee has had continuous service with the Company for two (2) years, and the optionee's successor in interest shall have sixty (60) days after the optionee's date of death to exercise such option; provided, however, that such option must be exercised within ten
(10) years after the date such option is granted in accordance with the terms hereof. Any such exercisable option is hereinafter referred to as a Vested Option. All other options held on the date of termination shall expire automatically as of the date of termination.

            Except as otherwise provided herein, no option granted under the M.E.R.P. may be exercised unless the optionee is at the time of such exercise an employee (or director) of the Company or its subsidiaries.

            The M.E.R.P. shall remain in effect until the earlier of:
(1) twenty-one (21) years from the Effective Date; (2) termination by the Board; or (3) the distribution to recipients and beneficiaries of all assets of the Trust. If the M.E.R.P. is terminated by the Board, no Awards may be issued after the effective date of such termination but, subject to the preceding sentence, previously issued Awards shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the M.E.R.P.

            Notwithstanding the foregoing, no options shall be granted under the M.E.R.P. after the effective date of termination, but any Stock Option Agreements granted prior thereto may be exercised in accordance with their terms. The M.E.R.P. and all Awards granted pursuant to it are subject to all laws, approvals, requirements and regulations of any governmental authority that may be applicable thereto and, notwithstanding any provisions of the M.E.R.P. or its Awards, the holder of a Stock Option Agreement shall not be entitled to exercise the option nor shall the Company be obligated to issue any shares to the holder if such exercise or issuance would violate any of the provisions of the M.E.R.P.

THE RESTRICTED STOCK OPTION PLAN

            Effective July 22, 1996, the Company adopted the Stock Option Plan to: promote the interests of the Company by affording an incentive to certain key members of the Board and certain key employees of the Company and its subsidiaries; encourage key employees to remain in the employ of the Company and its subsidiaries and to use their best efforts in its behalf; encourage key members of the Board to remain as directors and to continue to use their best efforts in the Company's behalf; further aid the Company and its subsidiaries by means of an offer to such persons of an opportunity to acquire or increase their proprietary interest in the Company through the granting of options to purchase the Company's stock pursuant to the terms and conditions of the Stock Option Plan. The Stock Option Plan is administered and interpreted by a committee (the "Stock Option Plan Committee"), appointed by the Board, and whose membership is determined and reviewed from time to time by the Board. The Stock Option Plan Committee consists of not less than three (3) members of the Board and at least one of the three members of the Stock Option Plan Committee cannot be an officer or employee of the Company and/or its subsidiaries. Stock Option Plan Committee members may own Common and/or Preferred Stock of the Company.

            The Stock Option Plan Committee has any and all power and authority (including discretion with respect to that power and authority) which is necessary, properly advisable, desirable or convenient to enable it to carry out its duties under the Stock Option Plan. Subject to the express provisions and limitations of the Stock Option Plan, the Stock Option Plan Committee has full power and authority to construe, interpret and administer the Stock Option Plan and may from time to time adopt such rules, procedures, guidelines and regulations for carrying out the Stock Option Plan as it may deem proper, appropriate and in the best interests of the Company and in keeping with the objectives of the Stock Option Plan for the conduct of its affairs. This power includes, but is not limited to, establishing all terms and conditions of any options granted and adopting modifications, amendments, forms and procedures as may be necessary to comply with provisions of any applicable regulatory rulings. The Stock Option Plan Committee may delegate part or all of its administrative authority granted under the Stock Option Plan to one or more of its members, as the members by unanimous consent deem appropriate. Subject to the terms, provisions and conditions of the Stock Option Plan, the Stock Option Plan Committee has exclusive jurisdiction: (i) to select the employees to whom options shall be granted; (ii) to determine the number of shares of Common Stock subject to each option; (iii) to determine the time or times when options will be granted; (iv) to fix such other provisions of the option agreement as it may deem necessary or desirable consistent with the terms of the Stock Option Plan; and (v) to determine all other questions relating to the administration of the Stock Option Plan. The interpretation and construction by the Stock Option Plan Committee of any provisions of the Stock Option Plan (including the administration of the Stock Option Plan and/or any stock options granted thereunder is final, conclusive and binding upon all persons, and the officers of the Company shall place into effect and shall cause the Company to perform its obligations under the Stock Option Plan in accordance with the determinations of the Stock Option Plan Committee in administering the Stock Option Plan.

            Key employees and directors of the Company are eligible to receive options under the Stock Option Plan. That an employee has been granted an option under this Stock Option Plan shall not in any way affect or qualify the right of the Company to terminate his employment at any time, subject to the terms and conditions of any employment agreement that may then be in effect. Nothing contained in the Stock Option Plan is construed to limit the right of the Company to grant options otherwise than under the Stock Option Plan for any proper and lawful corporate purpose, including but not limited to options granted to key employees. Key employees to whom options may be granted under the Stock Option Plan will be those elected by the Stock Option Plan Committee from time to time who, in the sole discretion of the Stock Option Plan Committee, have contributed in the past or who may be expected to contribute materially in the future to the successful performance of the Company.

            That a director has been granted an option under the Stock Option Plan shall not in any way affect or qualify the right of the Company's stockholders, pursuant to its by-laws, to terminate a director's position on the Board, nor is it to be construed as any implied or suggested term of directorship, as such term is solely the decision of the stockholders of the Company.

            Unless otherwise modified by the Committee in the individual stock option agreement, any options granted under the Stock Option Plan shall not be exercisable until: (a) the optionee has had cumulative employment (or directorship) of at least five (5) years; or (b) the optionee has had continuous employment (or directorship) with the Company for a period of at least two (2) years after the date such stock option is granted. Any and all options must be exercised, if at all, within ten (10) years after the date such option is granted.

            Except as otherwise provided herein, no option granted under the Stock Option Plan may be exercised unless the optionee is at the time of such exercise an employee (or director) of the Company or its subsidiaries.

            Should an optionee's employment with the Company, or tenure as a director, terminate due to the death or disability of the optionee, all options shall immediately become fully vested provided the optionee has had continuous service with the Company for two (2) years, and the optionee's successor in interest shall have sixty (60) days after the optionee's date of termination to exercise such option (provided, however, that such option must be exercised within ten (10) years after the date such option is granted) in accordance with the terms hereof. Any such exercisable option is hereinafter referred to as a "Vested Option."

            The aggregate number of shares available for distribution pursuant to the Stock Option Plan and the number of shares to which any options granted thereunder shall be proportionately adjusted for any increase or decrease in the total number of outstanding shares of Common Stock issued subsequent to the effective date of the Stock Option Plan resulting from any split, subdivision or consolidation of shares or other capital adjustment, or other increase or decrease in such shares effected without receipt or payment of consideration by the Company.

            In the event of a capital adjustment in the Common Stock resulting from a stock dividend, stock split, reorganization, merger, consolidation or a combination or exchange of shares, the number of shares of Common Stock subject to this Stock Option Plan and the number of Shares affected by the options granted thereunder shall be automatically adjusted to take into account such capital adjustment. By virtue of such a capital adjustment, the price of any share of Common Stock under a Stock Option Agreement shall be adjusted so that there will be no charge in the aggregate purchase price payable upon exercise of any such Option.

            In the event the Company merges or consolidates with another entity, or all or a substantial portion of the Company's assets or outstanding capital stock are acquired (whether by merger, purchase or otherwise) by another entity (such other entry being the "Successor"), the kind of shares that shall be subject to the Stock Option Plan and to each outstanding Stock Option Agreement shall, automatically by virtue of such merger, consolidation or acquisition, be converted into and replaced by shares of common stock or such other class of securities having rights and preferences no less favorable than the Shares of the Successor, and the number of Shares subject to any Options and the purchase price per share upon exercise of the Option shall be correspondingly adjusted, so that, by virtue of such merger, consolidation or acquisition, each optionee shall have the right to purchase (a) that number of shares of common stock of the Successor that have a book value equal, as of the date of such merger, conversion or acquisition, to the book value, as of the date of such merger, conversion or acquisition, of the Shares theretofore subject to the optionee's option, (b) for a purchase price that, when multiplied by the number of shares of common stock of the Successor subjected to the option, shall equal the aggregate exercise price at which the optionee could have acquired all of the Shares theretofore optioned to the optionee.

            The granting of an option pursuant to the Stock Option Plan shall not affect in any way the right and power of the Company to make adjustments, reorganizations, reclassifications or changes of its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

            Timothy L. Ashburn has been appointed by the Board to be the trustee for the Stock Option Plan. The Stock Option Plan Committee consists of Timothy L. Ashburn, Weaver H. Gaines and Jack R. Orben. The Trustee of the Stock Option Plan votes the shares on behalf of the Stock Option Plan participants pursuant to and only at the direction of the Stock Option Plan Committee and the Board. Absent such direction, the Trustee may not vote the shares on behalf of the Stock Option Plan participants.

            After the affects of the February 6, 1997 two for one stock split, the Stock Option Plan has granted options totaling 100,294 of shares of Common Stock, representing 16.72% of the Company's outstanding shares. The 100,294 shares of granted Options are held as follows: Timothy L. Ashburn, Thomas G. Napurano and Lynn E. Wood, 23,000 shares each, respectively, David A. Bogaert 21,294 shares and Weaver H. Gaines and Jack
R. Orben 5,000 shares each.

THE UNIFIED REGIONAL PROTOTYPE 401(K) AND PROFIT SHARING PLAN

            The Company provides a defined contribution retirement plan that covers substantially all employees of the Company and its subsidiaries. Contributions to the 401(k) Plan are determined by the Board. During 1996 and 1995, a consolidated expense of $14,356 and $16,392, respectively, was provided in anticipation of contributions to be paid in 1996 and 1995, respectively. In 1996, the Company amended the 401(k) Plan to include matching for funds contributed into the Vintage Funds or Series B Preferred Stock. The Company will match the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution.

            After the affects of the February 6, 1997 two for one stock split, the 401(k) Plan presently holds 39,132 shares of Common Stock, representing 6.52% of the outstanding shares.

            The Board has appointed Lynn E. Wood to be the 401(k) Plan's Trustee and Mr. Wood votes the shares on behalf of the 401(k) Plan participants.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
            ------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS

            The following table sets forth various information with respect to the Company's executive officers and members of the Board, including the names and ages of all executive officers and directors of the Company, all positions and offices with the Company held by each such person and each person's term of office as a director.

            TIMOTHY L. ASHBURN: (Age 46) Chairman since 1989; Chief Executive Officer 1989-1992 and 1994-present; 401(k) Plan Committee since 1994; M.E.R.P. Committee since 1994; Stock Option Plan Committee since 1995; Trustee for M.E.R.P. and Stock Option Plan since 1994; executive committee member since 1989; operating committee member since 1989. Mr. Ashburn was employed by the Vine Street Trust Company, Lexington, Kentucky, a wholly owned subsidiary of Cardinal Bancshares, a Kentucky bank holding company for the two-year period from April 1992 through March 1994, and was responsible for the operations of the bank's trust department and for investment management. Mr. Ashburn has been Chairman of the Board and Chief Executive Officer of VAI since December of 1994 and is Chairman of the Board of Trustees, President and Chief Executive Officer of the Vintage Funds. He also is a portfolio manager for the Vintage Funds' Asset Allocation portfolio. Mr. Ashburn is on the Plan Committees for the VAI Management Retention Plan and Non-Qualified Restricted Stock Option Plan and votes all of the shares within those plans subject to direction from the Plan Committee and the Board. He may not vote any plan shares without direction from the Plan Committee.

            JACK R. ORBEN: (Age 58) Director since 1989; Plan Committee Member for 401(k) Plan, M.E.R.P. and Stock Option Plan since inception of each such Plan. He also serves on the Plan Committees for the VAI
Management and Employee Region Plan and Non-Qualified Restricted Stock
Option Plan. Mr. Orben has been the Chairman and an executive officer of Fiduciary Counsel, an investment counsel firm, located at 40 Wall Street, New York, New York since 1979. Fiduciary Counsel is a sub-advisor for several portfolios of the Company's affiliated mutual funds, the Vintage Funds. Mr. Orben is also Chairman and an executive officer of AFS Group, a 53% owner of Fiduciary Counsel, which owns 100% of Starwood Company, an investment counsel firm. Starwood is a sub-adviser for the Starwood Strategic portfolio of the Company's affiliated mutual funds, the Vintage Funds. Mr. Orben is a director of VAI and chairs its investment committee and is on the Board of Trustees and is a member of the executive committee for the Vintage Funds.

            WEAVER H. GAINES: (Age 53) Director 1990-1992, 1993-present; Plan Committee Member for 401(k) Plan, M.E.R.P. and Stock Option Plan since inception of Plans. He also serves on the Plan Committee for the VAI Management and Employee Retention Plan and Non-Qualified Restricted Stock Option Plan. Since 1993, Mr. Gaines has been Chairman and Chief Executive Officer for Ixion Biotechnology, Inc., founding and managing the development-stage biotechnology company. From 1985 until 1992, Mr. Gaines was Executive Vice President and General Counsel for the Mutual Life Insurance Company of New York Life (MONY) and a member of its executive committee and management of MONY's investment services subsidiaries. In 1988 and 1989, Mr. Gaines was president of UMC, then a wholly owned subsidiary of MONY. Mr. Gaines has been a director of Voyeta Technologies, Inc. from 1996, AquaGene, Inc. from 1997 and the University of Florida Biotechnology Advisory Board from 1994.

            THOMAS G. NAPURANO: (Age 55) Director since 1989; Chief Financial Officer since 1989; Executive Vice President since 1989; executive committee member since 1989; operating committee member since 1989, office of the President 1992. Mr. Napurano is also a director and the chief financial officer for VAI and is the treasurer for the Vintage Funds.

            LYNN E. WOOD:  (Age 50) Director since 1992; President and
Chief Operating Officer since 1993; Trustee for 401(k) Plan; executive committee member since 1992; operating committee member since 1992.
Mr. Wood also is a director and the president and chief operating officer for VAI and is the assistant secretary to the Vintage Funds. Mr. Wood is the portfolio manager of the Vintage Funds' Aggressive Growth portfolio.

            DAVID A. BOGAERT: (Age 33) Executive Vice President and Executive Committee member since 1995; operating committee member since 1992; national sales and marketing director since 1995; Telephone Service Representative, Brokerage Services Supervisor, Institutional Sales Representative and Assistant Vice President 1986-1992, employee since 1986.

            All directors were re-elected in December 1996 for one year terms. Each director serves until the next annual meeting of the stockholders or until his successor is duly elected and qualified. Officers serve at the discretion of the Board.

            The Company has no audit, nominating or compensation committees of the Board or any committees that perform similar functions. The Company does have a 401(k) Plan Committee, M.E.R.P. Committee and a Stock Option Plan Committee that oversee and govern the Company's qualified and non-qualified plans.

ITEM 6.     EXECUTIVE COMPENSATION
            ----------------------

EXECUTIVE COMPENSATION

            The following table summarizes compensation earned or awarded to the Company's Chief Executive Officer, who was the only executive officer whose aggregate annual salary and bonus exceeded $100,000 during 1996:

                                               SUMMARY COMPENSATION TABLE
                                                                                      SECURITIES
                                                                                      UNDERLYING
                                           FISCAL                                       OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR        SALARY              BONUS        /SARS      COMPENSATION<F1>
---------------------------                ------      --------             -----     ----------    ----------------
Timothy L. Ashburn, Chairman                1996       $100,000              $0        23,000<F2>    $39,259.02
   and Chief Executive Officer              1995        100,000               0             0         49,765.49
                                            1994        100,000               0             0         47,491.90

------------------------

<F1>  Represents dividends/return of capital with respect to Series B
      Preferred Stock holdings in Mr. Ashburn's Individual  Retirement Account.

<F2>  Gives effect to February 6, 1997 two for one stock split.

            The following table summarizes options granted during 1996, and the values of options outstanding on December 31, 1996, for the executive officer named above:

                                    OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                     NUMBER OF        PERCENT OF TOTAL
                                     SECURITIES         OPTIONS/SARS
                                     UNDERLYING          GRANT TO         EXERCISE
                                    OPTIONS/SARS       EMPLOYEES IN       OR BASE          EXPIRATION
        NAME                        GRANTED (#)        FISCAL YEAR      PRICE ($/SH)          DATE
        ----                        ------------      ----------------  ------------       ----------
Timothy L. Ashburn                  23,000<F1>            22.9%           $0.1314        July 25, 2006

-------------------------

<F1>  Gives effect to February 6, 1997 two for one stock split.

            The following table sets forth information concerning the aggregate dollar value realized upon exercise of options during 1996, the number of securities underlying options outstanding at year-end 1996 and the value of options outstanding at year-end 1996 having an exercise price lower than the market price of the Common Stock ("in-the-money" options), held by the individual named in the Summary Compensation Table. As of December 31, 1996, no SARs were outstanding.

                                   AGGREGATED OPTION EXERCISED IN LAST FISCAL YEAR
                                                 AND FY-END OPTIONS
                                                               NUMBER OF
                                                               SECURITIES             VALUE OF
                                                               UNDERLYING           UNEXERCISED
                                                              UNEXERCISED           IN-THE-MONEY
                                SHARES                     OPTIONS AT FISCAL     OPTIONS AT FISCAL
                               ACQUIRED          VALUE          YEAR-END              YEAR-END
                             ON EXERCISE       REALIZED     (#) EXERCISABLE/      ($) EXERCISABLE/
                                  (#)             ($)        UNEXERCISABLE        UNEXERCISABLE<F1>
                             ------------      --------    -----------------     ------------------
Timothy L. Ashburn                 0              $0            0/23,000             $0/$71,728

------------------------

<F1>   Based on a price per share of $3.25, being the book value per share of
       Common Stock as of December 31, 1996.

COMPENSATION OF DIRECTORS

            Directors are not compensated as such, except for reimbursements for reasonable expenses related to attendance at meetings of the Board. Regularly scheduled board meetings are conducted quarterly on the third Wednesday in January, April, July and October of each year, unless otherwise changed, and the annual meeting of the Company's stockholders is conducted in January of each year, generally at the time of the January quarterly meeting of the Board.

            Directors do benefit, however, from plan share awards in the form of stock grants and/or stock options as participants in the M.E.R.P. The present plan share award for directors is 500 shares per year. Each director receives 500 shares in the form of options and/or grants from the M.E.R.P. upon acceptance of his position as director. The directors' plan share awards are exercisable commencing January vesting over a five-year period, or, immediately upon a change of control, registration of the Company's shares or termination of the M.E.R.P. The awards expire ten years after vesting date. If a director is not reelected to the Board or if for any reason, other than death or disability, does not maintain his/her status as a director, all plan share awards in the form of grants and unexercised options are immediately forfeited back to the plan to be reutilized at the Plan Committee and Board's discretion.


ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
            ----------------------------------------------

            During the years ended December 31, 1996 and 1995, no transactions occurred between the Company and its affiliates that require disclosure pursuant to Item 404 of Regulation S-B.


ITEM 8.     DESCRIPTION OF SECURITIES
            -------------------------

GENERAL

            The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The Company is authorized to issue its Preferred Stock in one or more series, with the number of shares, dividends and other rights, preferences, limitations and terms of each series to be determined and fixed by the Board without any further action by the stockholders of the Company. The Company has designated and issued certain shares of its Preferred

Stock. At May 26, 1997, (i) 8,486 shares of Series A 8% Cumulative Preferred Stock were issued and outstanding, (ii) 8,583 shares of Series B 8% Cumulative Preferred Stock were issued and outstanding, and (iii) 600,000 shares of Common Stock were issued and outstanding.

PREFERRED STOCK

            Dividends. Required dividend payments on the Preferred Stock are cumulative at 8% per annum of the stated value. In the event of non-payment of the cumulative preferred dividends, the preferred stockholders shall be entitled to vote on all matters coming to the attention of the Company as provided for in the Certificate of Incorporation.

            To the extent that funds of the Company are legally available, the Board shall declare and the Company shall then pay to the holders of Series A and Series B Preferred Stock, out of the assets of the Company available for the payment of dividends under the Delaware General Company Law (the "DGCL"), the preferential Preferred Stock dividend at the time and in the amount due and no more. The dividend is calculated cumulatively (but does not compound) on a daily basis on each share at the rate of 8% per annum (based on 365/366-day year) of the stated value ($100). Dividends are paid quarterly as soon as practicable after the declaration of the dividend at the quarterly meeting of the Board. Since the issuance of the Preferred Stock on December 30, 1993, the Company has declared and paid a dividend with respect to the Series A and Series B Preferred Stock in each of thirteen consecutive quarters, and, the Company is current with all dividend payments to date.

            Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A and Series B Preferred Stock are entitled, before any distribution or payment is made upon any junior securities ("Junior Securities") of the Company, to be paid out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, an amount in cash equal to the aggregate liquidation value ("Liquidation Value") of all shares of the Series A and Series B Preferred Stock and the holders of the Preferred Stock are not entitled to any further payment. If the assets of the Company are insufficient to permit payment to the holders of the Series A Preferred Stock, then the entire remaining assets of the Company shall be distributed to the holders of the Series A Preferred Stock ratably based upon the aggregate Liquidation Value of the shares of Series A Preferred Stock held by them. If any assets remain after the holders of the Series A Preferred Stock have been paid in full the amounts to which they shall be entitled, the remaining assets of the Company may be distributed to the holders of the Junior Securities of the Company, with the holders of Series B Preferred Stock having priority over the remaining Junior Securities. Series A takes priority over Series B in all respects, and Series B takes priority over the remaining Junior Securities. Neither the consolidation or merger of the Company into or with any other corporation or corporations, nor the sale, exchange or transfer by the Company of less than substantially all of its assets, nor any reduction of the capital of the Company, shall of itself be deemed to be a liquidation, dissolution or winding up of the Company. The Company may, at its sole discretion, redeem on any quarterly dividend date ("Dividend Reference Date") any whole number of shares of Series A or Series B Preferred Stock, provided that the Series A is paid ahead of the Series B, that all dividends are current, the Company has funds legally available to effect the redemption, and that the shares of the Preferred Stock shall be redeemed from the holder on a pro rata basis, based upon the number of shares of Preferred Stock owned by each such holder as a proportion of the total number of shares of Preferred Stock then outstanding, with the Series A Preferred Stock having priority over the Series B Preferred Stock. The Company shall redeem all of the issued and outstanding shares of Preferred Stock on January 25, 2014 at Liquidation Value.

            Insufficient Funds. If on January 25, 2014, the funds of the Company legally available for a redemption shall be insufficient to redeem all shares of Series A and Series B Preferred Stock required to be redeemed, funds to the maximum extent legally available for such purpose shall be utilized by the Company to redeem the maximum number of shares of Series A, then Series B Preferred Stock, on a pro rata basis. If, because sufficient funds are not legally available, the Company shall fail to redeem all of the issued and outstanding shares of Series A and/or Series B Preferred Stock at such time, the Company will redeem such shares as promptly as practicable after funds are legally available.

            Restrictions. For as long as the Preferred Stock shall be outstanding, the Company shall not, without the written consent of a majority of the then outstanding holders: (a) create any class or series of stock ranking as to payment of dividends or as to liquidation preference, having priority over or on a parity with the Preferred Stock; (b) amend, alter or repeal the Certificate of Incorporation or by-laws in a manner adversely affecting any of the Preferred Stock holders' powers, preferences and rights; or (c) declare or pay any distribution, including dividends or redemptions, to any Junior Securities unless all Preferred Stock Dividends are current.

            Voting Rights.  No vote or consent of the holders of the Series
A or Series B Preferred Stock is required for the authorization, including an increase in the authorized number of shares of any Junior Securities, or issuance of any Junior Securities of the Company, so long as the Company does not issue any Junior Securities which have class voting rights beyond those required by law, except upon the prior written consent of a majority of the then outstanding shares of Preferred Stock.

            The holders of the Preferred Stock are not entitled to vote on matters coming before the stockholders of the Company unless the Company defaults ("Payment Default") and fails to cure such default. Upon the occurrence of a Payment Default and the Company's failure to cure such default, a formula for calculating the voting rights of the holders of the Preferred Stock is incorporated into the Preferred Stock Agreements, such that the Preferred Stockholders are entitled to vote, under the formula, on any matters coming to the attention of the Company's stockholders until such time as the dividend is made current.

COMMON STOCK

            Dividends. The holders of Common Stock are entitled to share ratably in dividends thereon when, as and if declared by the Board from funds legally available therefor, after full cumulative dividends have been paid or declared and funds sufficient for the payment thereof set apart, on all series of Preferred Stock ranking superior as to dividends to the Common Stock.

            Voting Rights. Each holder of Common Stock has one vote for each share held on matters presented for consideration by the holders. The holders of Common Stock do not have cumulative voting rights in the election of directors.

            Preemptive Rights. The holders of Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of the Company.

            Liquidation Rights. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its common stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding Preferred Stock.

            ASSESSMENT AND REDEMPTION. Shares of Common Stock currently outstanding are fully paid and non-assessable. Such shares do not have any redemption or sinking fund provisions.

CHANGE OF CONTROL PROVISIONS

            The two non-qualified plans, the M.E.R.P. and the Stock Option Plan, provide the following change of control provisions: (i) all plan shares subject to a plan share award held by a recipient will be deemed to be earned in the event of a "Change in Control" of the Company or a threatened Change in Control if such Change in Control or threatened Change in Control occurs prior to the earlier of registration of the Common Stock or January 1, 2005. In the event that such Change in Control or threatened Change in Control should occur, all plan shares subject to a plan share awards will be deemed to be earned and shall be distributed as soon as practicable thereafter; provided, however, that no awards will be distributed prior to six months from the date of grant of the plan share award; and (ii) all plan shares subject to a Stock Option Agreement held by a recipient (optionee), upon a Change in Control or a threatened Change in Control as defined herein, shall become immediately and fully exercisable or payable according to the terms of the respective plan and of the Stock Option Agreement and according to the following additional terms:

                  (i) Any outstanding and unexercised options shall become immediately and fully exercisable, and shall remain exercisable until it would otherwise expire by reason of lapse of time.

                  (ii) During the six month and seven day period from and after a Change in Control (the "Exercise Period"), unless the Committee shall determine otherwise at the time of grant, a recipient shall have the right, in lieu of the payment of the base price of the shares being purchased under the Stock Option Agreement and by giving notice to the Committee, to elect (within the exercise period) in lieu of exercise thereof, subject to Section 6 therein, to surrender all or part of the Stock Option Agreement to the Company and to receive in cash, within 30 days of such notice, an amount equal to the amount by which the change in control price per share on the date of such election shall exceed the base price per share under the Stock Option Agreement multiplied by the number of shares granted under the Stock Option Agreement as to which the right shall have been exercised. Notwithstanding the foregoing, the change in control price shall not exceed the market price of a share to the extent required pursuant to Section 422 of the Internal Revenue Code of 1986, as amended, on the date of surrender thereof.

            For the purposes of the two non-qualified plans, a Change in Control of the Company shall mean:

                  (i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20 percent or more of either (A) the then outstanding shares of Common Stock (the "Outstanding Company Common Stock") or
            (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control: (C) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (D) any acquisition by the Company, (E) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (F) any acquisition by any corporation pursuant to a reorganization, merger or consolidation, the conditions described in clauses (A), (B) and
            (C) of paragraph (iii) of this subsection (c) are satisfied; or

                  (ii)  Individuals who, as of the date hereof,
            constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board;
            provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

                  (iii) Approval by the stockholders of the Company of
            a reorganization, merger, or consolidation, in each case, unless, following such reorganization, merger or consolidation,
            (A) more than fifty percent (50%) of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, twenty percent (20%) or more of the Outstanding Company Stock or Outstanding Voting Securities, as the case may be) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, entitled to vote generally in the election of directors and (C) at least "A Majority" of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

                  (iv)  Approval by the stockholders of the Company of
            (A) a complete  liquidation or dissolution of the Company or
            (B) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition,
            (I) more than fifty percent (50%) of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (II) no Person (excluding the Company and any employee benefit plan (or related trust) of the Company or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, twenty percent (20%) or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (III) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company; or

                  (v)   Notwithstanding the provisions of (i) through
            (iv) above, a Change in Control shall not be deemed to have occurred (A) if before the occurrence of a transaction which otherwise would constitute a Change in Control, a majority of the Board votes to accept, approve or recommend such transaction, or (B) by reason of the acquisition of Plan Shares pursuant to this Plan.



                               PART II
                               -------


ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
            ---------------------------------------------------------------
            AND OTHER  STOCKHOLDER MATTERS
            ------------------------------

            There currently is no established public trading market for the Common Stock. Shares of Common Stock have been issued by the Company to the 401(k) Plan and purchased from participants in such plan upon termination of their employment. Management of the Company is not aware of any other transfers of Common Stock. The Company has not paid any dividends with respect to the Common Stock.

                                     SALES PRICE
                                -----------------------
                                  HIGH           LOW
                                --------      ---------
            1995
            ----
            First Quarter        $   --         $   --
            Second Quarter           --             --
            Third Quarter            --             --
            Fourth Quarter           --             --

            1996
            ----
            First Quarter         .2628          .2628
            Second Quarter           --             --
            Third Quarter            --             --
            Fourth Quarter           --             --

            1997
            ----
            First Quarter        3.9237         3.9237

                                    - 44 -

            Second Quarter           --             --

            As of March 31, 1997, the Company reported three stockholders of record: the M.E.R.P; the Stock Option Plan; and the 401(k) Plan.


ITEM 2.     LEGAL PROCEEDINGS
            -----------------

            The Company is from time to time a party to various legal actions arising in the normal course of business. Management believes that there are no proceedings threatened or pending against the Company or its subsidiaries, which, if determined adversely, would have a material effect on the business or financial position of the Company or its subsidiaries.


ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
            ---------------------------------------------

            This item is not applicable as the Company has had no change in its principal independent accountants during the Company's two most recent fiscal years.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES
            ---------------------------------------

            For the three years ending December 31, 1996 and through the date of this Form 10-SB filing, the only sales of the Company's securities have been 476 shares of Series B Preferred Stock for $47,600. Timothy L. Ashburn's IRA purchased 311 shares for $31,100; Joan Inman purchased 100 shares for $10,000; Weaver H. Gaines' IRA purchased 50 shares for $5,000; and Anthony Ghoston purchased 15 shares for $1,500. There have been no sales of Common Stock, as all shares of Common Stock are held in the three employee benefit plans. There have been no sales of Series A Preferred Stock.


ITEM 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS
            -----------------------------------------

            Section 145 of the DGCL provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

            Article 7 of the Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

            The by-laws of the Company provide that a director, in performing his duties, shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

                  (a) one or more officers or employees of the Company whom the director reasonably believes to be reliable and competent in the matters presented;

                  (b) counsel, public accountants or other persons as to matters which the directors reasonably believe to be within such person's professional or expert competence; or

                  (c) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Certificate of Incorporation or the by-laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

            A director shall not be considered to be acting in good faith if he had knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

            The Company maintains a liability insurance policy, with total limits at $1,000,000, that indemnifies directors, officers, employees and agents of the Company.

                                    PART F/S
                                    --------

                        CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX
                                     -----
                                                                                    PAGE
                                                                                    ----
INDEPENDENT AUDITORS' REPORT                                                         50

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
    OF THE COMPANY AS OF MARCH 31, 1997 (UNAUDITED)
    AND DECEMBER 31, 1996 AND 1995                                                   51

CONSOLIDATED STATEMENTS OF OPERATIONS OF THE COMPANY
    FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996
    (UNAUDITED) AND THE YEARS ENDED DECEMBER 31, 1996 AND 1995                       53

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
    EQUITY OF THE COMPANY FOR THE THREE MONTHS ENDED
    MARCH 31, 1997 (UNAUDITED) AND FOR THE YEARS ENDED
    DECEMBER 31, 1996 AND 1995                                                       54

CONSOLIDATED STATEMENTS OF CASH FLOWS OF THE COMPANY
    FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996
    (UNAUDITED) AND THE YEARS ENDED DECEMBER 31, 1996 AND 1995                       55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                           56


INDEPENDENT AUDITORS' REPORT                                                         64

BALANCE SHEETS OF HEALTH FINANCIAL AS OF DECEMBER 31, 1996,
    1995 AND 1994                                                                    65

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS OF HEALTH
    FINANCIAL FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                   67

STATEMENTS OF CASH FLOW OF HEALTH FINANCIAL
    FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                             68

NOTES TO FINANCIAL STATEMENTS                                                        69

                                    - 47 -

INDEPENDENT AUDITORS' REPORT                                                         72

BALANCE SHEET OF FIRST LEXINGTON AS OF DECEMBER 31, 1996                             73

STATEMENT OF OPERATIONS AND RETAINED EARNINGS OF FIRST LEXINGTON
    FOR THE YEAR ENDED DECEMBER 31, 1996                                             75

STATEMENTS OF CASH FLOW OF FIRST LEXINGTON
    FOR THE YEAR ENDED DECEMBER 31, 1996                                             76

NOTES TO FINANCIAL STATEMENTS                                                        77


INDEPENDENT AUDITOR'S REPORT                                                         82

BALANCE SHEETS OF FIRST LEXINGTON
    AS OF DECEMBER 31, 1995 AND 1994                                                 83

STATEMENTS OF INCOME AND RETAINED EARNINGS OF FIRST LEXINGTON
    FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE TEN MONTH
    PERIOD ENDED DECEMBER 31, 1994                                                   85

NOTES TO FINANCIAL STATEMENTS                                                        86


INDEPENDENT AUDITORS' REPORT                                                         89

STATEMENTS OF FINANCIAL CONDITION OF VAI AS OF FEBRUARY 28,
    1997 (UNAUDITED) AND NOVEMBER 30, 1996 AND 1995                                  90

STATEMENTS OF OPERATIONS OF VAI FOR THE THREE MONTHS ENDED
    FEBRUARY 28/29, 1997 AND 1996 (UNAUDITED) AND THE YEARS ENDED
    NOVEMBER 30, 1996 AND 1995                                                       92

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY OF VAI FOR
    THE THREE MONTHS ENDED FEBRUARY 28, 1997 (UNAUDITED) AND
    FOR THE YEARS ENDED NOVEMBER 30, 1996 AND 1995                                   93

STATEMENTS OF CASH FLOWS OF VAI FOR THE THREE MONTHS ENDED
    FEBRUARY 28/29, 1997 AND 1996 (UNAUDITED) AND THE YEARS ENDED
    NOVEMBER 30, 1996 AND 1995                                                       94

NOTES TO FINANCIAL STATEMENTS                                                        95

                                    - 48 -

BALANCE SHEET OF HEALTH FINANCIAL AS OF
    MARCH 31, 1997 (UNAUDITED)                                                      100

STATEMENTS OF OPERATIONS OF HEALTH FINANCIAL FOR THE THREE
    MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)                                102

STATEMENTS OF CASH FLOWS OF HEALTH FINANCIAL
    FOR THE THREE MONTHS ENDED MARCH 31, 1997
    AND 1996 (UNAUDITED)                                                            103

NOTE TO FINANCIAL STATEMENTS (UNAUDITED)                                            104


BALANCE SHEET OF FIRST LEXINGTON AS OF
    MARCH 31, 1997 (UNAUDITED)                                                      105

STATEMENTS OF OPERATIONS OF FIRST LEXINGTON
    FOR THE THREE MONTHS ENDED MARCH 31, 1997
    AND 1996 (UNAUDITED)                                                            107

STATEMENTS OF CASH FLOWS OF FIRST LEXINGTON
    FOR THE THREE MONTHS ENDED MARCH 31, 1997
    AND 1996 (UNAUDITED)                                                            108

NOTE TO FINANCIAL STATEMENTS (UNAUDITED)                                            109

                              INDEPENDENT AUDITORS' REPORT
                              ----------------------------

            We have audited the accompanying consolidated statements of find condition of Unified Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supposing the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Unified Holdings, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                    /s/ Larry E. Nunn & Associates, L.L.C.


Columbus, Indiana
February 25, 1997

                                                  UNIFIED HOLDINGS, INC.
                                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                           MARCH 31, 1997 (UNAUDITED) AND
                                             DECEMBER 31, 1996 AND 1995

                                                       ASSETS
                                                       ------
                                                                                         DECEMBER 31,
                                                               MARCH 31,        ----------------------------
                                                                 1997              1996              1995
                                                              ----------        ----------        ----------
                                                              (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                  $  339,096        $  323,177        $  350,560
   Investment in affiliated mutual fund                          197,848           203,040                --
   Note receivable - affiliated company                           50,000            50,000            65,888
   Accounts receivable (net of allowance
      for doubtful accounts of $2,041)                           491,615           485,593           352,422
   Prepaid assets and deposit                                    120,929           127,430           127,718
                                                              ----------        ----------        ----------
         Total current assets                                  1,197,447         1,189,240           896,588
                                                                                ----------        ----------

NON-CURRENT ASSETS
   Equity in and investment in affiliate                         430,879           445,293           196,401
                                                              ----------        ----------        ----------

FIXED ASSETS, AT COST
   Equipment and furniture (net of accumulated
      depreciation of $795,371, $767,773 and
      $694,112, respectively)                                    213,656           218,838           392,709
   Capitalized leased equipment (net of accumulated
      depreciation of $75,508, $68,058 and $37,299,
      respectively)                                               88,497            99,876           100,127
                                                              ----------        ----------        ----------

      Total fixed assets                                         302,153           318,714           492,836
                                                              ----------        ----------        ----------

      Total non-current assets                                   733,032           764,007           689,237
                                                              ----------        ----------        ----------


         TOTAL ASSETS                                         $1,930,479        $1,953,247        $1,585,825
                                                              ==========        ==========        ==========

See accompanying notes and independent auditors' report.

                                     -51 -

                                         LIABILITIES AND STOCKHOLDERS' EQUITY
                                         ------------------------------------

                                                                                         DECEMBER 31,
                                                               MARCH 31,        ----------------------------
                                                                 1997              1996              1995
                                                              ----------        ----------        ----------
                                                              (Unaudited)
CURRENT LIABILITIES
   Current portion of capital lease obligations               $   36,205        $   38,651        $   44,637
   Accounts payable and accrues expenses                         332,598           334,111           405,046
   Accrued compensation and benefits                             109,652           139,730           144,265
   Payable to broker/dealers                                     170,881           124,489           140,905
   Other liabilities                                             291,884           308,172           253,999
                                                              ----------        ----------        ----------

      Total current liabilities                                  941,220           945,153           988,852
                                                              ----------        ----------        ----------

LONG-TERM LIABILITIES
   Long-term capitals lease obligations,
      net of current portion                                      24,354            32,695            41,264
                                                              ----------        ----------        ----------

      Total long-term liabilities                                 24,354            32,695            41,264
                                                              ----------        ----------        ----------

         TOTAL LIABILITIES                                       965,574           977,848         1,030,116
                                                              ----------        ----------        ----------

STOCKHOLDERS' EQUITY
   Preferred stock Series A                                        8,486             8,486             8,486
   Preferred stock Series B                                        8,583             8,583             8,583
   Common stock, par value $.01 per share                          1,696             1,599             1,577
   Additional paid-in capital                                  1,126,543         1,124,087         1,115,661
   Retained earnings (deficit)                                  (176,870)         (169,015)         (578,598)
   Unrealized gain on investments                                 (3,533)            1,659                --
                                                              ----------        ----------        ----------

      Total stockholders' equity                                 964,905           975,399           555,709
                                                              ----------        ----------        ----------

         TOTAL LIABILITIES
         AND STOCKHOLDERS' EQUITY                             $1,930,479        $1,953,247        $1,585,825
                                                              ==========        ==========        ==========


                                                   UNIFIED HOLDINGS, INC.
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                   THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                         AND YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                             MARCH 31,                         DECEMBER 31,
                                                  ----------------------------        ----------------------------
                                                     1997              1996              1996              1995
                                                  ----------        ----------        ----------        ----------
                                                            (Unaudited)
REVENUE:
   Revenue from broker/dealer operations          $  421,441        $  485,476        $1,846,201        $2,363,345
   Revenue from fund service operations              284,486           380,814         1,968,384         1,395,782
   Trailing commissions                              238,525           276,569           995,318           540,950
   Custody and retirement fees                       116,044             3,092           246,139           163,044
   Software and retirement fees                       47,198            47,228           190,445           213,755
   Net investment and other income                    35,008            15,316            43,903            31,935
                                                  ----------        ----------        ----------        ----------

      Total revenue                                1,142,702         1,208,495         5,290,390         4,708,811

COST OF SALES:
   Brokerage revenue charges                         270,892           273,562         1,141,291         1,244,893
   Trailing commissions contra                       165,003           173,167           653,595           130,281
   Investment fees                                     2,416             1,922            11,586             9,266

      Total cost of sales                            438,311           448,651         1,806,472         1,384,440
                                                  ----------        ----------        ----------        ----------

        Gross profit                                 704,391           759,844         3,483,918         3,324,371
                                                  ----------        ----------        ----------        ----------

EXPENSES:
   Employee compensation and benefits                312,397           343,242         1,331,272         1,368,077
   Brokerage operating charges                        69,957            92,068           332,508           577,373
   Fund services operating charges                    56,999            59,672           233,500           170,395
   Mail and courier service                            8,143             9,712            57,528            73,044
   Telephone                                          30,484            24,863            66,500           152,380
   Equipment rental and maintenance                   19,810            43,162           105,122           431,216
   Occupancy                                          47,317            50,615           195,869           212,418
   Depreciation                                       35,048            35,438           167,382           142,797
   Other                                             130,669            72,827           322,500           141,385
                                                  ----------        ----------        ----------        ----------

      Total expenses                                 663,507           731,599         2,812,181         3,269,085
                                                  ----------        ----------        ----------        ----------

INCOME FROM OPERATIONS
BEFORE GAIN ON SECURITIES                            $40,884           $28,245          $671,737           $55,286

UNREALIZED GAIN ON SECURITIES                         (5,192)           (6,449)            1,659                --

REALIZED GAIN (LOSS) ON SECURITIES                        --                --            25,588                --

EQUITY IN AFFILIATES                                 (14,414)           (7,869)         (151,108)           (1,599)
                                                  ----------        ----------        ----------        ----------

NET INCOME                                        $   21,278        $   13,927        $  547,876        $   53,687
                                                  ==========        ==========        ==========        ==========


See accompanying notes and independent auditors' report.

                                                  UNIFIED HOLDINGS, INC.
                                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                       THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                                        AND YEARS ENDED DECEMBER 31, 1996 AND 1995




                                                                                           UNREALIZED
                                           PREFERRED PREFERRED     ADDITIONAL     RETAINED   GAIN (LOSS)      COMMON
                                 COMMON     CLASS A   CLASS B       PAID-IN       EARNINGS       ON          TREASURY
                                 STOCK       STOCK     STOCK        CAPITAL      (DEFICIT)   INVESTMENTS      STOCK       TOTAL
                                 ------    ---------  ---------  ------------    ---------   -----------   -----------  ---------
BALANCE
December 31, 1994                $1,577     $8,486    $8,107     $ 3,313,707     $(578,598)    $    --     $(2,166,100)   $591,179

1995 Net Income                      --         --        --              --        53,687          --              --      53,687

Non-qualified option
   plan 1,500 shares                 --         --        --      (2,166,100)           --          --       2,166,100          --

Sales of
   Preferred Stock                   --         --       476          47,124            --          --              --      47,600

Return of capital
   on Preferred Stock                --         --        --         (83,070)      (53,687)         --              --    (136,757)

BALANCE
December 31, 1995                 1,577      8,486     8,583       1,115,661      (578,598)         --              --     555,709

1996 Net Income                      --         --        --              --       547,876          --              --     547,876

Unrealized gain (loss)
   on investments                    --         --        --              --        (1,659)      1,659              --          --

Common Stock issued                  22         --        --           8,426            --          --              --       8,448

Return of capital/dividend
   on Preferred Stock                --         --        --              --      (136,634)         --              --    (136,634)

BALANCE
December 31, 1996                $1,599     $8,486    $8,583     $ 1,124,087     $(169,015)    $ 1,659      $  975,399

1997 Net Income                      --         --        --              --        26,470      (5,192)             --      21,278

Common Stock Issued                  97         --        --           2,456            --          --              --       2,553

Return of capital/dividend
   on Preferred Stock                --         --        --              --       (34,325)         --              --     (34,325)

BALANCE
March 31, 1997                   $1,696     $8,486    $8,583     $ 1,126,543     $(176,870)    $(3,533)             --    $964,905

See accompanying notes and independent auditors' report.

                                                  UNIFIED HOLDINGS, INC.
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                              FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                        AND YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                               MARCH 31,                            DECEMBER 31,
                                                       --------------------------            ---------------------------
                                                         1997              1996                 1996              1995
                                                       --------         ---------            ---------         ---------
                                                              (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                   $ 21,278         $  13,927            $ 547,876         $  53,687
   Adjustments to reconcile net income to net cash
      provided (used) in operating activities:
         Provision for depreciation and amortization     35,048            35,438              167,382           142,797
         Unrealized gain (loss) on investments            5,192             6,449               (1,659)               --
         Results of affiliated company                   14,414             7,869              151,108             1,599
         Book value of fixed assets disposed                 --                --               41,859                --
   (Increase) decrease in operating assets:
      Receivables                                        (3,981)          (74,494)            (133,171)          147,352
      Prepaid and sundry assets                           6,501            (1,936)                 288            25,034
   Increase (decrease) in liabilities:
      Accounts payable and accrued expenses              (1,513)          (84,027)             (70,935)         (126,735)
      Accrued compensation and benefits                 (30,078)          (34,529)              (4,535)           36,082
      Payable to broker/dealers                          46,392            10,652              (16,416)          (15,694)
   Other liabilities                                    (16,288)          195,729               54,173            97,015
                                                       --------         ---------            ---------         ---------

   Net cash provided by operating activities             76,965            75,078              735,970           361,137
                                                       --------         ---------            ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                (18,487)               --                  (57)           (2,836)
   Proceeds from sale of fixed assets                        --                --                   --               200
   Equity in affiliate                                       --                --             (400,000)         (198,000)
   Investment in affiliated equity mutual funds              --          (201,382)            (201,381)               --
                                                       --------         ---------            ---------         ---------

      Net cash used by investing activities             (18,487)         (201,382)            (601,438)         (200,636)
                                                       --------         ---------            ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Return of capital to preferred stockholders          (34,325)          (34,405)            (136,634)         (136,757)
   Issuance of common stock - profit sharing plan         2,553                --                8,448                --
   Proceeds from preferred stock Series B issuances          --                --                   --            47,600
   Repayment of borrowing                                    --                --                   --           (78,010)
   Repayment of capitalized lease obligations           (10,787)           (5,031)             (49,617)          (38,907)
   Note receivable from affiliate                            --                --               15,888           (65,888)
                                                       --------         ---------            ---------         ---------

      Net cash used by financing activities             (42,559)          (39,436)            (161,916)         (271,962)
                                                       --------         ---------            ---------         ---------

NET DECREASE IN CASH AND
   CASH EQUIVALENTS                                      15,919          (165,740)             (27,383)         (111,461)

CASH AND CASH EQUIVALENTS
   Beginning of year                                    323,177           350,560              350,560           462,021

   End of year                                          339,096           184,820              323,177           350,560
                                                       --------         ---------            ---------         ---------

   SUPPLEMENTARY INFORMATION
      Interest paid during year                        $  1,317         $   2,097            $   4,993         $  10,703
                                                       ========         =========            =========         =========


                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 1 - NATURE OF OPERATIONS

       The consolidated financial statements include the accounts of Unified Holdings, Inc. (the "Company"), a Delaware corporation, and its wholly owned subsidiaries, Unified Management Corp. ("Management") and Unified Advisers, Inc. ("Advisers").

       Management, an Indiana corporation, is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

       Advisers is incorporated in Indiana and is a registered investment adviser under the Investment Advisers Act of 1940 and provides investment advisory, transfer agent, dividend disbursing, transfer agency system software licensing and fund accounting services to investment companies.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation -
       ---------------------
       The consolidated financial statements include the accounts of Unified Holdings, Inc., Unified Management Corp., and Unified Advisers, Inc. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

       Fees and Commissions -
       --------------------
       The Company provides administrative and investment services to investment companies and separate accounts. The Company records revenue as it is earned per month based on accounts and account balances. In connection with this, the Company earns income on the accounts established to transfer these funds for customers.

       Commissions and clearing revenue are recorded on the settlement date of the related security transaction. This does not materially differ from recording commissions based upon the trade date.

       Depreciation -
       ------------
       Depreciation of fixed assets including capital leased equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

       Income Taxes -
       ------------
       The Company files a consolidated federal income tax return with its subsidiaries.

       The Company has adopted Statement of Financial Accounting
       Standards No. 109 ("SFAS 109")  accounting for income taxes.
       The Statement requires use of the liability method of accounting for deferred income taxes.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Use of Estimates -
       ----------------
       The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Statement of Cash Flows -
              -----------------------
              For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents included money market investments of $321,124 which are not insured by the FDIC.

              Financial Statement Presentation -
              --------------------------------
              Certain amounts in the 1995 financial statements have been recertified to conform to the 1996 presentation.

              Options -
              -------
              The Company applies APB Opinion 25 and related interpretations in accounting for its' Management and Employee Retention Plan. Shares were issued at fair market at the date granted to the employee. There is no significant effect on the Company's net income under this plan consistent with the method of FASB Statement 123.

3 - COMMITMENTS

       The Company has operating leases expiring in 2001 for office facilities and equipment. The leases include clauses for adjustment of operating costs and real estate taxes. Such obligations are allocated between Advisers, Holdings, and Management based on estimated usage.

       The aggregate minimum rental commitments required under operating leases for office space and equipment at December 31, 1996 are as follows:

                                               Lease
          Year Ended December 31               Commitments
          ----------------------               -----------
          1997                                 $204,831
          1998                                  198,987
          1999                                  187,026
          2000                                  167,280
          2001 and Thereafter                   111,520
                                               --------

             Total                             $869,644
                                               ========

       Total rental expense was $195,869 and $212,419 for the years ended December 31, 1996 and 1995.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


Note 4 - TRANSACTIONS WITH RELATED PARTIES

       The Company provided administrative services to Vintage Advisers, Inc. during the year. The revenue for these services was $500,313 and $199,275 for 1996 and 1995, respectively. At
       December 31, 1996 and 1995, the receivable from this affiliated company was $100,592 and $4,160, respectively.

       The Company loaned Vintage Adviser, Inc. $65,888 to reimburse the Vintage funds for an outstanding obligation. The promissory note is due on demand with interest payable at prime plus two percent per annum. The note receivable at December 31, 1996 is $50,000. Interest received during the year ended December 31, 1996 was $5,029.

5 - EMPLOYEE BENEFIT PLANS

       The Company provides a defined contribution retirement plan which covers substantially all employees. Contributions to the plans are determined by the Board of Directors. The plan covers
       Holdings, Management and Advisers. During 1996 and 1995, expenses of $14,356 and $16,392 were provided in anticipation of contributions to be paid in 1996 and 1997.

       In 1996, the Company amended the 401(k) plan to include matching for funds contributed into the Vintage Funds or Preferred B Stock on Unified Holdings, Inc. The Company will match the employee's contribution up to fifty percent of the first six percent of the employee's pre-tax contribution.

6 - FEDERAL INCOME TAXES

       Consolidated net operating loss carryforwards at December 31, 1996 amounted to approximately $14,900,000 expiring through 2008. However, due to a limitation in the Internal Revenue Code, only approximately $90,000 of such loss carryforward amounts incurred prior to December 31, 1989 are available for use in any one year. The remainder of the loss carryforward amounts of approximately $8,300,000 incurred subsequent to 1989 are fully available to offset taxable income.

       Consolidated estates net operating loss carryforwards at December 31, 1996 amounted to approximately $13,400,000 and expire through 2008.

       The Company utilized approximately $515,000 and $74,000 of net operating loss carryforwards during 1996 and 1995 to reduce current consolidated income tax expense of $175,423 and $13,582 to zero.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 7 - CAPITALIZED LEASE OBLIGATIONS

       Capitalized lease obligations are payable over a 36-month period. The following is a summary of future minimum lease payment under capitalized lease obligations as of December 31, 1996:

          Year Ending December 31,                  Amount
          ------------------------                  -------
                 1997                               $43,292
                 1998                                25,605
                 1999                                10,077
                                                    -------

               Total                                 78,974

               Less amount
                 representing interest                7,628
                                                    -------

               Net present value                    $71,346
                                                    =======

8 - NON-CASH INVESTMENT AND FINANCIAL ACTIVITY

       The Company acquired equipment through a capital lease obligation in the amount of $35,063 during 1996 and $80,218 during 1995.

9 - CASH SEGREGATED UNDER FEDERAL REGULATION

       Pursuant to the Securities and Exchange Commission's Rule 15c3-3, the Company calculates its reserve requirement and segregates cash and/or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirement calculated by the Company was $-0-, at December 31, 1996 and 1995. Balances segregated in excess of reserve requirements are not restricted.

10 - NET CAPITAL REQUIREMENTS

       Management is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $50,000 at December 31, 1996 and 1995, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 1996 and 1995, management had net capital of $137,894 and $203,377, respectively, which was in excess of its required net capital of $50,000, and a net capital ratio of 2.28 to 1 at December 31, 1996 and 1.33 to 1 at December 31, 1995.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 11 - MAJOR CLIENT AND VENDOR

       Total revenue generated from major clients during 1996 and 1995 were approximately 14% and 26% of total revenue and accounts receivable from these clients were approximately $62,000 and $50,000 at December 31, 1996 and 1995, respective.

       Total expenses from major vendors during 1996 and 1995 were approximately 12% and 31% of total expenses. Accounts payable to these vendors at December 31, 1996 and 1995 were $-0-.

12 - SUBSEQUENT EVENT

       On February 6, 1997, the Board authorized the payment of the preferred stock dividend of 8% for Class A and Class B preferred shares for the three month period ended January 31, 1997, payable March 1, 1997.

13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                           UNIFIED HOLDINGS, INC.
                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                         DECEMBER 31, 1996 AND 1995

Note 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                                                               1996                          1995
                                                       ---------------------         ---------------------
                                                       Carrying         Fair         Carrying         Fair
             ($ in thousands)                           Amount         Value          Amount         Value
                                                       --------        -----         --------        -----
             Financial assets
              Cash and cash
               equivalents                              $ 323          $ 323          $ 351          $ 351
              Investment in
               affiliated
               mutual fund                                203            203             --             --
              Notes receivable
               from affiliated
               Company                                     50             50             66             66
              Receivables
               (trade)                                    486            486            352            352
              Investment in
               affiliates                                 445            445            196            196
              Prepaid and
               sundry assets                              127            127            128            128

             Financial liabilities
              Current
               liabilities                               (987)          (987)          (989)          (989)
              Long-term
               capitalized
               lease obligations                          (33)           (33)           (41)           (41)

       The carrying amounts shown in the above table are included in the statement of financial position under the indicated captions.

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

              Cash and cash equivalents, receivables, and current liabilities:
              ---------------------------------------------------------------
              The carrying amounts approximate fair value because of the short maturity of those instruments. Investment in money market mutual funds are treated as cash equivalents with maturity under 90 days.

              Long-term capitalized lease obligations:  The fair value of
              ---------------------------------------
              the Company's long-term capitalized lease obligations is estimated based on the quoted market prices for similar issues.

              Investment in Affiliated Mutual Funds:  The carrying amount
              -------------------------------------
              is determined by the NAV daily pricing sheets as of the close of the markets on December 31.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 14 - EQUITY IN AND INVESTMENT IN AFFILIATE

       The Company invested $400,000 in November 1996 for 4,756 shares and $198,000 in December 1995 for 5,244 shares of common stock of Vintage Advisers, Inc., a registered investment advisor under the Investment Advisers Act of 1940.

       The Company's share of equity investment in affiliate is $32,575 and $50,804 at December 31, 1996 and 1995,
       respectively. The Company used the equity method of accounting for its investment in affiliate for years ended December 31, 1996 and 1995.

       Audited results of operations for the years November 30, 1996 and 1995 are as follows:

                                               Audited        Audited
                                                 1996           1995
                                               -------        -------
                Total assets                  $ 622,493      $ 344,630
                Total equity                     97,823        152,656
                Operating revenue               248,254          5,100
                Net (loss)                     (454,742)        (7,724)
                Unified Holdings -
                  share of net (loss)          (151,108)        (1,599)

15 - COMMON AND PREFERRED STOCK

       The total preferred shares authorized for the Company is 1,000,000 with a par value of $.01 per share of which 20,000 shares have been designated as follows:

                                                                                     Shares
                                           Shares        Issued and      Stated      Par
                                           Designated    Outstanding     Value       Value
                                           ----------    -----------     ------      ------
       Preferred Stock Series A            10,000           8,486        $100        $.01
       Preferred Stock Series B            10,000           8,583        $100        $.01

       Required dividend payments on the Preferred Stock are cumulative at 8% per annum of the stated value. The Company may not create any additional class or series of stock ranking or having a parity as to payment of dividends or as to liquidation preference, over or with the Series A or Series B Preferred Stock.

       In the event of non-payment of the cumulative preferred dividends, the preferred stockholders shall be entitled to vote on all matters coming to the attention of the Company as provided for in the respective Preferred Stock Agreements.

                             UNIFIED HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

Note 15 - COMMON AND PREFERRED STOCK (continued)

       During 1996, the Company issued 2,153 shares of common stock for approximately $3.92 per share, which resulted in an increase of additional paid-in-capital of $8,426.

       During 1995, the Company authorized an increase in the capitalization of the Company from 3,000 common shares to 300,000 common shares and declared a 100 for 1 stock split on outstanding shares. During 1995, the Board authorized the issuance of 476 shares of Series B Preferred Stock to certain members of the Board of Directors and employees upon payment of cash of $100 per share.

       The Company instituted a Management and Employee Retention Plan (the "Plan") and authorized that 230,287 common shares of the Company, 150,000 shares previously held in Treasury, to fund the Plan. The Company also instituted a Non-qualified Restricted Stock Option Plan and authorized that 50,147 common shares of the Company to fund the Plan. The shares have not been registered under the Securities Act of 1933 nor under the Securities laws of any state and have been issued under exemptions that depend, in part, on the intent of the stockholder not to sell or transfer such shares in any manner not permitted by such laws. The combined total of 280,434 shares are held in trust and have been designated. The Plan shares shall be granted to the recipient (1) at the time that the Plan shares are registered under the Securities Act of 1933 or the 1934 Act; or
       (2) if such Plan shares have not been registered by January 1, 2000, the Plan shares subject to the award shall be earned by employee at the rate of twenty percent as of each January 1 following.

To the Stockholders and Board of Directors
Health Financial, Inc.
3320 Tates Creek Road, Suite 101
Lexington, Kentucky


                          INDEPENDENT AUDITORS REPORT
                          ---------------------------

We have audited the balance sheets of Health Financial, Inc. as of December 31, 1996, December 31, 1995 and December 31, 1994, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We were not engaged to audit the financial statements of Health Financial, Inc. as of December 31, 1993, but we performed procedures on the balance sheet as of December 31, 1993 for the purpose of providing us a basis to express an opinion on the statements of operations and retained earnings, and cash flows for the year ended December 31, 1994.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Health Financial, Inc. as of December 31, 1996, December 31, 1995 and December 31, 1994 and the results of its operations and its cash flow for the years then ended in conformity with generally accepted accounting principles.


                                       /s/ Larry E. Nunn & Associates, L.L.C.


Columbus, Indiana
February 19, 1997

                                    HEALTH FINANCIAL, INC.
                                        BALANCE SHEETS

                               December 31, 1996, 1995 & 1994



             ASSETS                           December 31, 1996      December 31, 1995     December 31, 1994
             ------                          -------------------    -------------------   --------------------
CURRENT ASSETS
   Cash:
      Bank                                   $ 26,360               $ 22,378               $  5,838
      Mutual Fund money market                 76,678   $103,038      51,048   $ 73,426      52,969   $ 58,807
                                             --------               --------               --------

   Accounts receivable:
      Trade                                   429,864                320,594                153,836
      Other                                     4,755    434,619      18,629    339,223      15,820    169,656
                                             --------               --------               --------

   Marketable investments                                177,915                156,621                108,817
   Notes receivable, Current balances                     30,113                      0                      0
                                                        --------               --------               --------

                                                         745,685                569,270                337,280
                                                        --------               --------               --------

INVESTMENTS IN DEBT SECURITIES                                 0                      0                      0
                                                        --------               --------               --------

PROPERTY AND EQUIPMENT:
   Land                                                   20,252                 20,252                 20,252
   Building & signs                                      121,154                121,154                121,154
   Office equipment & furniture                           94,898                 65,831                 50,776
                                                        --------               --------               --------

                                                         236,304                207,237                192,182
   Less accumulated depreciation                          43,752                 26,072                 17,048
                                                        --------               --------               --------

                                                         192,552                181,165                175,134
                                                        --------               --------               --------

OTHER ASSETS
   Notes receivable, net of Current maturities            11,262                      0                      0
                                                        --------               --------               --------

          TOTAL ASSETS                                  $949,499               $750,435               $512,414
                                                        ========               ========               ========




See accompanying notes and independent auditors' report

                                    HEALTH FINANCIAL, INC.
                                        BALANCE SHEETS

                               December 31, 1996, 1995 & 1994



LIABILITIES & STOCKHOLDERS' EQUITY            December 31, 1996      December 31, 1995     December 31, 1994
----------------------------------           -------------------    -------------------   --------------------
CURRENT LIABILITIES:
   Accounts payable, trade                              $ 19,627               $ 24,107               $  8,367
   Accrued property and franchise taxes                    2,980                  3,001                  2,228
   Accrued local taxes                                     1,653                    326                    105
   Accrued income taxes                                        0                      0                      0
                                                        --------               --------               --------

                                                          24,260                 27,434                 10,700
LONG-TERM LIABILITIES:
   Deferred income taxes                                       0                      0                      0
                                                        --------               --------               --------

      Total liabilities                                   24,260                 27,434                 10,700
                                                        --------               --------               --------

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY
   Common stock, $1.00 par value
     10,000 shares authorized
     8,295 shares issued and outstanding                   9,300                  9,300                  9,300
   Paid-in capital                                        46,510                 46,510                 46,510
                                                        --------               --------               --------

      Total stock investment                              55,810                 55,810                 55,810
   Retained Earnings                                     869,429                667,191                445,904
                                                        --------               --------               --------

      Total stockholders' equity                         925,239                723,001                501,714
                                                        --------               --------               --------
         TOTAL LIABILITIES & STOCKHOLDERS' EQUITY       $949,499               $750,435               $512,414
                                                        ========               ========               ========



See accompanying notes and independent auditors' report

                                              HEALTH FINANCIAL, INC.
                                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                 Years ended December 31, 1996, 1995 and 1994

                                                             1996                  1995                  1994
                                                      -------------------   -------------------   ------------------
REVENUES:
   Advisory fees                                      $1,661,841     95.3%  $1,307,531     98.7%  $507,526      96.8%
   Administration fee reimbursement                       66,000      3.8            0      0.0          0       0.0
   Rental income                                          15,500      0.9       15,500      1.2     15,500       3.0
   Other                                                      25      0.1        1,091      0.2      1,052       0.3
                                                      ----------    -----   ----------    -----   --------     -----
      Total revenue                                    1,743,366    100.0    1,324,122    100.0    524,078     100.0
                                                      ----------    -----   ----------    -----   --------     -----

DIRECT SUPPLIER COSTS
   Investment advisory fees                               49,972      2.9       45,561      3.4     17,940       3.4
   Administration fees                                     4,250      0.2        3,050      0.2      2,450       0.5
   Regulatory fees                                         3,075      0.2        2,440      0.2        855       0.2
                                                      ----------    -----   ----------    -----   --------     -----
      Total supplier costs                                57,297      3.3       51,051      3.9     21,245       4.1
                                                      ----------    -----   ----------    -----   --------     -----
         Total operating profit                        1,686,069     96.7    1,273,071     96.1    502,833      95.9
                                                      ----------    -----   ----------    -----   --------     -----

OPERATING EXPENSES:
   Personnel salaries & wages                          1,340,614     76.9      968,975     73.2    349,220      66.6
   Payroll taxes                                          31,289      1.8       20,924      1.6     10,741       2.1
   Pension expense                                        39,420      2.3       34,977      2.6     33,947       6.5
   Depreciation                                           17,680      1.0        5,992      0.5      9,076       1.7
   Office supplies                                        26,365      1.5       19,435      1.5     12,106       2.3
   Postage                                                 5,983      0.3        3,478      0.3      2,064       0.4
   Telephone                                               3,779      0.2        2,507      0.2      1,730       0.3
   Insurance                                              10,612      0.6        7,686      0.6      5,759       1.1
   Travel                                                  7,615      0.4        7,933      0.6      3,860       0.7
   Publication & subscriptions                            14,680      0.8        3,124      0.2      2,815       0.5
   Legal & professional services                           3,108      0.2        1,200      0.1        800       0.2
   Property taxes                                          1,312      0.1        1,310      0.1      2,612       0.5
   Real estate maintenance and association fees            2,782      0.2        2,984      0.2      2,017       0.4
   Licenses & fees                                         1,138      0.1                   0.0                  0.0
   Contributions                                           1,175      0.2        1,050      0.2      1,100       0.3
   Other                                                   2,341      0.1        5,565      0.4      3,133       0.6
                                                      ----------    -----   ----------    -----   --------     -----
      Total operating expenses                         1,509,893     86.6    1,087,140     82.1    440,980      84.1
                                                      ----------    -----   ----------    -----   --------     -----
         Income from operations                          176,176     10.1      185,931     14.0     61,853      11.8

OTHER INCOME (EXPENSES)
   Investment income                                      24,096      1.4       35,356      2.7         81       0.0
   Capital gains and interest income                       1,966      0.1            0      0.0          0       0.0
                                                      ----------    -----   ----------    -----   --------     -----

INCOME BEFORE INCOME TAXES                               202,238     11.6      221,287     16.7     61,934      11.8
INCOME TAXES:                                                  0      0.0            0      0.0          0       0.0
                                                      ----------    -----   ----------    -----   --------     -----

NET INCOME                                               202,238     11.6%     221,287     16.7%    61,934      11.8%
                                                                    =====                 =====                =====
RETAINED EARNINGS, BEGINNING OF YEAR                     667,191               445,904             383,970
                                                      ----------            ----------            --------
RETAINED EARNINGS, END OF YEAR                           869,429               667,191             445,904
                                                      ==========            ==========            ========



See accompanying notes and independent auditors' report

                                            HEALTH FINANCIAL, INC.
                                           STATEMENTS OF CASH FLOW

                                Years ended December 31, 1996, 1995 and 1994

                                                            1996                1995                1994
                                                     ------------------  ------------------  ------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                           $202,238            $221,287            $ 61,934
    Adjustments to reconcile net income to
      net cash provided by operating activities:
       Deferred income taxes                                    0                   0                   0
       Depreciation                                        17,680               5,992               9,076
       Amortization
       Gain on sale of assets
       (Increase) decrease in assets:
           Accounts receivable:                           (95,396)           (169,567)            (10,375)
           Marketable investments                         (21,294)            (47,804)            (26,473)
           Notes receivable, Current balances             (25,000)                  0                   0
       Increase (decrease) in liabilities:
           Accounts payable, trade                         (4,480)             15,740               5,784
           Accrued property and franchise taxes               (21)                773               1,302
           Accrued local taxes                              1,327                 221                   0
           Accrued income taxes                                 0                   0                   0
                                                         --------            --------            --------

              Net cash provided by (used in)
               operating activities                        75,054              26,642              41,248
                                                         --------            --------            --------

 CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase for property & equipment                  (29,067)            (12,023)            (13,671)
       Purchase of notes receivable                       (16,517)
       Proceeds on note receivable                            142
                                                         --------            --------            --------

              Net cash provided by (used in)
               investing activities                       (45,442)            (12,023)            (13,671)
                                                         --------            --------            --------

 CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from Long-term debt
       Proceeds from the sale of Company stock                  0                   0                   0
                                                         --------            --------            --------

              Net cash provided by (used in)
               financing activities                             0                   0                   0
                                                         --------            --------            --------

 NET INCREASE(DECREASE) IN CASH                            29,612              14,619              27,577
 CASH AT BEGINNING OF YEAR                                 73,426              58,807              31,230
                                                         --------            --------            --------
 CASH AT END OF YEAR                                     $103,038            $ 73,426            $ 58,807
                                                         ========            ========            ========

 SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during period for -    interest            $      0            $      0            $      0
                                -    income taxes               0                   0                   0



See accompanying notes and independent auditors' report

                             HEALTH FINANCIAL, INC.
                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Nature of Business Operations

The Company, incorporated in the State of Kentucky, is an investment advisory business providing services to trusts, retirement plans, businesses and individuals located primarily in Kentucky.

Note 2 - Summary of Significant Accounting Policies

Revenues and Investment Advisory Fees -
The revenues investment advisory fees as well as the investment advisory fees earned by third party advisors are recorded on the accrual basis. The fees earned by the Company and paid to the sub advisors are based on established fees schedules and contracts. The Company generally has the right to collect fees from the invested assets, thus collection of the fees is reasonably certain.

Property And Equipment -
The property and equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets for financial statement purposes.

Marketable Securities and Investments -
The investments designated as "Held to Maturity" are recorded at cost and amortized over the period to maturity for the premium or discount from par value under generally accepted accounting principles. Other marketable investments are recorded and adjusted to the fair market value as of the date of the financial statements.

Organizational Costs -
Costs relating to the organization of the Company have been capitalized and are not being amortized for financial statement purposes.

Income Taxes -
The Company with the consent of its stockholders, elected to be taxes as an S-Corporation, therefore, Federal and state taxable income and losses are passed through to the stockholders.

Deferred tax assets and liabilities are and will be recognized in the event of the S-Corporation status termination for the future tax consequence attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases under the assets and liabilities method of Financial Accounting Standards Statement No. 109 ("SFAS 109"). Deferred assets and liabilities are measured using differences expected to be recovered or settled. Under this SFAS 109, the effect of deferred tax assets and liabilities of a change in tax rates is and will be recognized in income in the period that includes the enactment date.

Use of Estimates -
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows -
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 3 - MUTUAL FUND - CASH & MARKETABLE SECURITIES

The cash accounts and the marketable securities in a mutual fund and the summary of income and gains or losses as of December 31, 1996, 1995, and 1994 and the years then ended are as follows:

                                               1996                           1995                           1994
                                   ----------------------------   ----------------------------   -----------------------------
                                                        Market                         Market                          Market
                                     Shares     Cost    Value       Shares     Cost    Value       Shares     Cost     Value
                                   ---------- -------- --------   ---------- -------- --------   ---------- --------  --------
Money Market Accounts
  VMMR-Prime Portfolio             76,677.910 $ 76,678 $ 76,678   51,047.560 $ 51,048 $ 51,048   52,969.060 $ 52,969  $ 52,969
                                              -------- --------              -------- --------              --------  --------
Marketable Investments
  VFISF-Long Term Corporate         2,511.331   20,477   22,075    2,300.984   18,626   21,813    2,143.763   17,238    17,257
  VMBF-Long Term Portfolio            593.783    6,289    6,502      561.499    5,938    6,227      530.885    5,613     5,245
  VTMF-Balanced Portfolio           1,066.295   10,834   13,777    1,036.101   10,497   12,278    1,015.408   10,171     9,941
  Wellesley Income Fund               201.695    3,754    4,137      184.963    3,418    3,781      172.009    3,167     2,933
  Vanguard Wellington Fund          1,221.089   27,281   31,931    1,124.952   24,793   27,483    1,066.305   23,435    20,676
  Vanguard Equity Income              269.915    3,626    4,945      252.393    3,312    4,212      240.185    3,124     3,067
  Index-500 Portfolio                 376.816   12,832   26,061      368.260   12,265   21,212      359.154   11,775    15,433
  Vanguard Windsor II                 218.496    3,795    5,207      202.942    3,429    4,193      190.897    3,185     3,020
  Horizon Global Asset Allocation     553.912    5,583    5,866      509.444    5,115    5,334        0.000        0         0
  Horizon Global Equity               515.911    5,201    6,108      501.841    5,035    5,284        0.000        0         0
  Vanguard International Growth       264.191    3,609    4,349      252.533    3,423    3,793      224.237    3,040     3,012
  Index-Extended Market               236.612    5,535    6,197      218.918    5,079    5,269        0.000        0         0
  Vanguard Explorer Fund              757.207   29,965   40,760      715.559   27,747   35,742      658.721   24,954    28,233
                                              -------- --------              -------- --------              --------  --------

     Total Marketable Investments              138,781  177,915               128,677  156,621               105,702   108,817
                                              -------- --------              -------- --------              --------  --------

  Total Mutual Fund Investments               $215,459 $254,593              $179,725 $207,669              $158,671  $161,786
                                              ======== ========              ======== ========              ========  ========
                                              Current Accumulated            Current Accumulated            Current Accumulated
                                                Year                           Year                           Year
                                              -------- --------              -------- --------              --------  --------


  Unrealized Gain (Losses)
     Accumulated                              $ 11,190 $ 39,134              $ 24,829 $ 27,944              $ (6,174) $  3,115
                                              -------- --------              -------- --------              --------  --------
     Current Year
  Realized Gains (Losses)                            -                              -                              -
                                              -------- --------              -------- --------              --------  --------

       Total Gain (Losses)                      11,190 $ 39,134                24,829 $ 27,944                (6,174) $  3,115
                                              -------- ========              -------- ========              --------  ========

  Investment Income
     Ordinary income                             7,501                          6,835                          4,322
     Short-term capital gain                       678                            922                             39
     Long-term capital gain                      4,323                          2,444                          1,913
     Tax-exempt income                             337                            326                            151
                                              --------                       --------                       --------

       Total investment income                  12,839                         10,527                          6,425
                                              --------                       --------                       --------

  Total Investment Increase (Decrease)        $ 24,029                       $ 35,356                       $    251
                                              ========                       ========                       ========

Note 4 - RENT & RELATED PARTY TRANSACTIONS

The Company leases part of its office to First Lexington Trust Company, a related party, and other entities under a renewable one year agreement, which amounted to $15,500 per year for 1996, 1995 and 1994

The Company was reimbursed by First Lexington Trust Company for the use of supplies, equipment and employees costs and benefits expended in connection with the Company's operations which amounted to $66.000 for the year ended December 31, 1996. In 1995, the Company received advisory fee revenue amounting to $47,734 from First Lexington Trust Company for services rendered on trusts maintained by First Lexington Trust. In 1994 and 1996, the fees were received from the investments or trust sponsors.

Note 5 - CONTINGENCIES

The Company maintains bank accounts which periodically exceed the FDIC guarantee limit during the years. As of December 31, 1996, 1995 and 1994 the Company did not have any bank accounts which were in excess of the FDIC limit.

Note 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996, 1995 and 1994. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                             December 31, 1996     December 31, 1995     December 31, 1994
                             -----------------     -----------------     -----------------
                             Carrying   Fair       Carrying   Fair       Carrying    Fair
CURRENT ASSETS                Amount    Value       Amount    Value       Amount    Value
                             -------- --------     -------- --------     -------- --------
Cash and cash equivalents    $ 76,678 $ 76,678     $ 51,048 $ 51,048     $ 52,969 $ 52,969
Accounts receivable           434,619  434,619      339,223  339,223      169,656  169,656
Notes receivable,
 Current balances              41,375   41,375            -        -            -        -
Marketable investments        177,915  177,915      156,621  156,621      108,817  108,817
Current liabilities            24,260   24,260       27,434   27,434       10,700   10,700

The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

            Cash and cash equivalents, receivables. and current liabilities:
            The carrying amounts approximate fair value because of the short maturity of those instruments. Investments in money market funds are treated as cash equivalents with maturity under 90 days.

            Marketable securities, investments, notes receivable and debt obligations: The fair value of the Company's marketable securities, investments and notes receivable are estimated based on the quoted market price or interest rates for the issue or similar issues. Long-term debt obligations are estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities.

To the Stockholders and Board of Directors
First Lexington Trust Company
3320 Tates Creek Road, Suite 101
Lexington, Kentucky

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the balance sheet of First Lexington Trust Company as of December 31, 1996 and the related statements of operations and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Lexington Trust Company as of December 31, 1995 were audited by other auditors whose report dated February 27, 1996 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of First Lexington Trust Company as of December 31, 1996 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.


                                       /s/ Larry E. Nunn & Associates, L.L.C.


Columbus, Indiana
February 19, 1997

                         FIRST LEXINGTON TRUST COMPANY
                                BALANCE SHEET
                              December 31, 1996
                              -----------------
                                ASSETS
                                ------
CURRENT ASSETS
   Cash:
      Bank                                       $10,573
      Mutual Fund money market                    10,000
      Mutual Fund Trust account                   15,034
      Brokerage money market                      76,208          $  111,815
                                                 -------

   Accounts receivable:
      Fee income                                  48,430
      Mutual Fund Trust account                    5,965              54,395
                                                 -------

   Accrued interest income receivable                                  4,801
   Prepaid expenses                                                    3,424
                                                                  ----------
                                                                     174,435
                                                                  ----------

INVESTMENT IN DEBT SECURITIES                                        802,970
                                                                  ----------

PROPERTY AND EQUIPMENT:
   Office equipment                                                    3,334
   Software                                                           45,392
                                                                  ----------
                                                                      48,726
   Less accumulated depreciation                                      10,768
                                                                  ----------
                                                                      37,958
                                                                  ----------

OTHER ASSETS
   Organization costs                                                  9,000
                                                                  ----------

           TOTAL ASSETS                                           $1,024,363
                                                                  ==========

             See accompanying notes and independent auditors' report.

                                    - 73 -

                                                            STATEMENT 1


                      LIABILITIES & STOCKHOLDERS' EQUITY
                      ----------------------------------

CURRENT LIABILITIES
   Accounts payable, trade                                $    8,604
   Accrued advisory fees                                       4,253
   Accrued income taxes                                        9,200
   Deferred income                                             3,248
   Deferred income taxes                                      15,653
                                                          ----------
                                                              40,958

LONG-TERM LIABILITIES:
   Deferred income taxes                                       2,387
                                                          ----------

           Total liabilities                                  43,345
                                                          ----------

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $1.00 par value
    10,000 shares authorized
    8,295 shares issued and outstanding                        8,295
   Paid-in capital                                           821,705
                                                          ----------

     Total stock investment                                  830,000
   Retained Earnings                                         151,018
                                                          ----------

     Total stockholders' equity                              981,018
                                                          ----------


           TOTAL LIABILITIES & STOCKHOLDERS' EQUITY       $1,024,363
                                                          ==========


             See accompanying notes and independent auditors' report.

                                                          STATEMENT 2
                       FIRST LEXINGTON TRUST COMPANY
              STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                            December 31, 1996
                            -----------------

REVENUES:
   Trustee fees                                 $176,825      90.5%
   Administration fees                            12,341       6.3
   Valuation system fees                           2,000       1.0
   Software maintenance fees                       4,181       2.2
                                                --------     -----

     Total revenue                               195,347     100.0
                                                --------     -----

DIRECT SUPPLIER COSTS
   Investment advisory fees                        6,066       3.1
   Plan administration fees                       12,341       6.3
   Software maintenance fees                       4,181       2.1
   Related party employee, supplies and
    operating expenses reimbursed                 66,000      33.8
                                                --------     -----

     Total supplier costs                         88,588      45.3
                                                --------     -----

       TOTAL GROSS PROFIT                        106,759      54.7
                                                --------     -----

OPERATING EXPENSES:
   Computer software expenses                      2,237       1.1
   Insurance                                      13,652       7.0
   Legal & professional services                  15,273       7.8
   Depreciation                                   10,002       5.1
   Office supplies & postage                         497       0.3
   Rent                                            5,000       2.6
   Telephone                                       4,690       2.4
   Publication & subscriptions                       810       0.4
   Property taxes                                  1,776       0.9
   Licenses & fees                                 1,421       0.7
   Other                                              41       0.1
                                                --------     -----

     Total operating expenses                     55,399      28.4
                                                --------     -----

INCOME FROM OPERATIONS                            51,360      26.3
                                                --------     -----
OTHER INCOME (EXPENSES)
   Investment interest income                     59,561      30.5
   Capital gains and other income                    163       0.1
                                                --------     -----

INCOME BEFORE INCOME TAXES                       111,084      56.9
                                                --------     -----
INCOME TAXES:
   Current                                        20,400      10.5
   Deferred                                        9,600       4.9
                                                --------     -----

NET INCOME                                        81,084      41.5%
                                                             =====
RETAINED EARNINGS, BEGINNING OF YEAR              69,934
                                                --------

RETAINED EARNINGS, END OF YEAR                   151,018
                                                ========


       See accompanying notes and independent auditors' report.

                                                            STATEMENT 3
                    FIRST LEXINGTON TRUST COMPANY
                       STATEMENT OF CASH FLOW
                         December 31, 1996
                         -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                               $ 81,084
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Deferred income taxes                                     9,600
     Depreciation                                             10,002
     Amortization
     Gain on sale of assets
     (Increase) decrease in assets:
        Accounts receivable                                  (25,590)
        Accrued interest income receivable                       197
        Prepaid expenses                                      (1,054)
     Increase (decrease) in liabilities;
        Accounts payable, trade                              (20,114)
        Accrued advisory fees                                (10,149)
        Accrued income taxes                                  (4,341)
        Deferred income                                        2,172
                                                            --------

           Net cash provided by (used in)
            operating activities                              41,807
                                                            --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase for property & equipment                        (9,307)
     Purchase of investments                                 103,339
     Proceeds from the sale of investments                   (64,647)
                                                            --------

           Net cash provided by (used in)
            investing activities                              29,385
                                                            --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Long-term debt
     Purchase of treasury stock
     Proceeds from the sale of Company stock                   1,000

           Net cash provided by (used in)
            financing activities                               1,000
                                                            --------

NET INCREASE (DECREASE) IN CASH                               72,192
CASH AT BEGINNING OF YEAR                                     39,623
                                                            --------

CASH AT END OF YEAR                                         $111,815
                                                            ========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during period - interest
                           - income taxes                   $ 24,741


   See accompanying notes and independent auditors' report.

                                    - 76 -

                  FIRST LEXINGTON TRUST COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996
                       -----------------



Note 1 - NATURE OF OPERATIONS

         The Company, First Lexington Trust Company, incorporated in
         March, 1994 is a non-bank affiliated trust company regulated by the Department of Financial Institutions, Commonwealth of
         Kentucky.  The Company received its Trust Charter in March, 1994.
         The majority of trust assets as of December 31, 1996 totaling approximately $21.5 million are invested in no-load mutual funds under the direction of the trust investment committee.



     2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Revenues and Investment Advisory Fees -
         -------------------------------------
         The revenues representing trust and investment advisory fees as well as the investment advisory fees earned by third party advisors are recorded on the accrual basis.  The fees earned by the Company and paid to the sub advisors are based on established fees schedules and contracts.  The Company as the trustee has the right to collect fees from the trust assets, thus collection of the fees is reasonably certain.

         Property and Equipment -
         ----------------------
         Property and equipment are stated at cost.  Depreciation is computed on the straight-line method over the estimated useful life of the assets for financial statement purposes.

         Investments -
         -----------
         The investments designated as "Held to Maturity" are recorded at cost and amortized over the period to maturity for the premium or discount from par value under generally accepted accounting principles.  Other marketable investments are recorded and adjusted to the fair market value as of the date of the financial statements.

         Organizational Costs -
         --------------------
         Costs relating to the organization of the Company have been capitalized and are not being amortized for the financial
         statement purposes.

         Income Taxes -
         ------------
         Deferred tax assets and liabilities are recognized for the future tax consequence attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases under the assets and liabilities method of Financial Accounting Standards Statement No. 109 ("SFAS
         109").  Deferred assets and liabilities are measured using differences expected to be recovered or settled.  Under this SFAS
         109, the effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                    - 77 -


                    FIRST LEXINGTON TRUST COMPANY
                    NOTES TO FINANCIAL STATEMENTS
                         December 31, 1996
                         -----------------



Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Use of Estimates -
         ----------------
         The presentation of financial statements if conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

         Statement of Cash Flows -
         -----------------------
         For purposes of the statement of cash flow, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.



     3 - INVESTMENTS IN DEBT SECURITIES

         The Company is required by the Kentucky Department of Financial
         Institutions to maintain a minimum of $800,000 capital while trust assets under management do not exceed $100,000,000. When trust assets under management exceed the $100,000,000, the capital requirement will be increased by $350,000. It is the Company's intention to hold the investments in debt securities to conform with this requirement.

         The marketable investments in debt securities are classified as "Held to Maturity" and the amortized cost and fair market value of the investments as of December 31, 1996 are as follows:


                            Maturity
                             Date                   Amortized      Unrealized     Market
   Debt Security            MO DY  YR   Face Value     Cost        Gain(loss)     Value
   -------------            ---------   ----------  ---------      ----------     ------
Federal Home Loan Mortgage Corporation
   REMIC 1675-P             10 15 2023  $100,000     $ 94,313      $ (6,652)     $ 87,661
   REMIC 1646-N             03 15 2023   200,000      189,355        (2,697)      186,658
   REMIC 1681-B             11 15 2023   220,000      211,465        (2,551)      208,914

Federal National Mortgage Association
   REMIC 94-23-0            10 25 2007    97,000       89,005           490        89,495
   Note                     03 06 2006    70,000       70,325        (1,225)       69,100

Federal Home Loan Bank
   Note                     12 29 2003    25,000       24,487          (167)       24,320

U.S. Treasury
   Note                     02 28 1996    70,000           --            --            --
   Note                     02 28 1999   100,000       99,020           105        99,125

Tennessee Valley Authority
 Subordinated Debenture     04 24 2002    25,000       25,000            --        25,000
                                        --------     --------      --------      --------

        Totals                          $907,000     $802,970      $(12,697)     $790,273
                                        ========     ========      ========      ========

                  FIRST LEXINGTON TRUST COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996
                        -----------------



Note 4 - RELATED PARTY TRANSACTIONS

         The Company leases its office space from Health Financial, Inc., a related party, under a renewable one year agreement, which amounted to $5,000 for the year ended December 31, 1996. Additionally, the Company reimburses Health Financial, Inc. for the use of supplies, equipment and employees costs and benefits expended in connection with the Company's operations which amounted to $66,000 for the year ended December 31, 1996.




     5 - DEFERRED INCOME TAX

         As discussed in Note 2, the Company records income taxes in accordance with SFAS 109. The Company reports revenue and expenses on the cash basis while tax depreciation is deducted using accelerated methods. Organizational costs being amortized using the straight line method over 60 months. The deferred tax liability in the financial statements as of December 31, 1996 is as follows:

              Deferred tax asset                       $  1,040
              Deferred tax liability                     19,080
                                                       --------

              Net Deferred tax asset (liability)       $ 18,040
                                                       ========

The components of income tax expense for the year ended December
31, 1996 are as follows:

           Current Income Tax
              Federal                                  $ 14,925
              State and Local                             5,475
                                                       --------

                 Total current                           20,400
                                                       --------

           Deferred Income Tax
              Federal                                     7,025
              State and Local                             2,575
                                                       --------

                 Total deferred                           9,600
                                                       --------

                 Total Income Tax                      $ 30,000
                                                       ========

                FIRST LEXINGTON TRUST COMPANY
                NOTES TO FINANCIAL STATEMENTS
                      December 31, 1996
                      -----------------



Note 6 - CONTINGENCIES

         The Company maintains bank accounts which periodically exceed the FDIC guarantee limit during the year. At December 31, 1996 the Company had bank accounts which were in excess of the FDIC limit by approximately $16,440. The Company maintains a Trust Cash Fund with a no load mutual fund for the deposit of funds for customer investments and disbursement with the mutual fund. The following represents the account as of December 31, 1996:

                   Total account balance               $837,102
                   Due to customers or investment       822,068
                                                       --------
                   Company balance in fund             $ 15,034
                                                       ========


     7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 1996. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties

                                                             1996
                                                   -----------------------
                                                    Carrying          Fair
                                                    Amount           Value
                                                   ---------         -----
                Financial Assets
                  Cash and cash equivalents         $118,815      $118,815
                  Receivables                         56,196        56,196
                  Investments in debt securities     802,970       790,274
                  Current liabilities                 40,958        40,958


         The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

               Cash and cash equivalents, receivables, and current
               --------------------------------------------------
               liabilities:  The carrying amounts approximate fair
               -----------
               value because of the short maturity of those instruments. Investments in money market funds are treated as cash equivalents with maturity under 90 days.

                  FIRST LEXINGTON TRUST COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996
                        -----------------


               Investments and debt obligations:  The fair value of
               --------------------------------
               the Company's investments are estimated based on the quoted market price for similar issues. Long-term debt obligation is the estimate of borrowing required to provide for the purchase of the various entities planned purchase.

                [LETTERHEAD OF BARR - ANDERSON - ROBERTS]





First Lexington Trust
3320 Tates Creek Road, Suite 101
Lexington, Kentucky


                    Independent Auditor's Report
                    ----------------------------

      We have audited the accompanying balance sheets of First Lexington
Trust Company (a Corporation) as of December 31, 1995 and 1994, and the related statements of income and retained earnings, and cash flows for the year ended December 31, 1995 and for the ten month period ended December 31, 1994.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lexington Trust Company as of December 31, 1995 and 1994, and the results of its operations and cash flows for the year ended December 31, 1995 and ten month period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Barr, Anderson & Roberts, P.S.C.

Barr, Anderson & Roberts, P.S.C.

Lexington, Kentucky
February 27, 1996

                         FIRST LEXINGTON TRUST COMPANY
                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                      1995              1994
                                                    --------          --------

                                      ASSETS
                                      ------

Current assets
   Cash                                             $ 39,623          $ 32,866
   Accounts receivable                                28,805             6,971
   Accrued interest receivable                         4,998             4,825
   Prepaid insurance                                   2,370             2,232
                                                    --------          --------

      Total current assets                            75,796            46,894
                                                    --------          --------


Investments in debt securities - Note B              841,662           791,367
                                                    --------          --------


Equipment and software - Note A
   Office equipment                                    3,334             3,334
   Software                                           36,085                 0
   Accumulated depreciation                             (766)             (234)
                                                    --------          --------

   Net equipment and software                         38,653             3,100
                                                    --------          --------


Organization costs - Note A                            9,000             9,000
                                                    --------          --------

      Total assets                                  $965,111          $850,361
                                                    ========          ========


               The accompanying notes are an integral part of these
                              financial statements.


                                    - 83 -

                            FIRST LEXINGTON TRUST COMPANY
                                   BALANCE SHEETS
                             DECEMBER 31, 1995 AND 1994
                                    (CONTINUED)


                                                      1995              1994
                                                    --------          --------


                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                 $ 28,718          $    864
   Accrued liabilities                                14,402             2,500
   Deferred income                                     1,076             1,346
   Income taxes payable - Notes A and D               13,541               450
   Deferred income taxes - Notes A and D               6,453             1,990
                                                    --------          --------

      Total current liabilities                       64,190             7,150

Deferred income taxes - Notes A and D                  1,987             1,012
                                                    --------          --------

      Total liabilities                               66,177             8,162
                                                    --------          --------

Stockholders' equity
   Common stock, $1.00 par value,                    829,000           829,000
     10,000 shares authorized and
     8,290 shares issued and outstanding
   Retained earnings                                  69,934            13,199
                                                    --------          --------

      Total stockholders' equity                     898,934           842,199
                                                    --------          --------


        Total liabilities and
           stockholders' equity                     $965,111          $850,361
                                                    ========          ========


                  The accompanying notes are an integral part of these
                                financial statements.

                                           FIRST LEXINGTON TRUST COMPANY
                                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                                    TEN MONTH PERIOD ENDED DECEMBER 31, 1994

                                                1995                 %              1994                 %
                                              --------                            --------
Revenues
   Trustee and advisory fees                  $108,429             100.0          $ 15,266             100.0
                                              --------                            --------

      Total revenues                           108,429             100.0            15,266             100.0
                                              --------                            --------

Expenses
   Investment advisory fees - Note C            55,701              51.4                 0               0.0
   Advertising and promotion                       281               0.3               265               1.7
   Insurance                                    10,562               9.7             7.943              52.0
   Publications and subscriptions                  238               0.2             9,838              64.4
   Seminars and expositions                          0               0.0             2,075              13.6
   Professional fees                             8,474               7.8             3,379              22.1
   Plan administration fees                      3,875               3.6                 0               0.0
   Taxes and licenses                            2,668               2.5                 0               0.0
   Rent - Note C                                 5,000               4.6             5,000              32.8
   Telephone                                       913               0.8               863               5.7
   Office supplies                                  36               0.0             7,577              49.6
   Commissions                                       6               0.0                18               0.1
   Depreciation - Note A                           532               0.5               234               1.5
                                              --------                            --------

      Total expenses                            88,286              81.4            37,192             243.6
                                              --------                            --------

         Net income (loss) from operations      20,143                             (21,926)

Other revenues
   Interest income                              55,946              51.6            38,577             252.7
                                              --------                            --------

      Net income before income taxes            76,089              70.2            16,651             109.1
      Income taxes - Notes A and D              19,354              17.8             3,452              22.6
                                              --------                            --------

      Net income                                56,735              52.3            13,199              86.5
      Beginning retained earnings               13,199                                   0
                                              --------                            --------

      Ending retained earnings                $ 69,934                            $ 13,199
                                              ========                            ========






                    The accompanying notes are an integral part of these financial statements.


                                    - 85 -


                   First Lexington Trust Company
                   Notes to Financial Statements

Note A - Summary of Significant Accounting Policies
---------------------------------------------------

      Business Activity - The Company is a non-bank affiliated trust
      -----------------
company regulated by the Department of Financial Institutions,
Commonwealth of Kentucky.  The Company manages trust assets of approximately $11.2 and $4.1 million as of December 31, 1995 and 1994, respectively.  The majority of the trust assets, over ninety five percent (95%), are invested in no-load mutual funds under the direction of the trust investment committee.  Fees are charged based on the
Company's fee schedule.  These fees are recorded on the accrual basis.
The trustee has the right to collect fees from trust assets, thus collection of fees is reasonably certain.

      Equipment and Software - Equipment and software are carried at
      ----------------------
cost.  Depreciation of equipment is provided using the straight-line method for financial reporting purposes at rates based on estimated useful lives.  Depreciation is computed for federal income tax purposes using the modified accelerated cost recovery system.  Amortization of software will begin when placed in service during 1996.

      Organization Costs - Costs relating to the organization of the
      ------------------
Company have been capitalized and are being amortized using the straight-line method over a sixty month period for income tax purposes.

      Income Taxes - Deferred tax assets and liabilities are
      ------------
recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases under the asset and liability method of
Statement 109.  Deferred tax assets and liabilities are measured using differences expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note B - Investments in Debt Securities
---------------------------------------

      The Company is required by the Kentucky Department of Financial
Institutions to maintain a minimum of $800,000 capital while trust assets under management do not exceed $100,000,000. When trust assets under management exceed $100,000,000 the capital requirement will be increased by $350,000. It is the Company's intention to hold the investments in debt securities to conform with this requirement.

                                    - 86 -

                    First Lexington Trust Company
                    Notes to Financial Statements

Note B - Investments in Debt Securities (Continued)
--------------------------------------------------

The marketable debt securities are classified as "Held to Maturity". The amortized cost and fair value of the investments as of December 31, 1995 and 1994, are as follows:


                                           1995
                                           ----

                                       Due to        Amortized    Unrealized
    Debt Security                      Mature           Cost      Gain(Loss)    Fair Value
---------------------                 ---------      ---------    ----------    ----------
Federal Home Loan
 Mortgage Corporation                  10/15/23       $ 94,241     $(2,031)      $ 92,210
Federal Home Loan
 Mortgage Corporation                  03/15/23        189,219       1,957        191,176
Federal Home Loan
 Mortgage Corporation                  11/15/23        211,364       8,475        219,839
Federal Home Loan
 Mortgage Corporation                  12/29/03         24,427         370         24,797
Federal National
 Mortgage Association                  10/25/97         88,812       3,376         92,188
U. S. Treasury Notes                   02/29/96         69,869          65         69,934
U. S. Treasury Notes                   02/28/99         98,730       1,926        100,656
General Electric
 Capital Corporation                   12/08/06         40,000       1,190         41,190
Toyota Motor Credit
 Corporation                           04/24/02         25,000         319         25,319
                                                      --------     -------       --------

   Total                                              $841,662     $15,647       $857,309
                                                      ========     =======       ========

                                                1994
                                                ----

                                        Due to       Amortized    Unrealized
    Debt Security                       Mature          Cost      Gain(Loss)    Fair Value
---------------------                  ---------     ---------    ----------    ----------
Federal Home Loan
 Mortgage Corporation                  10/15/23       $ 94,175     ($18,068)     $ 76,107
Federal Home Loan
 Mortgage Corporation                  03/15/23        189,093      (24,321)      164,772
Federal Home Loan
 Mortgage Corporation                  11/15/23        211,270      (26,934)      184,336
Federal National
 Mortgage Association                  10/25/07         88,630       (8,689)       79,941
U. S. Treasury Notes                   02/29/96         69,744       (1,888)       67,856
U. S. Treasury Notes                   02/28/99         98,455       (6,611)       91,844
General Electric
 Capital Corporation                   12/08/06         40,000         (400)       39,600
                                       --------       --------     ---------     --------

   Total                                              $791,367     ($86,911)     $704,456
                                                      ========      ========     ========

                      First Lexington Trust Company
                      Notes to Financial Statements

Note C - Related Party Transactions
-----------------------------------

      Lease - The Company leases office space from Health Financial, Inc.,
      -----
a related party, under renewable one year agreements. Rent expense under this lease was $5,000 for 1995 and 1994.

      Investment Advisory Fees - There were no advisory fees incurred in
      ------------------------
1994. The Company incurred investment advisory fees to the following related parties in 1995:

                Health Financial, Inc.                          $47,734
                Protrust Capital                                  5,184
                Commonwealth Investment Services                  1,556
                Non-related party                                 1,227
                                                                -------

                   Total                                        $55,701
                                                                =======

Note D - Income Taxes
---------------------

      As discussed in Note A, the Company records income taxes in accordance with Statement 109. The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

                                                               1995            1994
                                                              -------         ------
      Deferred tax asset                                      $ 5,779         $1,024
      Deferred tax liability                                   14,239          4,026
                                                              -------         ------

        Net deferred tax liability                            $ 8,440         $3,002
                                                              =======         ======

      The deferred tax liability results from the use of accelerated methods of depreciation which reduce the tax basis of equipment, payables and receivables not recognized in the current year for tax purposes, and prepaid insurance fully deducted for tax purposes. The deferred tax asset results from unearned revenue included in income for tax purposes.

      The components of income tax expense are as follows:

                                       Current             Deferred               Total
                                   ---------------     ----------------    -----------------
                                    1995      1994      1995      1994       1995      1994
                                   -------   -----     ------    ------    --------  -------
U. S. Federal                      $11,190    $450     $4,013    $2,047     $15,203   $2,497
State and local                      2,726       0      1,425       955       4,151       55
                                   -------    ----     ------    ------     -------   ------

   Total                           $13,916    $450     $5,438    $3,002     $19,354   $3,452
                                   =======    ====     ======    ======     =======   ======

To the Board of Directors and
  Stockholder of Vintage Advisers, Inc.


                     INDEPENDENT AUDITORS' REPORT
                     ----------------------------

We have audited the accompanying statements of financial condition of Vintage Advisers, Inc. as of November 30, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Vintage's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vintage Advisers as of November 30, 1996 and 1995, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ Larry E. Nunn & Associates, L.L.C.

Columbus, Indiana
January 24, 1997

                                                    VINTAGE ADVISERS, INC.
                                              STATEMENTS OF FINANCIAL CONDITION
                               For the Three Months Ended February 28, 1997 (Unaudited) and
                                        For the Years Ended November 30, 1996 and 1995
                                        ----------------------------------------------



                                                            ASSETS
                                                            ------
                                                                                          November 30,
                                                           February 28,        --------------------------------
                                                               1997              1996                    1995
                                                           ------------        --------                --------
                                                           (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                 $ 25,631          $ 27,123                $  3,135
   Investment in affiliated
     mutual fund (cost approximates market)                    54,793            40,023                  86,280
   Receivable from affiliated mutual funds                     35,555            23,585                  15,864
   Other receivables                                            5,000            30,000                      --
   Prepaid insurance                                            6,046             1,100                      --
                                                             --------          --------                --------

      Total current assets                                    127,025           121,831                 105,279
                                                             --------          --------                --------


OTHER ASSETS
   Organization cost, net of $90,896, $79,783 and
     $26,594, respectively, accumulated amortization          175,049           186,162                 239,351
   Deferred development cost, net of $8,736, $0 and
     $0, respectively, accumulated depreciation               305,764           314,500                      --
                                                             --------          --------                --------

      Total other assets                                      480,813           500,662                 239,351
                                                             --------          --------                --------


            TOTAL ASSETS                                     $607,838          $622,493                $344,630
                                                             ========          ========                ========



                                    - 90 -

                                        LIABILITIES AND STOCKHOLDERS' EQUITY
                                        ------------------------------------
                                                                                         November 30,
                                                           February 28,       ---------------------------------
                                                               1997              1996                    1995
                                                           ------------       ---------               ---------
                                                           (Unaudited)
CURRENT LIABILITIES
   Loan payable to stockholder                               $  10,000        $  10,000               $  10,000
   Loan payable to stockholder                                  75,000           75,000                  75,000
   Loan payable to stockholder                                  50,000           50,000                      --
   Payable to affiliated companies                             127,714          117,177                  98,103
   Accounts payable and accrued liabilities                    279,701          272,493                   8,962
                                                             ---------        ---------               ---------

         Total current liabilities                             542,415          524,670                 192,065
                                                             ---------        ---------               ---------

            TOTAL LIABILITIES                                  542,415          524,670                 192,065
                                                             ---------        ---------               ---------

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY

   Common stock, par value, $.01 per share,
     100,000 shares authorized                                     300              300                     252
   Paid-in capital                                             599,700          599,700                 199,748
   Retained earnings (deficit)                                (476,094)        (446,423)                (47,435)
   Unrealized (loss) on securities                             (58,483)         (55,754)                     --
                                                             ---------        ---------               ---------

         Total stockholders' equity                             65,423           97,823                 152,565
                                                             ---------        ---------               ---------


            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 607,838        $ 622,493               $ 344,630
                                                             =========        =========               =========

                               See accompanying notes and independent auditors' report.

                                                 VINTAGE ADVISERS, INC.
                                                STATEMENTS OF OPERATIONS
                              Three Months Ended February 28/29, 1997 and 1996 (Unaudited)
                                      and Years Ended November 30, 1996 and 1995
                                      ------------------------------------------

                                                       February 28/29,                        November 30,
                                                  -----------------------         ---------------------------------
                                                    1997           1996              1996                    1995
                                                  --------       --------         ---------                --------
REVENUE:
   Investment adviser fees
     from affiliated companies                    $ 82,572       $ 46,635         $ 248,090                $ 27,207
   Miscellaneous income                                 --             --               100                      --
   Interest income                                     128             17                64                     811
                                                  --------       --------         ---------                --------

         Total revenue                              82,700         46,652           248,254                  28,018
                                                  --------       --------         ---------                --------


COST OF SALES:
   Reimbursement                                        --         (5,717)          (65,560)                (24,922)
                                                  --------       --------         ---------                --------

         Total cost of sales                            --         (5,717)          (65,560)                (24,922)
                                                  --------       --------         ---------                 -------

         Gross profit                               82,700         40,935           182,694                   3,096
                                                  --------       --------         ---------                 -------

EXPENSES:
   Wages and payroll taxes                          45,403          3,335           181,835                      --
   Professional fees                                10,823         12,474            92,263                   6,827
   Printing, brochures, marketing expenses              --             --            13,854                   3,209
   Telephone                                            --            941             2,549                     199
   Courier                                              50             65               276                     108
   License fees                                         --             --               565                     290
   Insurance                                         1,655             --             5,501                      --
   Taxes                                             1,367          1,119             3,705                     387
   Travel and entertainment                          6,238          4,018            20,536                   7,122
   Interest expense                                  3,412          3,262            14,119                   5,450
   Amortization                                     19,849         13,297            53,189                  26,594
   Equipment                                            --          1,744             3,909                      --
   Office supplies                                      --            213               386                      --
   All other                                        23,574          5,993           185,642                     371
                                                  --------       --------         ---------                --------

         Total expenses                            112,371         46,461           578,329                  50,557
                                                  --------       --------         ---------                --------

Income from operations
  before gain (loss) on securities                 (29,671)        (5,526)         (395,635)                (47,461)

Realized gain (loss) on securities                      --             --            (3,353)                     --
Unrealized gain (loss) on securities                (2,729)       (12,303)
                                                  --------       --------         ---------                --------


NET INCOME (LOSS)                                 $(32,400)      $(17,829)        $(398,988)               $(47,435)
                                                  ========       ========         =========                ========

                       See accompanying notes and independent auditors' report.

                                      VINTAGE ADVISERS, INC.
                          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        Three Months Ended February 28, 1997 (Unaudited)
                           and Years Ended November 30, 1996 and 1995
                           ------------------------------------------

                           Common
                           Stock     Common     Paid-in     Retained
                           Shares     Stock     Capital     Deficit        Total
                           ------    ------     -------     --------     --------
Initial Incorporation      20,000     $ 200    $  1,800    $      --    $   2,000

Unified Holdings, Inc.
  Investment                5,244        52     197,948           --      198,000

Net income (loss)              --        --          --      (47,435)     (47,435)
                           ------     -----    --------    ---------    ---------

Balance, Nov. 30, 1995     25,244       252     199,748      (47,435)     152,565

Unified Holdings, Inc.
  Investment                4,756        48     399,952           --      400,000

Unrealized gain (loss)
  on securities                --        --          --      (55,754)     (55,754)

Net income (loss)              --        --          --     (398,988)    (398,988)
                           ------     -----    --------    ---------    ---------


Balance, Nov. 30, 1996     30,000       300    $599,700    $(502,177)   $  97,823

Unified Holdings, Inc.
  Investment

Unrealized gain (loss)
  on securities                --        --          --       (2,729)      (2,729)

Net income (loss)              --        --          --      (29,671)     (29,671)
                           ------     -----    --------    ---------    ---------

Balance, February 28, 1997
  (Unaudited)              30,000       300    $599,700    $(534,577)   $  65,423
                           ======     =====    ========    =========    =========


             See accompanying notes and independent auditors' report.

                                            VINTAGE ADVISERS, INC.
                                           STATEMENTS OF CASH FLOWS
                     For the Three Months Ended February 28/29, 1997 and 1996 (Unaudited)
                               and Years Ended November 30, 1996 and 1995
                               ------------------------------------------


                                                           February 28/29,                         November 30,
                                                       -----------------------           ---------------------------------
                                                         1997           1996               1996                    1995
                                                       --------       --------           ---------               ---------
                                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   NET INCOME (LOSS)                                   $(32,400)      $(17,829)          $(398,988)              $ (47,435)
   Adjustment to reconcile net income
    to net cash provided (used) in
      operating activities:
      Amortization                                       19,849         13,297              53,189                  26,594
      Loss on sale of securities                             --             --               3,353                      --
      (Increase) decrease in operating assets:
        Prepaid insurance                                (4,946)            --              (1,100)
        Receivable from affiliated mutual fund          (11,970)            --              (7,721)                (15,864)
        Receivable from other                            25,000        (14,242)            (30,000)
      Increase (decrease) in liabilities:
        Payable to affiliated companies                  10,537             --              84,962                  98,103
        Accounts payable and accrued liabilities          7,208        (52,338)            263,531                   8,962
                                                       --------       --------           ---------               ---------

            Net cash (used)
             provided by operating activities            16,007        (58,809)            (32,774)                 70,360
                                                       --------       --------           ---------               ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Organization cost                                         --             --                  --                (265,945)
   Deferred development cost                                 --             --            (314,500)                     --
   Investment in affiliated mutual funds                (17,499)        (7,749)            (12,850)                (86,280)
                                                       --------       --------           ---------               ---------

            Net cash used by investing activities       (17,499)       (32,749)           (327,350)               (352,225)
                                                       --------       --------           ---------               ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Loan proceeds                                             --         90,888                  --                  85,000
   Repayment of loan to Unified Holdings, Inc.               --             --             (15,888)                     --
   Issuance of common stock                                  --             --             400,000                 200,000
                                                       --------       --------           ---------               ---------

            Net cash
              provided by financing activities               --         90,888             384,112                 285,000
                                                       --------       --------           ---------               ---------


NET INCREASE IN CASH AND CASH EQUIVALENTS                (1,492)          (670)             23,988                   3,135
CASH AND CASH EQUIVALENTS, Beginning of year             27,123          3,135               3,135                      --
                                                       --------       --------           ---------               ---------

CASH AND CASH EQUIVALENTS, End of year                 $ 25,631       $  2,465           $  27,123               $   3,135
                                                       ========       ========           =========               =========

NON-CASH ITEMS:
   During 1996, reclass of accounts payable to loan
     payable to Unified Holdings, Inc.  $65,888

Operating activities reflect cash paid for:
          - Interest                                   $  3,412       $  3,262           $  14,119               $   5,450
                                                       --------       --------           ---------               ---------


                                  See accompanying notes and independent auditors' report.

                      VINTAGE ADVISERS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                   November 30, 1996 and 1995
                   --------------------------



Note 1 - ORGANIZATION AND CAPITALIZATION

         Vintage Advisers, Inc. (the "Company"), was incorporated in Delaware on December 12, 1994 and registered to do business in Indiana for the purpose of being the Adviser to the Vintage Mutual Funds (the "Funds"). The Company is a registered investment advisor under the Investment Advisers Act of 1940.

         Since incorporation, the Company authorized an increase in the capitalization of the Company from 1,000 shares to 100,000 shares and declared a 100 to 1 stock split on outstanding shares.

         On November 30, 1995, Unified Holdings, Inc. subscribed to invest $198,000 for 5,244 shares of common stock. This transaction was completed in December 1995. On October 22, 1996, Unified Holdings, Inc. invested $400,000 for 4,756 shares of common stock.

         The Company instituted a Management and Employee Retention Plan (the "Plan") and authorized that 60,000 common shares of the Company fund the plan. The shares have not been registered under the Securities Act of 1933 nor under the Securities laws of any state and have been issued under exemptions that depend, in part, on the intent of the stockholder not to sell or transfer such shares in any manner not permitted by such laws. Of the 60,000 common shares held in trust, 25,760 shares have been designated. The Plan shares shall be granted to the recipient (1) at the time that the Plan Shares are registered under the Securities Act of 1933 or the 1934 Act: or, (2) if such Plan Shares have not been registered by January 1, 2000, the Plan Shares subject to the award shall be earned by the Employee at the rate of twenty percent as of each January 1 following subject to a cross purchase agreement. The Company applies APB Opinion 25 and related interpretations in accounting for this plan, accordingly, no compensation cost has been recognized. Had compensation cost been determined, based on the fair market value at the grant dates of the awards under this plan consistent with the method of FASB Statement 123, the Company's net income (loss) would be reduced to the proforma amounts indicated:

                                                          Year Ended              Year Ended
                                                       November 30, 1996       November 30, 1995
                                                       -----------------       -----------------
   Net income (loss),
      as reported                                          $(398,988)               $(47,435)
      Proforma                                             $(406,693)               $(55,140)

         The Company authorized 10,000 common shares for an option to a significant stockholder for the V.O.I.C.E. (tm) program. This option has not been issued as of November 30, 1996.

                  VINTAGE ADVISERS, INC.
              NOTES TO FINANCIAL STATEMENTS
               November 30, 1996 and 1995
               --------------------------



Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Cash Equivalents -
         ----------------
         Investments in Affiliated Money Market mutual funds are treated as cash equivalents with maturity under 90 days.

         Securities Owned -
         ----------------
         Investments in mutual funds are valued at their respective net asset value and recorded on a trade date basis. The Company considers these as short-term investments in its operations.

         Fees -
         ----
         The Company provides investment advisory services to the Vintage mutual funds and records revenue on the accrual basis of accounting.

         Organization and Development Costs -
         ----------------------------------
         The organizational costs for the Company were capitalized and will be charged to earnings over a sixty-month period on a straight-line basis. These costs were an integral part of the process of organizing the Company and various fees and expenses of the funds which will benefit future periods. The development costs for the Company were capitalized and will be charged to earnings over a one hundred and twenty month period on a straight-line basis.

         Use of Estimates -
         ----------------
         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash Flows -
         ----------
         For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents included money market investments of $1,620 for 1996 and $1,556 for 1995 which are not insured by the FDIC.

         Income Taxes -
         ------------
         The Company has adopted Statement of Financial Accounting Standards NO. 109 ("SFAS 109") accounting for income taxes. The statement requires use of the liability method of accounting for deferred income taxes.

                     VINTAGE ADVISERS, INC.
                 NOTES TO FINANCIAL STATEMENTS
                  November 30, 1996 and 1995
                  --------------------------


Note 3 - LOANS PAYABLE

         The Company has borrowed from three of the principal stockholders on a demand basis during 1996 and 1995. The Company provides interest at prime plus two percent (2%). Interest is paid periodically until the loan is repaid.


     4 - TRANSACTIONS WITH RELATED PARTIES

         The Company provides investment advisory and affiliated companies provide administrative services to the Vintage Mutual funds.
         Fees for such services are based on the net assets under management for each fund in accordance with the terms of the respective fund prospectus. Such fees may be limited by regulatory or Prospectus expense limitations.

         During December 1995, the Company has committed to repay the Funds for the initial registration and organization cost of the funds which were $65,888. During October 1996, the Company reimbursed the Funds $84,717. Under the agreement, the Company is obligated to repay the funds to the extent of fees earned for the annual fiscal year expenses incurred by the funds are in excess of expense limits imposed by securities laws and regulations. The following is a summary of these transactions:

                                                       December 1, 1995       September 1, 1995
                                                    to November 30, 1996    to November 30, 1995
                                                    --------------------    --------------------
     Fees earned                                          $248,090                $ 27,207
     Funds excess expenses                                  65,560                  24,922
                                                          --------                --------

          Total                                           $182,530                $  2,285
                                                          ========                ========

         The funds excess expenses could increase or decrease based upon the actual expenses of the funds for their fiscal year, which ended on September 30, 1996.

         Management and administrative services are provided by an affiliated Company, Unified Holdings, Inc. and its subsidiaries as the Company does not currently have paid employees through November 30, 1995.

         During fiscal 1995, the Company was invoiced $198,000 for various services included in the funds registration and organization cost and $13,915 for expenses and organization cost. During fiscal 1996, the Company was invoiced $500,000 for expenses incurred of which $314,500 was capitalized as a deferred development cost.
         At November 30, 1996 and 1995, the Company owed $115,856 and $4,160 to this affiliated Company, respectively.

                    VINTAGE ADVISERS, INC.
                NOTES TO FINANCIAL STATEMENTS
                 November 30, 1996 and 1995
                 --------------------------



Note 5 - PROVISION FOR INCOME TAXES

         During two years of operations, the Company has incurred taxable losses. No tax benefit has been reflected in accordance with the Financial Accounting Standards Board Statement No. 96, Accounting for Income Taxes (SFAS 96). The Company does not expect a material impact on the Company's results of operations because of the tax benefit.



     6 - COMMITMENTS

         Vintage Advisers, Inc. has an obligation with the Vintage mutual funds to provide the Company's V.O.I.C.E. (tm) program. This program will cause the Company to pay twenty-five basis points to approved designated charitable organizations on behalf of each stockholder of the Vintage funds which have invested an average of twenty-five thousand dollars or more quarterly. The payment will be quarterly.

         During 1996, the Company has licensed the V.O.I.C.E. (tm) program to a regional bank. This Agreement should provide future on-going revenue.



     7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and estimated fair values of the Corporation's financial instruments at November 30, 1996 and 1995. FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                      1996                    1995
                                                             --------------------    --------------------
                                                             Carrying      Fair      Carrying        Fair
    ($ in thousands)                                          Amount       Value      Amount        Value
                                                             --------     -------    --------       -----
    Financial assets
     Cash and
      cash equivalents                                       $  27.1      $  27.1     $  3.1       $  3.1
     Receivables                                                53.5         53.5       15.8         15.8
     Investments                                                40.0         40.0       86.2         86.2

    Financial liabilities
     Payables
      (trade)                                                 (272.4)      (272.4)       8.9          8.9
      (affiliated
        company)                                               117.2        117.2      (98.1)       (98.1)

                   VINTAGE ADVISERS, INC.
               NOTES TO FINANCIAL STATEMENTS
                November 30, 1996 and 1995
                --------------------------



Note 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

         The carrying amounts shown in the table are included in the statement of financial condition under the indicated captions.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

              Cash, receivables, and payables:  The carrying amounts
              -------------------------------
              approximate fair value because of the short maturity of those instruments.

              Investments:  The carrying amounts have been adjusted to
              -----------
              fair value according to the daily NAV prices at the close of the markets on November 30 for each respective year.

                                  HEALTH FINANCIAL, INC.


                                      BALANCE SHEET


                                     March 31, 1997
                                       (Unaudited)

ASSETS
------
CURRENT ASSETS
   Cash:
      Bank                                               $ 28,445
      Mutual Fund money market                             75,678
                                                         --------
Accounts receivable:
   Trade                                                  317,699
   Other                                                    4,755
                                                         --------
Marketable investments                                    177,915
Notes receivable, Current balances                         28,851
                                                         --------
                                                          633,343

INVESTMENTS IN DEBT SECURITIES                                  0
                                                         --------
PROPERTY AND EQUIPMENT:
   Land                                                    20,252
   Building & signs                                       121,154
   Office equipment & furniture                           111,284
                                                         --------
                                                          252,690
   Less accumulated depreciation                           55,002
                                                         --------
                                                          197,680
                                                         --------
OTHER ASSETS
   Notes receivable, net of Current maturities             11,262

      TOTAL ASSETS                                       $842,293
                                                         ========

See accompanying notes and independent auditors' report


                                    - 100 -



LIABILITIES & STOCKHOLDERS' EQUITY
----------------------------------
CURRENT LIABILITIES:
   Accounts payable, trade                                 20,347
   Accrued property and franchise taxes                     3,000
   Accrued local taxes                                      1,653
   Accrued income taxes                                         0
                                                         --------
                                                           25,000
LONG-TERM LIABILITIES:
   Deferred income taxes                                        0
                                                         --------
      Total liabilities                                    25,000
                                                         --------
COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' EQUITY
   Loan on stock, $1.00 par value
      10,000-shares authorized
      8,295 shares issued and outstanding                   9,300
   Paid-in capital                                         46,510
                                                         --------
      Total stock investment                               55,810
   Retained Earnings                                      761,483
                                                         --------
      Total stockholders' equity                          817,293
                                                         --------
         TOTAL LIABILITIES &
            STOCKHOLDERS' EQUITY                         $842,293
                                                         ========

See accompanying notes and independent auditors' report

                                HEALTH FINANCIAL, INC.

                               STATEMENTS OF OPERATIONS

                      Three Months ended March 31, 1997 and 1996
                                     (Unaudited)
                                                        1997              1996
                                                     ---------          --------
REVENUES:
   Advisory Fees                                     $ 348,547          $383,502
   Administration fee reimbursement                        300                --
   Rental income                                            --                --
   Other                                                   246            20,381
                                                     ---------          --------
      Total revenue                                    349,093           403,883

DIRECT SUPPLIER COSTS
   Investment advisory fees                             10,202            12,493
   Administration fees                                      --             1,831
   Regulatory fees                                          --                --
                                                     ---------          --------
      Total supplier costs                              10,202            14,324
                                                     ---------          --------
         Total operating profit                        338,891           389,559
                                                     ---------          --------
OPERATING EXPENSES:
   Personnel salaries & wages                          415,960           337,300
   Payroll taxes                                        10,000             7,531
   Pension expense                                      10,000             8,000
   Depreciation                                        111,250             4,420
   Office supplies                                      71,805             6,591
   Postage                                               1,461             1,496
   Telephone                                               869               946
   Insurance                                             3,695             2,653
   Travel                                                   --                --
   Publication & subscriptions                           1,500             1,500
   Legal & professional services                         7,125               777
   Property taxes                                          400               200
   Real estate maintenance and
      association fees                                     634               128
   Licenses & fees                                         220                --
   Contributions                                            --                --
   Other                                                   359             5,932
                                                     ---------          --------
      Total operating expenses                         471,287           377,473
                                                     ---------          --------
         Income from operations                       (132,396)           12,086

OTHER INCOME (EXPENSES)
   Investment income                                       950             6,516
   Capital gains and interest income                    23,500                --
                                                     ---------          --------
INCOME BEFORE INCOME
   TAXES                                              (107,946)           18,602
INCOME TAXES:                                               --                --
                                                     ---------          --------
NET INCOME                                            (107,946)           18,602
RETAINED EARNINGS,
   BEGINNING OF YEAR                                   869,429           667,191
                                                     ---------          --------
RETAINED EARNINGS,
   END OF YEAR                                       $ 761,483          $685,793
                                                     =========          ========

See accompanying notes and independent auditors' report

                             HEALTH FINANCIAL, INC.

                            STATEMENTS OF CASH FLOWS

                   Three Months ended March 31, 1997 and 1996
                                   (Unaudited)
                                                        1997              1996
                                                     ---------          -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                        $(107,946)         $18,602
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Deferred income taxes                              --               --
         Depreciation                                   11,250            4,420
         Amortization                                       --               --
         Gain on sale of assets                             --               --
         (Increase) decrease in assets:
            Accounts receivable                        112,165               --
            Marketable investments                          --               --
            Notes receivable, Current balances           1,262               --
         Increase (decrease) in liabilities:
            Accounts payable, trade                        720               --
            Accrued property and franchise taxes            20               --
            Accrued local taxes                             --               --
            Accrued income taxes                            --               --
                                                     ---------          -------
               Net cash provided by (used in)
                  operating activities                  17,471           23,022
                                                     ---------          -------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase for property & equipment                   (16,386)              --
   Purchase of notes receivable                             --               --
   Proceeds on note receivable                              --               --
                                                     ---------          -------
      Net cash provided by (used in)
         investing activities                          (16,386)              --
                                                     ---------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                             --               --
   Proceeds from the sale of Company stock                  --               --
                                                     ---------          -------
      Net cash provided by (used in)
         financing activities                               --               --
                                                     ---------          -------
NET INCREASE (DECREASE) IN CASH                          1,085           23,022
CASH AT BEGINNING OF YEAR                              103,038           73,426
                                                     ---------          -------
CASH AT END OF YEAR                                  $ 104,123          $96,448
                                                     =========          =======
SUPPLEMENTARY DISCLOSURES OF
   CASH FLOW INFORMATION
      Cash paid during period for - interests                0                0
                                  - income taxes             0                0


See accompanying notes and independent auditors' report

                                 HEALTH FINANCIAL, INC.

                             Note to Financial Statements

                          Three Months ended March 31, 1997
                                     (Unaudited)


NOTE A -- BASIS OF PRESENTATION
   The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

                          FIRST LEXINGTON TRUST COMPANY

                                 BALANCE SHEET

                                March 31, 1997
                                  (Unaudited)
                                    ASSETS
                                    ------

CURRENT ASSETS
   Cash:
      Bank                                          $   10,520
      Mutual Fund money market                          10,000
      Mutual Fund Trust account                         15,034
      Brokerage money market                            64,208
                                                    ----------
                                                        99,762
                                                    ----------
   Accounts receivable:
      Fee income                                        60,430
      Mutual Fund Trust account                          6,000
                                                    ----------
                                                        66,430
                                                    ----------
   Accrued interest income receivable                    4,801
   Prepaid expenses                                      3,424
                                                    ----------
                                                       174,417
                                                    ----------
INVESTMENT IN DEBT SECURITIES                          802,970
                                                    ----------
PROPERTY AND EQUIPMENT:
   Office equipment                                      3,334
   Software                                             45,392
                                                    ----------
                                                        48,726
   Less accumulated depreciation                        12,768
                                                    ----------
                                                        35,958
                                                    ----------

OTHER ASSETS
   Organization costs                                    9,000
                                                    ----------

         TOTAL ASSETS                               $1,022,345
                                                    ==========







See accompanying notes and independent auditors' report.


                                    - 105 -


                          LIABILITIES & STOCKHOLDERS' EQUITY
                          ----------------------------------

CURRENT LIABILITIES
   Accounts payable, trade                               3,198
   Accrued advisory fees                                 4,000
   Accrued income taxes                                  2,465
   Deferred income                                       3,248
   Deferred income taxes                                15,076
                                                    ----------
                                                        27,987
LONG-TERM LIABILITIES:
   Deferred income taxes                                 1,810
                                                    ----------
         Total liabilities                              29,797
                                                    ----------

COMMITMENTS & CONTINGENCIES                                 --

STOCKHOLDERS' EQUITY:
   Common stock, $1.00 par value
      10,000 shares authorized
      8,295 shares issued and outstanding                8,295
   Paid-in capital                                     821,705
                                                    ----------
      Total stock investment                           830,000
   Retained Earnings                                   162,548
                                                    ----------
      Total stockholders' equity                       992,548
                                                    ----------



         TOTAL LIABILITIES & STOCKHOLDERS' EQUITY   $1,022,345
                                                    ==========


                                   FIRST LEXINGTON TRUST COMPANY

                                     STATEMENTS OF OPERATIONS

                            Three Months ended March 31, 1997 and 1996
                                           (Unaudited)
                                                          1997                 1996
                                                        --------             -------
REVENUES:
   Trustee fees                                         $ 59,481             $40,806
   Administration fees                                    12,222               3,085
   Valuation system fees                                      --                  --
   Software maintenance fees                               1,127               1,587
                                                        --------             -------
      Total revenue                                       72,830              45,478
                                                        --------             -------
DIRECT SUPPLIER COSTS
   Investment advisory fees                                5,210               1,517
   Plan administration fees                               15,349               4,131
   Software maintenance fees                                  --                  --
   Related party employee, supplies and
      operating expenses reimbursed                       16,760              16,500
                                                        --------             -------
      Total supplier costs                                37,319              22,148
                                                        --------             -------
         TOTAL GROSS PROFIT                               35,511              23,330
                                                        --------             -------
OPERATING EXPENSES:
   Computer software expenses                                 --                  --
   Insurance                                              10,049               3,413
   Legal & professional services                           3,137               3,818
   Depreciation                                            2,000               2,501
   Office supplies & postage                               1,374                  --
   Rent                                                    1,875               1,250
   Telephone                                                 933               1,173
   Property taxes                                            250                 250
   Licenses & fees                                           500                 500
   Other                                                   1,203                 944
                                                        --------             -------
      Total operating expenses                            21,321              13,849
                                                        --------             -------

INCOME FROM OPERATIONS                                    14,190               9,481
OTHER INCOME (EXPENSES)
   Investment interest income                              1,615              14,890
   Capital gains and other income                             --                  --
                                                        --------             -------
INCOME BEFORE INCOME TAXES                                15,805              24,371
INCOME TAXES
   Current                                                 4,275               7,500
   Deferred                                                   --                  --
                                                        --------             -------
NET INCOME                                                11,530              16,871
RETAINED EARNINGS, BEGINNING OF YEAR                     151,018              69,934
                                                        --------             -------
RETAINED EARNINGS, END OF YEAR                          $162,548             $86,805
                                                        ========             =======

See accompanying notes and independent auditors' report.

                              FIRST LEXINGTON TRUST COMPANY

                                STATEMENTS OF CASH FLOWS

                      Three Months ended March 31, 1997 and 1996
                                      (Unaudited)
                                                              1997                 1996
                                                            --------             -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                               $ 11,530             $16,871
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Deferred income taxes                                (1,154)                 --
         Depreciation                                          2,000               2,501
         (Increase) decrease in assets:
           Accounts receivable                               (12,035)                 --
           Accrued interest income receivable                     --                  --
           Prepaid expenses                                       --                  --
         Increase (decrease) in liabilities:
           Accounts payable, trade                            (5,406)                 --
           Accrued advisory fees                                (253)                 --
           Accrued income taxes                               (6,735)                 --
           Deferred income                                        --                  --
                                                            --------             -------
             Net cash provided by (used in)
               operating activities                          (12,053)             19,372

CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase for property & equipment                        --                  --
         Purchase of investments                                  --                  --
         Proceeds from the sale of investments                    --                  --
                                                            --------             -------
             Net cash provided by (used in)
               investing activities                               --                  --

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from Long-term debt                             --                  --
         Purchase of treasury stock                               --                  --
         Proceeds from the sale of Company stock                  --                  --
                                                            --------             -------
             Net cash provided by (used in)
               financing activities                               --                  --
                                                            --------             -------

NET INCREASE (DECREASE) IN CASH                              (12,053)             19,372
CASH AT BEGINNING OF YEAR                                    111,815              39,623
                                                            --------             -------
CASH AT END OF YEAR                                         $ 99,762             $58,995
                                                            ========             =======
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during period - interest                             --                  --
                           - income taxes                   $  6,735                  --
                                                            ========             =======


See accompanying notes and independent auditors' report.

                              FIRST LEXINGTON TRUST COMPANY

                              NOTE TO FINANCIAL STATEMENTS

                           Three Months ended March 31, 1997
                                      (Unaudited)


NOTE A -- BASIS OF PRESENTATION
   The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

                                   PART III
                                   --------


ITEM 1.         INDEX TO EXHIBITS
                -----------------

      See Exhibit Index hereto.



ITEM 2.         DESCRIPTION OF EXHIBITS
                -----------------------

      See Exhibit Index hereto.

                               SIGNATURES
                               ----------

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               UNIFIED HOLDINGS, INC.



                               By  /s/ Timothy L. Ashburn
                                  ---------------------------------------------
                                  Timothy L. Ashburn, Chairman of the Board and Chief Executive Officer

                                    EXHIBIT INDEX

Exhibit
Number                               Description                                Page
-------                              -----------                                ----
  2.1       Agreement and Plan of Merger dated April 25, 1997 by and among the Company, HFI Acquisition Corporation, Health Financial,
            Inc. and Dr. Gregory W. Kasten.


  2.2 Amended and Restated Agreement and Plan of Merger dated as of April 25, 1997 by and among the Company, FLTC Acquisition
            Corporation, First Lexington Trust Company and Dr. Gregory
            W. Kasten.


  2.3 Agreement and Plan of Merger dated as of May 8, 1997 by and among the Company, VAI Acquisition Corporation, Vintage
            Advisers, Inc. and Timothy L. Ashburn.


  3.1       Certificate of Incorporation, as amended and currently in effect.


  3.2       By-laws.


 10.1       Unified Holdings, Inc. Management and Employee Retention Plan.


 10.2       Unified Holdings, Inc. Restricted Stock Option Plan.


 21.1       List of Subsidiaries.


 27.1       Financial Data Schedule.
